Filed by Israel Technology Acquisition Corp. and
IXI Mobile, Inc.pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Israel Technology Acquisition Corp.
SEC File No. 000-51259

OMB APPROVAL
OMB Number:3235-0060 Expires:January 31, 2008 Estimated average burden Hours per response38.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
______________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 28, 2006

ISRAEL TECHNOLOGY ACQUISITION CORP.
(Exact Name of Registrant as Specified in Charter)

Delaware	000-51259	20-2374143
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7 Gush Etzion, 3rd Floor, Givaat Shmuel, Israel	54030
(Address of Principal Executive Offices)	(Postal Code)

Registrant’s telephone number, including area code: (011) 972-3-532-5918

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

COMMENCING SHORTLY AFTER THE FILING OF THIS CURRENT REPORT ON FORM 8-K, ISRAEL TECHNOLOGY ACQUISITION CORP. (“ITAC”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING ITAC SECURITIES, REGARDING ITS MERGER WITH IXI MOBILE, INC. (“IXI”), AS DESCRIBED IN THIS REPORT. THIS CURRENT REPORT ON FORM 8-K, INCLUDING SOME OR ALL OF THE EXHIBITS HERETO, WILL BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

EARLYBIRDCAPITAL, INC. (“EBC”), THE MANAGING UNDERWRITER OF ITAC’S INITIAL PUBLIC OFFERING (“IPO”) CONSUMMATED IN JULY 2005, AND MAXIM GROUP (“MAXIM”), A MEMBER OF THE UNDERWRITING SYNDICATE FOR THE IPO, ARE ASSISTING ITAC IN THESE EFFORTS WITHOUT CHARGE, OTHER THAN THE REIMBURSEMENT OF THEIR OUT-OF-POCKET EXPENSES. ITAC AND ITS DIRECTORS AND EXECUTIVE OFFICERS AND EBC AND MAXIM MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICIATION OF PROXIES FOR THE SPECAL MEETING OF ITAC STOCKHOLDERS TO BE HELD TO APPROVE THE MERGER.

STOCKHOLDERS OF ITAC AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, ITAC’S PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT IN CONNECTION WITH ITAC’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THESE PROXY STATEMENTS WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ ITAC’S FINAL PROSPECTUS, DATED JULY 12, 2005, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE ITAC OFFICERS AND DIRECTORS AND OF EBC AND MAXIM AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THIS BUSINESS COMBINATION. THE DEFINITIVE PROXY STATEMENT WILL BE MAILED TO STOCKHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE MERGER. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: ISRAEL TECHNOLOGY ACQUISITION CORP., 7 GUSH ETZION, 3RD FLOOR, GIVAAT SHMUEL, ISRAEL 54030. THE PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT, ONCE AVAILABLE, AND THE FINAL PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

2

Item 1.01 Entry into a Material Definitive Agreement.

General; Structure of Merger

On February 28, 2006, Israel Technology Acquisition Corp. (“ITAC”) entered into an Agreement and Plan of Merger (“Merger Agreement”) with IXI Mobile, Inc. A wholly owned subsidiary of ITAC, formed to effectuate the merger by merging with and into IXI, is also a party to the Merger Agreement. As a result of the merger, IXI will be the surviving corporation and will be a wholly owned subsidiary of ITAC. ITAC will change its name to “IXI Mobile, Inc.” and IXI will change its name to “IXI Mobile (USA), Inc.” As used in this Report, “IXI” includes IXI Mobile, Inc. and all of its subsidiaries.

IXI is a privately owned company founded in 2000 that delivers devices and services designed to improve mobile communications and increase mobile data usage. Its Ogo™ devices are designed to deliver popular messaging applications, such as instant messaging, email, news, and SMS on optimized devices, increasing data usage and enhancing the mobile experience. IXI markets its solutions to mobile operators and Internet service providers worldwide.

IXI products can be tailored to meet operator requirements, both hardware and software needs, providing a platform for future revenues. IXI also provides Hosted Services to mobile operators and Internet service providers worldwide, including all necessary gateways and backend servers, and related support services.

Gideon Barak, IXI’s Chairman of the Board, and Amit Haller, IXI’s President and Chief Executive Officer, will continue after the merger in the positions they now hold with IXI.

Upon consummation of the merger, the board of directors of ITAC will be increased to seven members, of whom five have been designated in the Merger Agreement and two will be designated by ITAC prior to the closing, subject to the reasonable approval of IXI. All seven designees will be presented for election by the ITAC stockholders at the meeting called to approve the merger. In connection with the merger, ITAC will seek approval of an amendment to its certificate of incorporation removing the board classification requirement from its certificate and the new board will not be classified into different classes, as presently required under ITAC’s certificate of incorporation.

The Merger Agreement has been approved and adopted by stockholders of IXI holding a majority of the required IXI voting power, in accordance with the Delaware General Corporation Law (“DGCL”).

It is a condition to ITAC’s obligations to consummate the merger that security holders of IXI who hold, in the aggregate, not less than 95% of the shares of IXI common stock on a fully-diluted basis will be parties to agreements that restrict them from selling any of the shares of ITAC common stock that they receive at the closing for a period of six months following the closing. It is also a condition that executives and certain stockholders of IXI will be parties to agreements that restrict their ability to sell shares of ITAC stock they receive at closing for periods ranging up to 450 days after closing.

The merger is expected to be consummated in the third quarter of 2006, after the required approval by the stockholders of ITAC and the fulfillment of certain other conditions, as discussed herein.

3

Merger Consideration

Pursuant to the Merger Agreement, (i) the holders (“IXI Stockholders”) of shares of IXI common stock (“IXI Stock”), (ii) the holders (“IXI Employee Option Holders”) of IXI employee options (“IXI Employee Options”) and (iii) the holders (“IXI Warrant Holders”) of IXI warrants (“IXI Warrants”) will be entitled, in exchange for their IXI securities, to acquire an aggregate of approximately 7,818,000 shares of common stock of ITAC (“ITAC Stock”). In addition, as further consideration, the IXI Stockholders will be entitled to receive, or in the case of IXI Employee Option Holders and IXI Warrant Holders will be entitled to acquire, up to an aggregate of 10.0 million additional shares of ITAC Stock based on attaining the following targets:

•	if ITAC’s total revenues equal or exceed $45.0 million for the calendar year ending December 31, 2006, an aggregate of 1.0 million additional shares of ITAC Stock (the “Revenue Shares”);

•
if ITAC’s net income exceeds $15.0 million for the calendar year ending December 31, 2007, up to an aggregate of 1.0 million additional shares of ITAC Stock in proportion to the amount by which ITAC’s net income exceeds $15.0 million up to a maximum of $25.0 million (the “2007 Net Profit Shares”);

•
if ITAC’s net income exceeds $20.0 million for the calendar year ending December 31, 2008, up to an aggregate of 2.0 million additional shares of ITAC Stock in proportion to the amount by which ITAC’s net income exceeds $20.0 million up to a maximum of $45.0 million (the “2008 Net Profit Shares”); and

•
if the ITAC Stock trades, for any 20 trading days out of any consecutive 30 trading days period at any time during the period commencing on the closing date and ending on the fourth anniversary thereof, at an amount equal to or exceeding:

•	$8.50 per share of ITAC Stock, an aggregate of 2.0 million shares of ITAC Stock (the “First Share Price Shares”);

•	$9.50 per share of ITAC Stock, an aggregate of 2.0 million shares of ITAC Stock (the “Second Share Price Shares”); and

•
$12.00 per share of ITAC Stock, an aggregate of 2.0 million shares of ITAC Stock (the “Third Share Price Shares”, and, together with the First Share Price Shares and Second Share Price Shares, the “Share Price Shares”).

If ITAC engages in a change of control transaction after the consummation of the merger and prior to the fourth anniversary thereof in which the consideration paid to holders of ITAC Stock exceeds $11.00 per share, then the IXI Stockholders will be entitled to receive, and IXI Employee Option Holders and IXI Warrant Holders, will be entitled to acquire, the Revenue Shares, the 2007 Net Profit Shares, the 2008 Net Profit Shares, the First Share Price Shares and the Second Share Price Shares to the extent that:

•	such shares have not already been distributed; or

•
in the case of the Revenue Shares, the 2007 Net Profit Shares and the 2008 Net Profit Shares, the applicable measurement periods have not expired prior to the date of the change of control transaction.

In addition, if the consideration paid to holders of ITAC Stock in a change of control transaction equals or exceeds $12.00 per share, then the IXI Stockholders will also be entitled to receive, and the IXI Employee Option Holders and IXI Warrant Holders will be entitled to acquire, the Third Share Price Shares to the extent that such shares have not already been distributed.

4

For the purposes of the Merger Agreement, a change of control transaction refers to any of the following:

•	a sale of all or substantially all of ITAC’s assets;

•
the acquisition of beneficial ownership (as defined by Rule 13-d as promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by any person of 80% or more of the voting stock of ITAC; and

•	a merger or other consolidation of ITAC with another entity.

The Revenue Shares, the 2007 Net Profit Shares, the 2008 Net Profit Shares and the Share Price Shares will be issued to an escrow agent and will be held by the agent until they are earned. During such period, the escrow agent will vote all of such shares in the same manner as the majority of all other ITAC shares are voted with respect to any matter that is presented for a vote by the stockholders of ITAC.

Representations and Warranties

The Merger Agreement contains representations and warranties of each of IXI and ITAC relating to, among other things, (a) proper corporate organization and similar corporate matters, (b) capital structure of each constituent company, (c) the authorization, performance and enforceability of the Merger Agreement, (d) licenses and permits, (e) taxes, (f) financial information and absence of undisclosed liabilities, (g) holding of leases and ownership of other properties, including intellectual property, (h) accounts receivable, (i) contracts, (j) title to properties, and environmental condition thereof, (k) title and condition of assets, (l) absence of certain changes, (m) employee matters, (n) compliance with laws, (o) litigation and (p) compliance with applicable provisions of securities laws.

Covenants

ITAC and IXI have each agreed to take such actions as are necessary, proper or advisable to consummate the merger. They have also agreed to continue to operate their respective businesses in the ordinary course prior to the closing and not to take certain specified actions without the prior written consent of the other party.

The Merger Agreement also contains additional covenants of the parties, including covenants providing for:

(i) the parties to use commercially reasonable efforts to obtain all necessary approvals from stockholders, governmental agencies and other third parties that are required for the consummation of the transactions contemplated by the Merger Agreement;

(ii) the protection of confidential information of the parties and, subject to the confidentiality requirements, the provision of reasonable access to information;

(iii) ITAC to prepare and file a registration statement, which shall contain a prospectus/proxy statement, to register, under the Securities Act of 1933, as amended (“Securities Act”), the shares of ITAC Stock to be issued or issuable in the merger and to solicit proxies from the ITAC stockholders to vote in favor of proposals regarding the adoption of the Merger Agreement and the approval of the merger, the change of ITAC’s name to “IXI Mobile, Inc.,” the increase, following the merger, of the number of authorized shares of ITAC common stock from 21,000,000 to 55,000,000, an amendment to ITAC’s certificate of incorporation deleting Article Sixth thereof (relating to the classification of ITAC’s board of directors and certain matters that will no longer be applicable after the merger) and renumbering the following provisions accordingly, the issuance to Gideon Barak, IXI’s Chairman, and Amit Haller, its President and Chief Executive Officer, of options to purchase an aggregate of 1,500,000 shares of its common stock, and the election of specified persons to its board of directors;

5

(iv) ITAC and IXI to use their reasonable best efforts to obtain the listing for trading on Nasdaq of ITAC’s common stock, warrants and units;

(v) IXI to waive its rights to make claims against ITAC to collect from a trust fund (“Trust Fund”) established for the benefit of the ITAC stockholders who purchased their securities in ITAC’s initial public offering (“ IPO”) for any moneys that may be owed to them by ITAC for any reason whatsoever, including breach by ITAC of the Merger Agreement or its representations and warranties therein; and

(vi) the non-solicitation by either ITAC or IXI of other transactions regarding business combinations until November 15, 2006 if, by that date, IXI has received additional capital of at least $15,000,000;

(vii) a cash payment by ITAC, at the election of certain of IXI’s stockholders, in lieu of the issuance to such stockholders of Share Price Shares that they would be entitled to receive if, in the opinion of counsel reasonably satisfactory to ITAC, the receipt by such stockholders of Share Price Shares would cause them to become liable to ITAC for “short swing profits” pursuant to Section 16(b) of the Exchange Act;

(viii) IXI to seek a tax pre-ruling from Israeli tax authorities with respect to deferment of Israeli income taxes by Israeli citizens or residents who receive shares of ITAC Stock in the merger (the “Israeli Tax Pre-Ruling”);

(ix) ITAC and IXI to cooperate and use all commercially reasonable efforts to procure bridge financing for IXI in an amount sufficient to allow it to continue to operate in accordance with its current business plan and projections until the closing of the merger; and

(x) the survival of indemnification rights in favor of persons who were officers or directors of IXI or ITAC as of or prior to the date of the Merger Agreement as provided in the respective certificates of incorporation and by-laws of IXI and ITAC or in any indemnification agreements between either IXI or ITAC and the indemnified persons until seven years after the closing and the maintenance, for a period of seven years after the closing, of existing directors’ and officers’ liability insurance policies by IXI and ITAC if annual premiums do not exceed specified amounts.

Conditions to Closing

General Conditions

Consummation of the transactions is conditioned on the ITAC stockholders, at a meeting called for these purposes, (i) adopting the Merger Agreement and approving the merger, (ii) approving the change of ITAC’s name, and (iii) approving the increase of the authorized shares of ITAC’s common stock from 21,000,000 shares to 55,000,000 shares. The stockholders will also be asked to approve the removal of all of the provisions of Article Sixth of ITAC’s certificate of incorporation including those relating to ITAC’s board of directors and the renumbering of the following provisions accordingly, to approve the issuance to Gideon Barak, IXI’s Chairman, and Amit Haller, its President and Chief Executive Officer, of options to purchase up to 1,500,000 shares of ITAC common stock if the conditions for the issuance of the Revenue Shares, the 2007 Net Profit Shares, the 2008 Net Profit Shares and the Share Price Shares are met, and to elect specified persons to comprise the board of directors of ITAC after the merger.

6

The adoption of the Merger Agreement will require the affirmative vote of a majority of the shares sold in the IPO (“Public Shares”) cast at the meeting. The holders of the ITAC common stock issued prior to its IPO, including the current officers and directors of ITAC, have agreed to vote their shares in the matter of the approval of the Merger Agreement to the same effect as the majority of the shares sold in the IPO are voted. Additionally, if holders owning 20% or more of the Public Shares vote against the transaction and exercise their right to convert their Public Shares into a pro-rata portion of the funds held in the Trust Fund, then the transactions contemplated by the Merger Agreement cannot be consummated.

The approval of the ITAC name change and the increase in the number of authorized shares of ITAC common stock will require the affirmative vote of the holders of a majority of the outstanding common stock of ITAC and such approvals are conditions to the consummation of the merger. The approval of the stock options will require the affirmative vote of a majority of the outstanding ITAC common stock present in person or by proxy at the stockholder meeting and the deletion of Article Sixth of ITAC’s certificate of incorporation will require the affirmative vote by the holders of a majority of the outstanding common stock of ITAC, but these approvals are not conditions to the consummation of the merger. Directors of ITAC will be elected by a plurality of the shares voting on the matter.

In addition, the consummation of the transactions contemplated by the Merger Agreement is conditioned upon (i) no order, stay, judgment or decree being issued by any governmental authority preventing, restraining or prohibiting in whole or in part, the consummation of such transactions, (ii) the execution by and delivery to each party of each of the various transaction documents, (iii) the delivery by each party to the other party of a certificate to the effect that the representations and warranties of the certifying party are true and correct in all material respects as of the closing and all covenants contained in the Merger Agreement have been materially complied with by such certifying party, (iv) the receipt of all necessary consents and approvals by third parties and the completion of necessary proceedings, (v) holders of not more than 5% of the shares of IXI’s common stock outstanding immediately before the closing not having taken action to exercise their appraisal rights under the DGCL, (vi) the registration statement providing for the registration of the shares of common stock being issued by ITAC in the merger under the Securities Act shall have been declared effective, and (vii) ITAC’s common stock being quoted on the OTC Bulletin Board or listed for trading on Nasdaq.

IXI’s Conditions to Closing

The obligations of IXI to consummate the transactions contemplated by the Merger Agreement also are conditioned upon, among other things, each of the following:

(i) There shall have been no material adverse change in the assets, liabilities or financial condition of ITAC or its business since the date of the Merger Agreement;

(ii) The Trust Fund shall not contain less than $32,955,360, less amounts paid to ITAC stockholders who have elected to convert their shares to cash in accordance with ITAC’s certificate of incorporation, and shall be dispersed to ITAC immediately upon the closing;

7

(iii) IXI’s existing directors’ and officers’ liability insurance policy (or a policy permitted to be substituted therefor) shall be in full force and effect;

(iv) The Registration Rights Agreement (described below) shall be in full force and effect;

(v) Approvals of the merger from the Israel Ministry of Industry, Trade and Labor and the Israeli Investment Center of such Ministry shall have been received by IXI;

(vi) IXI shall have obtained the Israeli Tax Pre-Ruling;

(vii) Either IXI shall have received a requested exemption under Israeli securities laws or ITAC shall have purchased IXI employee options from a sufficient number of holders thereof as shall permit IXI to avoid certain prospectus requirements under Israeli securities laws; and

(viii) Certain investor rights agreements specified in the Merger Agreement shall have been terminated.

ITAC’s Conditions to Closing

The obligations of ITAC to consummate the transactions contemplated by the Merger Agreement also are conditioned upon each of the following, among other things:

(i) At the closing, there shall have been no material adverse change in the assets, liabilities or financial condition of IXI, its subsidiaries or their businesses since the date of the Merger Agreement;

(ii) All shares of IXI’s preferred stock outstanding immediately prior to the closing shall have been converted into shares of IXI common stock;

(iii) All warrants for the purchase of shares of IXI preferred stock shall have been converted into warrants to purchase shares of IXI common stock or terminated;

(iv) The employment agreement between IXI Mobile (R&D) Ltd., a subsidiary of IXI, and Gideon Barak, IXI’s Chairman, and the employment agreement between IXI and Amit Haller, IXI’s President and Chief Executive Officer, as amended, shall be in full force and effect;

(v) Security holders of IXI who hold not less than 95% of the shares of IXI common stock on a fully-diluted basis will be parties to agreements that restrict them from selling any of the ITAC shares of common stock that they receive at the closing for a period of 180 days or more following the closing;

(vi) All indebtedness owed to IXI by any director, executive officer or stockholder of IXI or any immediate family member thereof shall have been repaid in full; and

(vii) ITAC’s existing directors’ and officers’ liability insurance policy (or a policy permitted to be substituted therefor) shall be in full force and effect.

Indemnification

As ITAC’s sole remedy for its rights to indemnification under the Merger Agreement, there will be placed in escrow (with an independent escrow agent) from the shares of ITAC Stock to be issued upon consummation of the merger, a total of 10% of such shares (“Escrow Fund”). Any indemnification payments shall be paid solely from the shares placed in escrow. Claims for indemnification may be asserted by ITAC once the damages exceed $1,000,000 and are fully indemnifiable from the first dollar once damages exceed that amount. However, claims with respect to IXI’s representations and warranties regarding its capitalization and certain other specified matters are not subject to such threshold. Any shares of ITAC Stock remaining in the Escrow Fund on December 31, 2007, other than those applying to claims made by that date that have not then been resolved, shall be released to the persons entitled to them.

8

Termination

The Merger Agreement may be terminated at any time, but not later than the closing, as follows:

(i) By mutual written consent of ITAC and IXI;

(ii) By either ITAC or IXI if the merger is not consummated on or before December 31, 2006;

(iii) By either ITAC or IXI if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, ruling or other action is final and nonappealable;

(iv) By either ITAC or IXI if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured its breach within thirty days of the notice of an intent to terminate, provided that the terminating party is itself not in breach; and

(v) By either ITAC or IXI if, at the ITAC stockholder meeting, the Merger Agreement and the transactions contemplated thereby shall fail to be approved and adopted by the affirmative vote of the holders of ITAC’s common stock or 20% or more of the Public Shares request conversion of their shares into the pro rata portion of the Trust Fund in accordance with ITAC’s certificate of incorporation.

Lock-Up Agreements

Each IXI stockholder who holds more than 4% of the outstanding IXI common stock will execute a lock-up agreement (the "Stockholder Lock-Up") relating to all shares of ITAC Stock which it may receive in connection with the consummation of the merger.  These stockholders beneficially own an aggregate of  77% of the fully diluted equity of IXI. The Stockholder Lock-Up provides that the IXI stockholders who are subject to its terms will not sell or otherwise transfer any such shares of ITAC Stock for a period of 180 days after the closing.  After the initial 180 day period, 25% of such shares of ITAC Stock will be released from the terms of the Stockholder Lock-Up and an additional 25% of such shares will be released every 90 days thereafter until all such shares of ITAC Stock are released; provided, however, that during the first 360 days after the closing, no sale or other transfer may be made unless the last sales price of the ITAC Stock is at least $6.00.  In addition, after the initial 180 day period, if the last reported sale price of ITAC Stock equals or exceeds $8.50 for 20 trading days out any consecutive 30 trading day period, then 50% of the shares of ITAC Stock that such IXI stockholders receive in connection with merger will be released from the terms of the Stockholder Lock-Up.  If the last reported sale price of ITAC Stock equals or exceeds $9.50 for 20 trading days out any consecutive 30 trading day period after the initial 180 day period, then all of such shares of ITAC Stock will be released from the terms of the Stockholder Lock-Up.  In the event that ITAC's board of directors releases in whole or in part any IXI stockholder who beneficially owns 4% or more of the outstanding ITAC Stock from the terms of the Stockholder Lock-Up, then all other IXI stockholders who executed the Stockholder Lock-Up will also be released to the same extent.

9

In addition, Gideon Barak and Amit Haller will also execute a lock-up agreement (the "Executive Lock-Up") relating to all shares of ITAC Stock which they may receive in connection with the consummation of the merger or in accordance with their respective employment agreements.  The Executive Lock-Up provides that Messrs. Barak and Haller will not sell or otherwise transfer such shares of ITAC Stock for a period of 360 days after the closing.  After the initial 360 day period, 75% of such shares of ITAC Stock held by Messrs. Barak and Haller will be released from the terms of the Executive Lock-Up and the remaining 25% of such shares will be released 90 days thereafter.  In addition, after the initial 360 day period, if the last reported sale price of ITAC Stock equals or exceeds $8.50 for 20 trading days out any consecutive 30 trading day period, then all of such shares of ITAC Stock that Messrs. Barak and Haller receive in connection with merger and their respective employment agreements will be released from the terms of the Executive Lock-Up.

IXI will also use its reasonable best efforts to cause all IXI stockholders, IXI Employee Option Holders and IXI Warrant Holders who are not covered by the agreements described above to execute a Stockholder Lock-Up or an Executive Lock-Up or similar commitment, and it is a condition to the closing of the merger that IXI stockholders holding at least 95% of the shares of IXI on a fully diluted basis are subject to the Stockholder Lock-Up or are otherwise subject to restrictions relating to the sale or other transfer of the shares of ITAC Stock which such IXI stockholders receive in connection with the consummation of the merger for at least 180 days after the closing.

Employment Agreements

Gideon Barak, IXI’s Chairman, and Amit Haller, its President and Chief Executive Officer, are parties to separate employment agreements. Mr. Barak’s agreement is with IXI Mobile (R&D) Ltd., a subsidiary of IXI. Mr. Haller’s agreement is with IXI. In anticipation of the merger, each of these agreements has been amended. The following descriptions are of the agreements, as amended.

Gideon Barak Employment Agreement

Mr. Barak’s employment agreement provides for him to serve in the position of co-Chairman of the Board of the group of companies consisting of ITAC, IXI and IXI Mobile (R&D) Ltd. (the “Group”) beginning on the closing date of the merger and continuing until the agreement may be terminated by either party on 90 days’ prior notice to the other party. The agreement will also terminate upon a “Termination for Cause” (as defined in the agreement) by the subsidiary or if terminated by Mr. Barak for “Justifiable Reason” (as defined in the agreement).

Mr. Barak’s agreement provides for an annual salary of $250,000 effective upon closing of the merger. He is eligible to participate in all of IXI’s benefit plans. He is also entitled to reimbursement for all normal, usual and necessary expenses incurred or paid by him in the performance of his duties.

Mr. Barak will be granted, immediately under consummation of the merger, options to purchase up to 750,000 shares of ITAC Stock (“Additional Options”), exercisable, to the extent such options become vested, at $5.00 per share. The Additional Options will vest based on the Group attaining the following targets:

•
if the Group’s net income equals or exceeds $15.0 million for the calendar year ending December 31, 2007, options will vest to purchase up to 150,000 shares of ITAC Stock in proportion to the amount by which the Group’s net income exceeds $15.0 million up to a maximum of $25.0 million (the “2007 Net Income Additional Options”), and to the extent that less than 150,000 shares of ITAC Stock will become vested, the options representing the difference between the options so vested and 150,000 shall expire;

•
if the Group’s net income equals or exceeds $20.0 million for the calendar year ending December 31, 2008, options will vest to purchase up to 150,000 shares of ITAC Stock in proportion to the amount by which the Group’s net income exceeds $20.0 million up to a maximum of $45.0 million (the “2008 Net Income Additional Options”), and to the extent that less than 150,000 shares of ITAC Stock will become vested, the options representing the difference between the options so vested and 150,000 shall expire;

10

•
If ITAC Stock trades, for any 20 trading days out of any consecutive 30 trading days period at any time during the period commencing on the consummation of the merger and ending on the fourth anniversary, at an amount equal to or exceeding:

•	$8.50 per share of ITAC Stock, options to purchase up to 150,000 shares of ITAC Stock will vest (the “First Share Price Additional Options”);

•	$9.50 per share of ITAC Stock, options to purchase up to 150,000 shares of ITAC Stock will vest (the “Second Share Price Additional Options”); and

•	$12.00 per share of ITAC Stock, options to purchase up to 150,000 shares of ITAC Stock will vest (the “Third Share Price Additional Options”).

If  ITAC engages in a change of control transaction after the consummation of the merger and prior to the fourth anniversary thereof in which the consideration paid to holders of ITAC Stock exceeds $11.00 per share then the 2007 Net Income Additional Options, the 2008 Net Income Additional Options, the First Share Price Additional Options and the Second Share Price Additional Options will vest, to the extent that such options have not already vested.

In addition, if the consideration paid to holders of ITAC Stock in a change of control transaction equals or exceeds $12.00 per share, then the Third Share Price Additional Options will vest, to the extent that such options have not already vested.

In addition, Mr. Barak is entitled to an “Annual Bonus” and “Target Bonuses.” The Annual Bonus entitles Mr. Barak, commencing with the 2006 calendar year, to a payment equal to 2% of that portion of the annual consolidated net profit of the Group that exceeds the amount of consolidated net profit of the Group for the immediately preceding calendar year. In calculating the “net profit,” “Management Incentive Expenses” (as defined in the Merger Agreement) are not included.

The Target Bonuses entitle Mr. Barak to the following payments:

•	A cash bonus (the “Share Price Bonus”) of $200,000 upon the achievement of the First Share Price Trigger prior to the fourth anniversary of the closing of the merger;

•
If Mr. Barak becomes entitled to the Share Price Bonus, he will be eligible to receive additional cash bonuses of up to $800,000 (“Second Bonus”) in the following circumstances: (i) if ITAC receives funds of not less than $45,000,000 upon the exercise of its warrants outstanding on February 28, 2006 (“Parent Warrants”), he will be entitled to the full amount of $800,000; (ii) if the ITAC board of directors calls for the cashless exercise of the lower of (a) all outstanding Parent Warrants or (b) at least 69% of the number of Parent Warrants issued in the IPO, Mr. Barak shall be entitled to the full amount of $800,000; and (iii) if ITAC receives proceeds from the exercise of Parent Warrants of less than $45,000,000, then Mr. Barak shall be entitled to a bonus in the amount that bears the same proportion to $800,000 as the amount of such proceeds received by ITAC bears to $45,000,000. In no event shall the bonuses payable to Mr. Barak that are described in this paragraph exceed $800,000.

•
Mr. Barak shall also be entitled to cash bonuses of $200,000 each for the achievement of each of the following: (i) if the Group’s total revenues for calendar year 2006 (calculated as set forth in the Merger Agreement) equal or exceed $45,000,000; (ii) the Second Share Price Trigger; and (iii) the Third Share Price Trigger, in each case prior to the fourth anniversary of the closing of the merger.

11

•
If the Group’s net income for calendar year 2007 exceeds $15,000,000, Mr. Barak shall be entitled to a cash bonus equal to $200,000 multiplied by the lesser of (a) one or (b) a fraction the numerator of which is the excess of the Group’s net income for such year over $15,000,000 and the denominator of which is $10,000,000.

•
If the Group’s net income for calendar year 2008 exceeds $20,000,000, Mr. Barak shall be entitled to a cash bonus equal to $200,000 multiplied by the lesser of (a) one or (b) a fraction the numerator of which is the excess of the Group’s net income for such year over $20,000,000 and the denominator of which is $25,000,000.

Mr. Barak’s employment agreement also provides that he shall be insured under an accepted “Manager’s Insurance Scheme” pursuant to which 5% of his salary will be deducted by the subsidiary and paid towards the insurance for his benefit; the subsidiary will contribute an additional amount of up to 2.5% of his salary toward disability insurance; and the subsidiary will contribute an additional amount equal to 8-1/3% of his salary to fund the subsidiary’s potential future obligations for severance compensation. Mr. Barak’s salary, including the insurance scheme, social benefits and fringe benefits, will continue to be paid during any period of his military reserve service. The agreement also provides that the subsidiary will contribute an amount equal to 7.5% of Mr. Barak’s salary and he shall contribute an additional 2.5% of his salary toward the maintenance of an advanced study fund which will available to him for his benefit.  Mr. Barak will also be entitled to sick leave and recreation pay in accordance with applicable Israeli law and, at his option, the subsidiary will provide him with an automobile and pay the expenses associated therewith subject to an agreed decrease in his salary. So long as he is provided with an automobile, Mr. Barak will not be entitled to reimbursement of travel expenses or similar costs.

If Mr. Barak’s employment agreement is terminated by the subsidiary for any reason other than Termination for Cause or is terminated by him for Justifiable Reason,

•	he will be entitled to receive his salary and benefits (including Target Bonuses and Annual Bonuses) for the twelve-month following such termination (the “Severance Period”);

•	all Additional Options that are not vested will vest upon occurrence of the triggering events even if such triggering events occur after termination;

•
all options held by him to purchase shares of ITAC that were converted from options to purchase shares of IXI will become vested; and the exercise period of such options and all Additional Options shall be extended to the full term of such options, which shall be deemed to be 10 years if the plan governing any such option does not contain a provision in such regard or earlier upon a “change of control” event (as defined in the subsidiary’s stock option plan);

•
if the Severance Period ends prior to the completion of any calendar year or prior to the publication of the financial statements of the Group for a given calendar year, he will be entitled to a proportionate share of all Target Bonuses and Annual Bonuses; and

•
if the First Share Price Trigger is achieved following the effective date of termination but before the fourth anniversary of the closing of the merger, he shall be entitled to receive the Share Price Bonus and the Second Bonus, subject to fulfillment of the pre-conditions described above.

12

If a Termination for Cause of Mr. Barak’s employment is effected by the subsidiary or his employment is terminated by him for a reason other than Justifiable Reason, he shall be entitled only to the salary and benefits and the Annual Bonuses, Target Bonuses, Share Price Bonus, Second Bonus and Additional Options (subject to vesting events and conditions precedent) that would have been due to him in the three-month period following giving of the notice of termination. Options that vest prior to the expiration of such three-month period shall be exercisable no later than six months following such date or earlier upon a “change of control” event (as defined in the relevant stock option plan).

Mr. Barak’s employment agreement also contains provisions relating to the protection of the confidentiality of proprietary information, assignment of inventions and restrictions on his ability to compete and solicit employees and customers until six months following termination of his employment. Also, he may replace his employee/employer relationship with a management service agreement at no additional cost to the Group.

Amit Haller Employment Agreement

Mr. Haller’s employment agreement provides for him to serve as President and Chief Executive Officer of IXI. The agreement may be terminated by either party on 90 days’ prior notice to the other party. The agreement may also be terminated by either party for “just cause” (as defined in the agreement).

The agreement provides for an annual salary of $250,000 effective upon the closing of the merger, payable in equal monthly installments. Mr. Haller is eligible to participate in all of IXI’s benefit plans. He is also entitled to reimbursement for all normal, usual and necessary expenses incurred or paid by him in the performance of his duties.

Mr. Haller is also entitled to Additional Options, Annual Bonuses and Target Bonuses in the same amounts and on the same conditions as apply to Mr. Barak’s Additional Options, Annual Bonuses and Target Bonuses.

If Mr. Haller’s employment agreement is terminated by IXI other than for just cause or is terminated by Mr. Haller for just cause, he will be entitled to the same severance benefits as are described above with respect to a termination by the subsidiary of Mr. Barak’s employment other than a Termination for Cause or a termination by Mr. Barak for Justifiable Reason. Similarly, if Mr. Haller’s employment is terminated by IXI for just cause or by Mr. Haller other than for just cause, Mr. Haller will be entitled to the same severance benefits as are described above with respect to a Termination for Cause by the subsidiary of Mr. Barak’s employment or a termination by Mr. Barak other than for Justifiable Reason.

Mr. Haller’s employment agreement also contains provisions relating to the protection of the confidentiality of proprietary information, assignment of inventions and restrictions on his ability to compete with IXI for six months following termination of his employment and on his ability to solicit employees and customers until one year following termination of his employment.

Registration Rights Agreement

ITAC will enter into a Registration Rights Agreement with those officers and directors of IXI, who, by virtue of their affiliation with IXI, may be subject to restrictions under United States securities laws on their ability to sell shares of the ITAC Stock they receive as a result of the merger. Such agreement will give such persons, acting upon request of holders of at least 25% of the shares of ITAC Stock held by them, the right to require ITAC to register their ITAC Stock under the Securities Act at any time commencing 180 days after the closing, provided that it is reasonably anticipated that the aggregate offering price of the shares to be registered will be at least $5,000,000. Such persons may make such demand for registration no more than two times. They will also have the right (subject to customary exceptions) to have their ITAC shares included in any other registration statement filed by ITAC and, upon request by holders of at least 5% of the shares of ITAC Stock held by them, to require ITAC to file a registration statement on Form S-3 under the Securities Act, provided that it is reasonably anticipated that the aggregate offering price of the shares to be registered will be at least $1,000,000. Such persons may make such demand for filing of a registration statement on Form S-3 no more than twice per year. Form S-3 allows eligible filers to incorporate information about the registrant from other documents filed by the registrant under the securities laws.

13

Item 7.01 Regulation FD Disclosure

IXI offers solutions that bring innovative, data-centric mobile devices and services to the mass market. IXI’s Ogo™ devices are designed to improve the mobile user experience and increase mobile data usage. IXI markets a turn-key solution to mobile operators, mobile virtual network operators (MVNOs), and Internet service providers (ISPs) worldwide to launch and support Ogo products.

Over recent years, wireless carriers have developed wireless data communication networks of increasing bandwidth in order to increase their offering of advanced information services for consumers.

In 2005, worldwide mobile phone subscribers exceeded 2.1 billion (according to Portio Research). To date, operators have relied on mobile voice and data services such as SMS, MMS, and multi-media downloads as key revenue drivers. As the market matures, however, operators are looking to leading desktop applications, including email and instant messaging (IM), to increase mobile data traffic.

Email and IM are highly popular applications, with worldwide email users estimated at over 660 million in 2005 (according to Radicati Group), and worldwide IM users estimated at over 300 million in 2005, generating 1.2 billion messages daily (according to ComScore Media Metrix and IDC). These applications, while popular on the PC, have had limited mobile penetration. In addition, mobile email has largely been focused on the corporate market rather than the mobile mass market. In fact, the mobile email leader, catering mainly to corporate users, has only 4.5 to 5.0 million subscribers.

The marketing of advanced data services on the cellular network is a complex process which requires an infrastructure and technical solutions on the network side and the availability of affordable and suitable mobile devices. Wireless carriers and ISPs face the following challenges:

•
Increasing the usage of data services by offering applications previously available to computer-based Internet users, such as instant messaging (IM) and email, through the existing installed base of mobile phones.

•
Introducing new mobile devices that are user friendly and ergonomically suited to extensive text input. These devices should have features such as a full keyboard, a large horizontal screen, and additional functions in order to facilitate a robust mobile messaging experience, including sending messages of larger volume and with rapid turnaround. These devices should be priced such that they are accessible to a broad consumer market (unlike high-end smartphones which offer rich functionality but are relatively expensive).

•	Lowering subscriber acquisition costs and simplifying the process of incorporating advanced data services on their platforms.

14

The Ogo family of devices delivers popular mobile applications, including instant messaging, email, SMS and news, on optimized, easy-to-use handheld devices for a true on-the-go mobile messaging experience. Since launching Ogo in September 2004, IXI has shipped approximately $20 million of Ogo products to customers including AT&T Wireless (now Cingular Wireless), Swisscom Mobile, the leading Swiss mobile operator, and e-kolay.net, one of the largest Internet Service Providers (“ISPs”) in Turkey, in collaboration with Telsim (now Vodafone) and Avea, leading Turkish mobile operators. Ogo is no longer being sold by Cingular Wireless; however, service for existing customers continues. IXI has recently signed a contract to sell Ogo to one of the largest ISPs in Europe with over 20 million subscribers. The agreement is expected to be publicly announced by IXI’s customer.

IXI is also the inventor of PMG® (Personal Mobile Gateway) technology, which combines cellular and short distance wireless technologies (such as Bluetooth or WiFi) to enable a variety of companion electronic devices.

IXI was incorporated in Delaware in 2000 under the name Ovdat, Inc. Its U.S. offices are located in Redwood City, California, and it maintains research and development facilities in Israel and Romania. IXI also has regional sales offices.

Prior to closing, IXI, with the cooperation of ITAC, will seek to raise additional capital to support current opportunities and future growth.

Products And Services

IXI delivers devices and services that improve the mobile experience and increase mobile data usage. IXI markets its solutions to wireless carriers and Internet service providers worldwide.

End-to-End Solutions

IXI delivers mobile messaging devices and related services targeting the mass market. The Ogo devices are designed to deliver popular messaging applications, such as instant messaging, email, news, and text messaging on optimized devices, increasing data usage and enhancing the mobile experience. These products can be tailored to meet carrier requirements, both hardware and software needs, providing a platform for future revenues.

IXI also provides hosted services to mobile operators and service providers worldwide, including all necessary gateways and backend servers, and related support services.

IXI's end-to-end Ogo solutions benefit both consumers and service providers:

•     Consumers benefit from access to innovative, affordable mobile devices and applications, such as email, instant messaging and news; and

•     Mobile Operators and Service Providers benefit from increased data usage, increased customization, and improved customer satisfaction

IXI's first messaging device, the Ogo, was launched by AT&T Wireless (now Cingular Wireless) in the United States in September 2004. Ogo was the first and only device of its kind to provide simultaneous, unlimited instant messaging and email from three leading portals - AOL, MSN, and Yahoo! - plus text messaging, all in a sleek, clamshell device. Ogo is currently available in Switzerland, Turkey and IXI expects to introduce it soon in other countries.

15

While IXI Mobile does not directly control Ogo’s pricing to consumers, Ogo devices have been sold at retail at prices ranging from $0 (fully subsidized by the service provider) to $99, with a monthly service fee of approximately $15-18, offering a compelling alternative to higher-priced offerings.

Ogo extends the desktop experience to the mobile world and increases mobile data usage. Mobile operators and service providers, leveraging the growing popularity of desktop and mobile messaging, can deploy the device quickly and easily, increasing data revenue and customer satisfaction.

Ogo can be tailored to meet mobile service provider requirements. The Ogo’s graphical user interface and hardware can be customized to address branding and customer experience needs. For instant messaging and email, the Ogo can fully interoperate with leading portals, as well as operator communities.

Ogo devices offer the following key features:

•	A “clamshell” design that unfolds to display a large, color screen and keypad

•	A full QWERTY keypad and 8-way navigation joystick pad for familiar and easy navigation

•	Compactness (4.5 in. x 3 in. x 1 in. when closed, 5.7 oz.)

•	Special “hot keys” for simple navigation, such as “emoticon” button for inserting emoticons into chats

•	One button displays all active messages and chats on one screen

•	Ability to customize and assign unique sounds and visual animations to different contacts

•	Instant messaging that is compatible with all major providers

•	Email on most leading providers

•	Access to email from Internet Service Providers and POP3 accounts

•	A consolidated inbox, allowing users to view all email and text messages in one mailbox or sort by account

•	Ability to receive SMS messages and RSS feeds

•	Ability to send a single message in multiple formats (e.g., email and SMS)

Currently, Ogo supports the most common email protocols (POP3, IMAP4, AOL Mail, MSN Hotmail, Yahoo! Mail). Users can receive email but at present cannot view email attachments. IXI is currently developing a software enhancement for Ogo that will enable users to view attachments in “DOC”, “PDF” and various image formats.

PMG® (Personal Mobile Gateway) Technology

IXI products also feature its proprietary PMG® (Personal Mobile Gateway) Technology. PMG technology allows a mobile phone or other data device (such as messaging devices, watches, cameras, and MP3 players) to enable a variety of companion devices for the Internet wirelessly. The PMG is the single connection between the wireless network and a collection of affordable and best-of-breed mobile devices.

The PMG platform enables mobile device manufacturers to expand the ability of their products by linking them to additional mobile electronic devices. PMG technology enables wireless communications by means of the Bluetooth protocol between the core mobile device (personal mobile gateway) and other peripheral electronic devices such as a wireless earpiece, a digital camera, a mobile game console or a digital wristwatch. This allows the user to expand the capability of the core mobile device on a gradual basis by adding other electronic devices that are optimized to deliver their primary application. These peripheral devices also share resources with the core device without replicating some costly overhead functions such as memory, processing, etc., providing a cheaper and more flexible alternative to smartphones. PMG technology enables cellular providers and Internet service providers to create additional income sources from the data transmission and the sale of additional wireless electronic devices that can be used in conjunction with existing cellular devices.

16

IXI has entered into several licensing agreements for the development and manufacture of PMG-based devices.

Hosted Services

IXI makes it easy for its customers to offer Ogo in their market by providing customization as well as launch and support services.

IXI can customize Ogo’s language, content and applications to meet market and user requirements. Customers can choose from a variety of value-added applications, including instant messaging, push email, news, SMS and voice.

IXI also provides launch and support services that enable mobile operators and service providers to successfully sell Ogo. This enables IXI’s customers, even those with limited mobile data application delivery experience, to bring to market Ogo devices quickly and easily.

IXI offers the following services as part of its complete solution:

•      Instant messaging gateway

•      Email gateway

•      Push email

•      Over-the-air version upgrades and provisioning

•      Attachment reformatting

•      Microsoft certified MSN services (including Hotmail and Messenger)

Current Development

Current research and development projects that IXI has undertaken include:

•	Software enhancements to allow Ogo users to view email attachments.

•
A new generation device that will interface with MS Exchange Server including the ability to synchronize data appearing on the user's device and data appearing on the mail server (including e-mail, calendar and contacts).

•	Adding an Internet browser to Ogo, facilitating WAP and HTML web browsing.

•	A new generation of Ogo devices for individual and professional users based on a new, more advanced, technology platform and a modified hardware design.

17

Sales And Marketing

IXI commenced marketing of Ogo in the United States in 2004 under an agreement with AT&T Wireless Services, Inc. In April 2005, following the acquisition of AT&T Wireless by Cingular Wireless, Inc., an agreement was concluded between Cingular and IXI to cancel the agreement directly relating to the marketing of Ogo in the United States. Pursuant to the agreement with Cingular, IXI received a one-time cash payment of approximately $3.85 million, return of all inventory held by Cingular (valued at approximately $5.7 million), and transfer of all intellectual property rights relating to Ogo, including the URL www.ogo.com, and associated goodwill. As a result of this, IXI recorded a one-time gain of $11.44 million.

In March 2005, IXI entered into an agreement with Swisscom Mobile AG, Switzerland’s largest cellular provider, for the sale to Swisscom of Ogo devices for resale by Swisscom to end users in Switzerland and Liechtenstein. Swisscom has launched Ogo and the service on November 2005 (www.ogo.ch).

In December 2005, IXI entered into an agreement with one of the largest European ISPs, pursuant to which the customer has agreed to purchase certain minimum quantities of Ogo devices. IXI shipped devices worth approximately $2 million in December 2005 and the customer has agreed to purchase an additional $16 million of devices through the first quarter of 2007. However, the customer can terminate the contract in 2006 without significant penalty.

IXI has contracted to sell Ogo devices to e-kolay.net, a leading Turkish ISP, in collaboration with Telsim (now Vodafone) and Avea, leading Turkish wireless carriers. The sales of Ogo to e-kolay.net is done through Mobicom, a Turkish distributor. e-kolay.net launched Ogo in August 2005 (www.e-kolay.net/ogo ).

In addition to independent distributors, IXI maintains a direct sales force.

Competition

There are a number of companies developing and marketing mobile devices for the transfer of digital information of various sorts with each one of the devices enabling the transfer of some types of digital information. Accurate measures of market share are difficult because each of the devices on the market offers a different collection of functions, but due to the recent introduction of Ogo and the termination of the relationship with Cingular, IXI’s share of this market is, at present, negligible.

The dominant products in the market are the BlackBerry, marketed by Research In Motion, the Treo line of smartphones marketed by Palm, Inc. as well as smartphones marketed by a broad array of other manufacturers, and the Sidekick marketed by Danger, Inc.

The table below provides a comparison of the principal features of the various classes of products:

18

Type of Device	Examples	Target Audience	Included Applications	Average Purchase Price (after rebates and subsidies)	Average Monthly Payment for Provided Services	Scope of Solution for Consumer Market	Scope of Solution for Professional Market
Email devices	BlackBerry 7100 BlackBerry 7290	Large enterprises and professional users; government users	State-of-the-art email (fully synchronized) and basic cell phone	$200-350	$40-50+	Partial solution, limited IM support	End-to-End solution including installation of service at the enterprise with highest level of security
Smartphones	Treo 650, Nokia 9300	Large enterprises and professional users	State-of-the-art email (fully synchronized), smartphone, Internet surfing, open operating system	$400-500	$40-50+	Partial solution, limited IM support	Limited solution requiring involvement of external suppliers
Email and IM devices	Sidekick II	Youth	Email, basic cell phone, Internet surfing, basic instant messaging	$200-250	$30	Consumer youth focused product; limited IM support	Partial solution;
Email and IM devices	Ogo	Youth and professional users	Email, basic cell phone, basic instant messaging, RSS, SMS	$0-99	$15-18	End-to-End solution	End-to-End solution for small to medium sized businesses and professional users
* all price information was taken from wireless carriers’ public information; such information is subject to change

19

IXI believes that, by focusing on a market segment that is distinct from its competitors’, it can create differentiation that allows it to compete successfully with its competitors’ products.

Manufacturing

Ogo products are manufactured for IXI by Chi Mei Communications Systems, Inc. of Taiwan, currently a sole source supplier.

Facilities

IXI maintains its principal offices in approximately 11,500 square feet of space in Redwood City, CA. In addition, it maintains research and development facilities comprising approximately 20,500 square feet in Raanana, Israel and in approximately 4,200 square feet in Romania. IXI believes that these facilities are adequate to satisfy its requirements.

Intellectual Property

IXI’s success depends, in large part, on its proprietary technology, processes, trade secrets and other proprietary information, and upon its ability to protect this information from unauthorized disclosure or use. IXI relies on a combination of copyright, trade secret and trademark laws, confidentiality agreements, contractual provisions and other similar measure common in high technology companies to protect its proprietary information.

When approaching the strategy of protecting IXI’s intellectual property, IXI has taken a long-term horizontal approach which covers both conceptual broad ideas and specific implementation practices. IXI’s patent portfolio includes conceptual patents, detailed implementation patents for both software and hardware, and also business practices oriented patents. IXI has filed some 50 patent applications to date and intends to continue filing patents to protect its unique intellectual property emerging from the development of its products. When filing patents, IXI goes through the following filing phases: First, filing is done in the USA; Second, filing is done through the Patent Cooperation Treaty (PCT); Finally filing is done in specific countries as needed after the PCT period expires. Most of IXI’s patents are pending approval of the patent offices. Three patents have been approved to date.

IXI has registered trademarks on the names “IXI” and “PMG” and on the stylized IXI logo and owns various URLs relating to its product names and other goodwill.

Management

IXI is led by a strong team of seasoned managers with significant industry expertise.

Gideon Barak is a co-founder and Chairman of IXI. Mr. Barak is currently a Board member of several other technology companies. Mr. Barak has over 25 years of experience in the communications industry, with leading positions such as Chief Financial Officer of DSP Group Inc. (NASDAQ: DSPG), Co-Founder and CEO of DSP Communications, which was acquired by Intel Corporation, and Founder and Chairman of Envara, Inc. and Butterfly VLSI, Ltd. acquired by Intel and Texas Instruments, respectively. Mr. Barak was also a Board member of Modem Art and WIDCOMM, Inc., which were acquired by Agere Systems and Broadcom Corporation, respectively. Mr. Barak serves as a Director of additional semiconductor and communications companies, including Metalink Ltd. (NASDAQ: MTLK) and Advasense (founder and Chairman). Mr. Barak also serves as venture partner with Benchmark Capital.

20

Amit Haller is a co-founder, President and CEO of IXI. Mr. Haller has 17 years of experience in wireless technology and business development. From 1989 to 1993, Mr. Haller worked in the Israel Defense Forces’ Research and Development Unit. From 1993 to 1999, he founded and served as CEO of Butterfly VLSI Ltd., where he created the Short Distance Wireless (SDW) vision and developed the first complete SDW chipset (RF, Baseband and Software). Butterfly was acquired by Texas Instruments in 1999. From 1999 to 2000, Mr. Haller worked for Texas Instruments, Inc., where he directed the Short Distance Wireless (Bluetooth) business unit.

IXI’s Board of Directors includes, in addition to Messrs. Barak and Haller, Yossi Sela. Mr. Sela is the Managing Partner of Gemini Israel Funds, a leading venture capital fund, which invests primarily in seed and early stage Israeli technology company.  In this capacity, Mr. Sela sits on the board of a number of Gemini portfolio companies, including Adimos Inc., Allot Communications, Ltd., and Saifun Semiconductors Ltd. (NASDAQ: SFUN).  Mr. Sela’s past board positions include Commtouch Software Ltd. (NASDAQ: CTCH), Precise Software Solutions Ltd. and Envara Inc.  In 1995, he served as the Chief Executive Officer of Ornet Data Communication Technologies Ltd., which was a Gemini portfolio company.  Mr. Sela led that company until its acquisition by Siemens AG in September 1995.  From 1990 to 1992, Mr. Sela served as Vice President of Marketing at DSP Group, an American-Israeli company specializing in proprietary digital signal processing for consumer and telecommunication applications.  He later served as VP Marketing at DSP Communications, Inc., a spin-off of DSP Group.  From 1985 to 1989, Mr. Sela worked at Daisy Systems Inc. where he was Director for CAD Development and PCB Marketing Manager for Europe.  From 1974 to 1984, he served in the Israel Defense Forces and was responsible for the definition and development of systems for communication applications.  Mr. Sela holds a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology and an MBA from Tel Aviv University.

In addition to Messrs. Barak and Haller, the following persons are executive officers of IXI:

Lihi Segal has served as IXI Vice President and Chief Financial Officer since September 2005. Ms. Segal served as Chief Financial Officer of RFWaves Ltd., a short-distance wireless semiconductor company, from 2002 to 2005, where she managed the company’s financial, legal and worldwide operations. From 1999 to 2002, Ms. Segal was part of Mr. Gideon Barak’s core management team and served as Vice President Corporate Development and General Counsel of all of Mr. Barak’s companies, including IXI Mobile, Envara and RFWaves. From 1996 to 1999, Ms. Segal was an attorney with Danziger, Klagsbald, Rosen & Co., Attorneys at Law, a law firm specializing in commercial and corporate law. Ms. Segal holds an LLB (JD equivalent) from the Buchman Faculty of Law, Tel-Aviv University, and an MBA from the Joint Executive MBA Program at Recanati, Tel Aviv University and Kellogg, Northwestern University.

Gadi Meroz, Vice President, Corporate Development, has over 8 years experience in providing financial and legal services. Prior to joining IXI in July 2001, Mr. Meroz was an attorney at Volovelsky, Dinstein, Sneh & Co. where he focused on business and venture funding, representing public and private companies as well as venture investors. He earned his LLB from the University of Leicester, UK School of Law, and holds an LL.M degree from the University of California, Berkeley and Tel Aviv University. In addition, Mr. Meroz holds an MBA degree from the University of Leicester, UK. Mr. Meroz is admitted to the Israeli Bar and the Law Society of England & Wales.

Employees

As of January 31, 2006 IXI employed 75 people, of whom 31 were engaged in research and development in IXI’s Israeli facility, and 11 were engaged in research and development in IXI’s Romanian facility. The sales and customer support department employed 11 employees, with the remainder filling general and administrative, information technology, product marketing, operations and internal support functions. In addition, IXI had 12 subcontractors engaged in and sales functions and research and development.

21

Government Grants And Assistance Programs

Israeli Approved Enterprise Status

The Israel Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), provides that capital investment in a production facility (or other eligible assets) may, upon application to and approval by the Investment Center of the Israeli Ministry of Industry, Trade and Labor be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An approved enterprise is entitled to certain benefits, including Israeli government cash grants or tax benefits. An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, in lieu of the foregoing, participate in an alternative benefits program, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a defined period of time.

According to a Letter of Approval of May 27, 2002 (including supplements to the approval and update of the investments list of July 20, 2003), the Investment Center of the Israeli Ministry of Industry, Trade and Labor granted to IXI’s Israeli facility the status of an Approved Enterprise. IXI has elected to participate in the alternative program. The period of tax exemption will be two years commencing with the year in which its Israeli subsidiary first generates taxable income from the relevant Approved Enterprise, and is subject to a reduced tax rate as low as 10%-25% for an additional period of between five to eight years from when the tax exemption began.

The actual tax rates will depend on the percentage of the non- Israeli investment in a company’s share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents, would apply. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years or ten years with respect to a company whose foreign investment level exceeds 25% from the first year in which the Approved Enterprise has taxable income after utilizing its net operating losses. The period of benefits may in no event, however, exceed the lesser of (a) 12 years from the year in which the program was activated or (b) 14 years from the year of receipt of Approved Enterprise status.

On April 1, 2005, the Israeli Parliament passed an amendment to the Investment Law, in which it revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject IXI to taxes upon distribution or liquidation and IXI may be required to record deferred tax liability with respect to such tax-exempt income. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only. IXI is currently evaluating the impact the amendment will have on it.

22

Item 9.01.	Financial Statements, Pro Forma Financial Information and Exhibits.
(c)	Exhibits:
Exhibit	Description
10.1	Merger Agreement dated February 28, 2006, among Israel Technology Acquisition Corp, IXI Mobile, Inc. and ITAC Acquisition Subsidiary Corp.
10.2	Form of Stockholder Lock-Up Agreement to be executed by certain stockholders of IXI Mobile, Inc.
10.3	Form of Executive Lock-Up Agreement to be executed by certain executive officers of IXI Mobile, Inc.
10.4	Form of Registration Rights Agreement to be executed by ITAC and certain stockholders of iXI.
10.5	Personal Employment Agreement effective January 1, 2006, between IXI Mobile (R&D) Ltd. and Gideon Barak.
10.6	Addendum to Employment Agreement between IXI Mobile (R&D) Ltd. and Gideon Barak dated February 28, 2006.
10.7	Employment Agreement effective March 1, 2001, between IXI Mobile, Inc. and Amit Haller, together with addenda thereto effective June 1, 2001 and January 1, 2006.
10.8	Addendum to Employment Agreement between IXI Mobile, Inc. and Amit Haller dated February 28, 2006.
99.1	Press release of Israel Technology Acquisition Corp. dated March 1, 2006
99.2	Slide Show Presentation
99.3	Fact Sheet

23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 1, 2006	ISRAEL TECHNOLOGY ACQUISITION CORP.

	By:	/s/ Israel Frieder
Name: Israel Frieder
Title: Chairman

24

Exhibit 10.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ISRAEL TECHNOLOGY ACQUISITION CORP.,

IXI MOBILE, INC.,

AND

ITAC ACQUISITION SUBSIDIARY CORP.

DATED AS OF FEBRUARY 28, 2006

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY		27

3.1	Organization and Qualification.	27
3.2	Subsidiaries.	28
3.3	Capitalization.	28
3.4	Authority Relative to this Agreement	29
3.5	No Conflict; Required Filings and Consents.	30
3.6	Compliance.	31
3.7	Financial Statements.	31
3.8	No Undisclosed Liabilities	32
3.9	Absence of Certain Changes or Events	33
3.10	Litigation	33
3.11	Employee Benefit Plans.	33

i

(continued)

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT		46

4.1	Organization and Qualification.	46
4.2	Subsidiaries	47
4.3	Capitalization.	47
4.4	Authority Relative to this Agreement	48
4.5	No Conflict; Required Filings and Consents.	48
4.6	Compliance	48
4.7	SEC Filings; Financial Statements.	49
4.8	No Undisclosed Liabilities	49
4.9	Absence of Certain Changes or Events	50
4.10	Litigation	50
4.11	Employee Benefit Plans	50
4.12	Restrictions on Business Activities	50
4.13	Title to Property	50
4.14	Taxes	51
4.15	Brokers	51
4.16	Intellectual Property	52
4.17	Agreements, Contracts and Commitments.	52
4.18	Insurance	52
4.19	Interested Party Transactions	52
4.20	Indebtedness	53
4.21	Over-the-Counter Bulletin Board Quotation	53
4.22	Board Approval	53
4.23	Trust Fund	53
4.24	Governmental Filings	53
4.25	Representations and Warranties Complete	53
4.26	Survival of Representations and Warranties	54

(continued)

Page

ARTICLE V
CONDUCT PRIOR TO THE EFFECTIVE TIME		54

5.1	Conduct of Business by Company and Parent	54
ARTICLE VI
ADDITIONAL AGREEMENTS		57

6.1	Registration Statement and Prospectus/Proxy Statement; Special Meeting.	57
6.2	Directors and Officers of Parent and the Company After Merger	59
6.3	Other Actions.	59
6.4	Required Information	59
6.5	Confidentiality; Access to Information.	60
6.6	Public Disclosure	61
6.7	Reasonable Efforts	61
6.8	Treatment as a Reorganization	62
6.9	No Securities Transactions	62
6.10	Disclosure of Certain Matters	62
6.11	Listing	62
6.12	Company Actions	62
6.13	Non-Solicitation.	63
6.14	Short-Swing Profit	64
6.15	Israeli Tax Pre-Ruling	64
6.16	Bridge Financing	65
6.17	Indemnification of Officers and Directors.	65
6.18	No Claim Against Trust Fund	66
6.19	Stockholder Guarantees	67
6.20	Stockholder Transfer Restrictions	67
6.21	Stockholder Obligations	67
ARTICLE VII
CONDITIONS TO THE TRANSACTION		67

7.1	Conditions to Obligations of Each Party to Effect the Merger	67
7.2	Additional Conditions to Obligations of Company	68
7.3	Additional Conditions to the Obligations of Parent	70

(continued)

Page
ARTICLE VIII
INDEMNIFICATION		72

8.1	Indemnification of Parent.	72
8.2	Indemnification of Third Party Claims	73
8.3	Limitations on Indemnification.	75
8.4	Exclusive Remedy	76
8.5	Adjustment to Merger Consideration	76
8.6	Representative Capacities; Application of Holdback Escrowed Shares	76
ARTICLE IX
TERMINATION		76

9.1	Termination	76
9.2	Notice of Termination; Effect of Termination	77
9.3	Fees and Expenses	78
ARTICLE X
GENERAL PROVISIONS		78

10.1	Notices	78
10.2	Interpretation.	79
10.3	Counterparts; Facsimile Signatures	80
10.4	Entire Agreement; Third Party Beneficiaries	80
10.5	Severability	80
10.6	Other Remedies; Specific Performance	80
10.7	Governing Law	81
10.8	Rules of Construction	81
10.9	Assignment	81
10.10	Amendment	81
10.11	Extension; Waiver	81

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of February 28, 2006, by and among Israel Technology Acquisition Corp., a Delaware corporation (“Parent”), ITAC Acquisition Subsidiary Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and IXI Mobile, Inc., a Delaware corporation (“Company”).

RECITALS

A. Upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Parent and the Company intend to enter into a business combination transaction by means of a merger between Merger Sub and the Company in which the Company will merge with Merger Sub and be the surviving entity and a wholly owned subsidiary of Parent.

B. The Boards of Directors of each of the Company, Parent and Merger Sub have determined that the Merger is fair to, and in the best interests of, their respective companies and their respective stockholders.

C. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 As used in this Agreement, the following terms shall have the following meanings:

“Additional Share Conversion Ratio” means the ratio determined by dividing the number of Additional Escrowed Shares to be distributed by the Escrow Agent upon instruction by Parent on any Additional Shares Issuance Date by the Outstanding Company Common Stock Number.

“Bridge Equity Securities” means any equity securities issued by the Company on or after the date of this Agreement and prior to the Closing in connection with a Bridge Financing, including, but not limited to any shares of Company Common Stock for which or into which any such equity securities are exercisable, exchangeable or otherwise convertible as compensation to the investors in such Bridge Financing.

“Bridge Financing” means any equity or debt financing arrangement entered into by the Company prior to the date of this Agreement and set forth in Schedule 1.1 or any such arrangement entered into by the Company following the date of this Agreement, including, but not limited to (a) the issuance by the Company of any Bridge Equity Securities, (b) the execution or extension of any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money by the Company or (c) any credit support arrangement or guarantee of the Company’s indebtedness or obligations.

“Business Day” means a day other than a Saturday or a Sunday or other day on which commercial banks in New York are authorized or required by law to close.

“Closing Shares” means all shares of Parent Common Stock issued by Parent pursuant to clause (A) of Section 2.5(a)(i).

“Company Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by Parent) contemplating or otherwise relating to any Company Acquisition Transaction.

“Company Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement including, but not limited to, any Bridge Financing, and other than any transaction approved by Parent pursuant to Article V) involving:

(a) any merger, exchange, consolidation, business combination, plan of arrangement, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction: (i) in which the Company is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of the Company; or (iii) in which the Company issues securities representing more than 20% of the outstanding securities of any class of voting securities of the Company;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, consolidated net income or consolidated assets of the Company;

(c) other than any trade debt incurred by the Company in the ordinary course of business, any method or plan of financing through (i) the issuance of debt or equity securities of the Company (including, but not limited to, an initial public offering of any securities of the Company) or (ii) the execution or extension of any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money by the Company; or

(d) any liquidation or dissolution of the Company.

“Company Common Stock” means the common stock, par value $0.01, of the Company.

“Company Derivative Securities” means the Employee Options and the Company Warrants.

“Company Derivative Security Agreements” means all Employee Option Agreements and Company Warrant Agreements.

“Company Stock Option Plans” means the Company’s 2000 Second Amended and Restated Stock Incentive Plan and the Company’s 2003 Israeli Stock Option Plan and any predecessor option or stock incentive plan.

“Company Warrants” means (a) all warrants for the purchase shares of Company Common Stock outstanding on the date of this Agreement and (b) all warrants for the purchase of shares of Company Preferred Stock outstanding on the date of this Agreement after being converted into warrants for the purchase shares of Company Common Stock in accordance with their terms.

“Consideration Shares” means the Closing Shares and the Reserved Shares.

“Derivative Holder” means any holder of Employee Options or Company Warrants.

“Escrow Agreement” means the escrow agreement in a form to be agreed between Parent and the Company.

“Excess Additional Shares Number” means, as of the termination of the Share Price Trigger Period, that number of Additional Shares which would have been distributable to holders of Terminated Employee Options or Terminated Company Warrants if such Terminated Employee Options or Terminated Company Warrants had been exercised immediately prior to the termination of the Share Price Trigger Period.

“Excess Closing Shares Number” means the difference between (a) 7,818,000 shares of Parent Common Stock; and (b) the sum of (i) the aggregate number of Closing Shares; and (ii) the aggregate number of Reserved Shares which remain reserved and unissued by Parent as of the termination of the Share Price Trigger Period.

“Excess Shares Ratio” means, with respect to each Holder and each Derivative Holder, a fraction, the numerator of which is equal to the sum of (a) the number of Closing Shares issued to such Holder plus (b) the number of Reserved Shares issued to such Holder prior to the termination of the Share Price Trigger Period and (c) the aggregate number of Reserved Shares that remain reserved for issuance to such Derivative Holder as of the termination of the Share Price Trigger Period, and the denominator of which is equal to the difference between (x) the aggregate number of Consideration Shares and (y) the Excess Closing Shares Number

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the ratio determined by dividing 7,818,000 by the Outstanding Company Common Stock Number.

“Excluded Shares” means those shares of Company Common Stock which (i) shall be canceled in connection with Merger pursuant to Section 2.5(b), (ii) are subject to appraisal rights pursuant to Section 2.11, (iii) are Bridge Equity Securities which are redeemed by the Company or purchased by Parent, in each case, concurrently with the Closing, or (iv) are purchased by Parent pursuant to Section 2.12.

“Executive Lock-Up Agreement” means the lock-up agreement substantially in the form attached hereto as Exhibit D.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any court, administrative agency, tribunal, department, bureau or commission or other governmental authority, instrumentality or arbitral body, domestic or foreign, federal, state or local.

“Holders” means Persons who have surrendered Certificates in accordance with Section 2.6(c) and the Persons who have received Parent Common Stock upon the exercise of any Employee Options or Company Warrants.

“Israeli GAAP” means Israeli generally accepted accounting principles.

“knowledge” means actual knowledge as to a specified fact or event of a Person that is an individual or of an executive officer or director of a Person that is a corporation or of a Person in a similar capacity of an entity other than a corporation.

“Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and all requirements set forth in Company Contracts or Parent Contracts, as applicable.

“Management Incentive Expenses” means any expenses recognized by the Parent in accordance with GAAP relating to any issuance, grant or payment, as the case may be, of any Additional Options, Share Price Bonus, Second Bonus, Target Bonus, Closing Bonus or Shares (as each such term is defined in the Employment Agreements) pursuant to either of the Employment Agreements.

“Material Adverse Effect” means, when used in connection with an entity, any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is materially adverse to the business, assets (including intangible assets), revenues, financial condition or results of operations of such entity, it being understood that none of the following alone or in combination shall be deemed, in and of itself, to constitute a Material Adverse Effect: (i) changes attributable to the public announcement or pendency of the transactions contemplated hereby, (ii) changes in general national or regional economic conditions, to the extent that such conditions do not have a disproportionate impact on the Company, or (iii) any SEC rulemaking requiring enhanced disclosure of reverse merger transactions with a public shell; provided, however, that any change, event, violation, inaccuracy, circumstance or effect arising from or relating to acts or omissions taken by the Company with the prior consent of Parent (following full and fair disclosure by the Company) shall not constitute a Material Adverse Effect.

“Outstanding Company Common Stock Number” means the difference between:

(a)  the sum of:

(i)  the number of shares of Company Common Stock outstanding immediately prior to the Closing, including any shares subject to appraisal rights in accordance with Section 2.11 or subject to purchase in accordance with Section 2.12; and

(ii)  the number of shares subject to options to purchase shares of Company Common Stock granted pursuant to the Company Stock Option Plans which are outstanding immediately prior to the Closing, regardless of whether such options are vested or unvested; and

(iii) the number of shares of Company Common Stock subject to the Company Warrants; and

(b)  the number of shares of Company Common Stock represented by, or issuable upon the exchange or conversion of, Bridge Equity Securities that are redeemed by the Company or purchased by Parent, in each case, concurrently with the Closing.

“Parent Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by Company) contemplating or otherwise relating to any Parent Acquisition Transaction.

“Parent Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving:

(a) any merger, exchange, consolidation, business combination, plan of arrangement, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction: (i) in which Parent is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Parent; (iii) in which Parent issues securities representing more than 20% of the outstanding securities of any class of voting securities of Parent; or (iv) in which Parent acquires securities representing more than 20% of the outstanding securities of any class of voting securities of any Person; or

(b) any liquidation or dissolution of Parent.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Registration Rights Agreement” means the registration rights agreement substantially in the form attached hereto as Exhibit A.

“Reserved Shares” means the aggregate number of shares of Parent Common Stock reserved for issuance by Parent pursuant to Section 2.13(g) and Section 2.18(d).

“Section 102 Trustee” means Yuli Yardeni, CPA of Yardeni Gelfand & Co. CPA, in its capacity as trustee under the Company Stock Option Plans for purposes of Section 102 of the Israeli Income Tax Ordinance, or any successor trustee under such plans.

“Stockholder Lock-Up Agreement” means the lock-up agreement substantially in the form attached hereto as Exhibit E.

“Terminated Company Warrants” means all Company Warrants which have been terminated or otherwise lapse during the Share Price Trigger Period, other than as the result of the exercise of such Company Warrants.

“Terminated Employee Options” means all Employee Options which have been terminated or otherwise lapse during the Share Price Trigger Period, other than as the result of the exercise of such Employee Options.

1.2 The following terms shall have the meanings defined for such terms in the Sections of this Agreement set forth below:

Term	Section

2007 Net Profit Shares	2.15(b)
2007 Net Profit Target	2.15(b)
2008 Net Profit Shares	2.15(b)
2008 Net Profit Target	2.15(b)
Accelerated Revenue	2.15(h)
Accelerated Share Price Shares	2.15(h)
Acceleration Date	2.15(f)
Accelerated Shares	2.15
Acceleration Trigger Price	2.15(f)
Additional Escrowed Shares	2.15(e)(i)
Additional Shares	2.15(d)
Additional Shares Issuance Date	2.15(e)(i)
Agreement	2.2
Approvals	3.1(a)
Audited Financial Statements	3.7(a)
Capitalization Amendment	6.1(a)
Certificate of Merger	2.2
Certificates	2.6(c)
Change of Control	2.15(g)
Change of Control Consideration	2.15(f)
Charter Documents	3.1(a)
Closing	2.2
Closing Date	2.2
Code	Recitals
Company	Caption

Term	Section

Company Closing Certificate	7.3(a)
Company Contracts	3.19(a)
Company Existing D&O Policy	6.17(b)
Company Indemnified Person	6.17(a)
Company Intellectual Property	3.18
Company Maximum Premium	6.17(b)
Company Preferred Stock	3.3(a)
Company Schedule	Preamble to Article III
Company Stock Options	3.3(a)
Company Warrants	3.3(a)
Company Warrant Agreement	2.18(a)
Conditional Israeli Securities Exemption	2.12
Continuing Derivative Escrowed Shares	2.15(e)(ii)
Copyrights	3.18(iii)
Corporate Records	3.1(c)
Derivative Escrowed Shares	2.15(e)(ii)
DGCL	Recitals
Disclosure Schedule	6.10
Dissenter	2.11(a)
Dissenting Shares	2.11(b)
Effective Time	2.2
Electing Holders	6.15
Employment Agreements	5.1(a)
Employee Options	2.13(a)
Employee Option Agreement	2.13(a)
Environmental Law	3.16 (b)
ERISA	3.11(a)
Escrow Agent	2.14
Excess Additional Shares	2.15(e)
Excess Closing Shares	2.13(f)
Exchange Agent	2.6(a)
Exhibit	10.2(a)
First Share Price Measurement Period	2.15(c)
First Share Price Shares	2.15(c)
First Share Price Trigger	2.15(c)
Full Share Price Share Acceleration Trigger	2.15(h)
Gemini	6.14
Government Grants	3.6(b)
Governmental Actions/Filings	3.21
Guarantee Stockholders	6.19
Hazardous Substances	3.16(c)
Holdback Escrowed Shares	2.14
Holdback Period	2.14
Indemnification Documents	6.17(a)
Indemnified Persons	6.17(a)
Insider	3.19(a)

Term	Section

Insurance Policies	3.20
Intellectual Property	3.18
Investment Center	3.6(b)
Israeli Tax Pre-Ruling	6.15
Israeli Securities Exemption	2.12
Israeli Securities Purchase Price	2.12
Landa	6.14
Last Reported Sales Price	2.15(c)
Lock-Up Agreements	6.20
Losses	8.1(b)
Material Company Contracts	3.19(a)
Merger	2.1
Merger Form 8-K	6.3(a)
Merger Sub	Caption
Merger Sub Common Stock	2.5(c)
Name Change Amendment	6.1(a)
Net Profit Shares	2.15(b)
Notice of Claim	8.2(a)
OCS	3.6(b)
OTC BB	4.21
Parent	Caption
Parent Closing Certificate	7.2(a)
Parent Common Stock	4.3(a)
Parent Contracts	4.17(a)
Parent Convertible Securities	4.3(a)
Parent Existing D&O Policy	6.17(c)
Parent IPO Shares	7.1(e)
Parent Indemnitee	8.1(a)
Parent Indemnified Person	6.17(a)
Parent Maximum Premium	6.17(c)
Parent Preferred Stock	4.3(a)
Parent Schedule	Preamble to Article IV
Parent SEC Reports	4.7(a)
Parent Stockholder Approval	6.1(a)
Parent Stock Options	4.3(a)
Parent Warrants	4.3(a)
Patents	3.18(i)
Personal Property	3.14(b)
Plan	3.11(a)
Press Release	6.3(a)
Prospectus/Proxy Statement	6.1(a)
Registration Statement	6.1(a)
Representative	2.16(b)
Returns	3.15(b)
Revenue Shares	2.15(a)
Revenue Target	2.15(a)

Term	Section

Schedule	10.2(a)
SEC	2.15(a)
Second Share Price Measurement Period	2.15(c)
Second Share Price Shares	2.15(c)
Second Share Price Trigger	2.15(c)
Securities Act	2.13(e)
Share Price Measurement Period	2.15(c)
Share Price Shares	2.15(c)
Share Price Trigger Period	2.15(c)
Share Price Triggers	2.15(c)
Short Swing Profit Opinion	6.14
Software	3.18(v)
Special Meeting	6.1(a)
Stockholder Guarantees	6.19
Subsidiaries	3.2(a)
Survival Period	8.3(a)
Surviving Corporation	2.1
Tax or Taxes	3.15(a)
Third Party Claim	8.2
Third Share Price Measurement Period	2.15(c)
Third Share Price Shares	2.15(c)
Third Share Price Trigger	2.15(c)
Trademarks	3.18(ii)
Trade Secrets	3.18(vi)
Trading Day and Trading Days	2.15(c)
Trust Fund	4.23
Unaudited Financial Statements	3.7(b)
Working Capital	3.7(e)

ARTICLE II

THE MERGER

2.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

2.2 Effective Time; Closing. Subject to the conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL a Certificate of Merger (the “Certificate of Merger”) (the time of such filing with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger, being the “Effective Time”) as soon as practicable on or after the Closing Date (as herein defined). The term “Agreement” as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules delivered concurrently herewith, including, but not limited to, the Company Schedule and the Parent Schedule. Unless this Agreement shall have been terminated pursuant to Section 9.1, the closing of the Merger (the “Closing”) shall take place at the offices of Kramer, Levin, Naftalis & Frankel, LLP, 1177 Avenue of the Americas, New York, New York 10036 at a time and date to be specified by the parties, which shall be no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VII, or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”). Closing signatures may be transmitted by facsimile.

2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.4 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the Certificate of Incorporation of the Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation.

(b) The Bylaws of the Merger Sub shall be the Bylaws of the Surviving Corporation.

2.5 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and this Agreement and without any action on the part of Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(a) Conversion of Company Common Stock.

(i) Other than the Excluded Shares, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be automatically converted into (A) the right to receive at the Effective Time that number of shares of Parent Common Stock determined by multiplying such share by the Exchange Ratio plus (B) the right to receive that number of Excess Closing Shares which may be distributed by the Escrow Agent at the end of the Share Price Trigger Period in accordance with Section 2.13(f) plus (C) the right to receive that number of Additional Shares which may be distributed by the Escrow Agent from time to time in accordance with Section 2.15 determined by multiplying such share by the Additional Share Conversion Ratio plus (D) the right to receive that number of Excess Additional Shares which may be distributed by the Escrow Agent in accordance with Section 2.15(e)(iii).

(ii) Certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock are converted at the Effective Time pursuant to this Section 2.5(a) shall be issued to the holder of such shares of Company Common Stock upon surrender of the certificate representing such shares of Company Common Stock in the manner provided in Section 2.6 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and indemnity, if required) in the manner provided in Section 2.8). If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested or subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement. The numbers of shares of Parent Common Stock issuable or distributable pursuant to this Section 2.5(a) (including Additional Shares) that would otherwise be issued to Persons who exercise their appraisal rights pursuant to Section 262 of the DGCL shall not be issued to such persons and shall be canceled.

(b) Cancellation of Treasury and Parent-Owned Stock. Each share of Company Common Stock held by the Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion or payment in respect thereof.

(c) Capital Stock of Merger Sub. Each share of Common Stock, without par value, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, without par value, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of common stock of the Surviving Corporation.

(d) Adjustments to Exchange Ratios. Each of the Exchange Ratio, the Additional Share Conversion Ratio and the Excess Share Ratio, as the case may be, shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

(e) Fractional Shares. Notwithstanding anything to the contrary, no fraction of a share of Parent Common Stock will be issued by virtue of the Merger (including, but not limited to, the Consideration Shares and Additional Shares), and each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall, upon compliance with Section 2.6 receive from Parent one (1) share of Parent Common Stock.

2.6 Surrender of Certificates.

(a) Exchange Agent. Continental Stock Transfer & Trust Company shall be designated by the parties hereto to act as the exchange agent (the “Exchange Agent”) in the Merger.

(b) Parent to Provide Common Stock. Promptly after the Effective Time, and in no event more than three (3) Business Days thereafter, Parent shall make available to the Exchange Agent, for exchange in accordance with this Article II, the Closing Shares in exchange for outstanding shares of Company Common Stock and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 2.6(d). In addition, at such time Parent shall deposit with the Escrow Agent the Additional Escrowed Shares in accordance with Section 2.15(e).

(c) Exchange Procedures. Promptly after the Effective Time, and in no event more than three (3) Business Days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 2.5: (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other customary provisions as Parent may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and any dividends or other distributions pursuant to Section 2.6(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the Closing Shares, less the shares of Parent Common Stock representing the Holdback Escrowed Shares referred to in Section 2.14, and any dividends or distributions payable pursuant to Section 2.6(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed, from and after the Effective Time, to evidence only the right to receive the applicable number of shares of Parent Common Stock issuable or distributable pursuant to Section 2.5(a).

(d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock to be issued upon surrender thereof until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates with a properly completed letter of transmittal, the Exchange Agent shall promptly deliver to the record holders thereof, without interest, certificates representing shares of Parent Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock.

(e) Transfers of Ownership. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(f) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock, Employee Options or Company Warrants such amounts as are required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided, however, that none of the Exchange Agent, Parent or the Surviving Corporation shall be entitled to withhold any amounts pursuant to this Section 2.6(f) if the Exchange Agent, Parent or the Surviving Corporation has received prior to the issuance or distribution of any shares of Parent Common Stock pursuant to this Agreement, such certificates or forms as are sufficient, under applicable law, to establish that withholding is not required (together with a satisfactory supporting legal opinion, if the Exchange Agent, Parent or the Surviving Corporation so requires); provided, further, that the Exchange Agent, Parent or the Surviving Corporation agree that, before withholding and paying over any amounts to a U.S. taxing authority with respect to a holder or former holder of Company Common Stock, Employee Options or Company Warrants pursuant to this Section 2.6(f) (and delivering to such holder the balance of the portion of the shares of Parent Common Stock payable to such holder or former holder of Company Common Stock, Employee Options or Company Warrants pursuant to this Agreement), Parent shall (or shall cause the Exchange Agent to) provide such holder or former holder of Company Common Stock, Employee Options or Company Warrants with written notice and shall consult with such holder or former holder of Company Common Stock, Employee Options or Company Warrants in order to minimize the amount of any such withholding.

(g) Termination of Exchange Agent Obligations. Closing Shares held by the Exchange Agent that have not been delivered to holders of Certificates within six months after the Effective Time shall promptly be paid or delivered, as appropriate, to Parent, and thereafter holders of Certificates who have not theretofore complied with the exchange procedures outlined in and contemplated by this Section 2.6 shall thereafter look only to Parent (subject to abandoned property, escheat and similar laws) for their claim for shares of Parent Common Stock and any dividends or distributions pursuant to Section 2.6(d) with respect to Parent Common Stock to which they are entitled.

(h) No Liability. Notwithstanding anything to the contrary in this Section 2.6, neither the Exchange Agent, Parent, the Surviving Corporation nor the Company shall be liable to a holder of shares of Parent Common Stock or Company Common Stock or holders of Employee Options or Company Warrants for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.7 No Further Ownership Rights in Company Stock. All shares of Parent Common Stock issued in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

2.8 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock which the shares of Company Common Stock formerly represented by such Certificates were converted into and any dividends or distributions payable pursuant to Section 2.6(d); provided, however, that, as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock and other distributions, the owner of such lost, stolen or destroyed Certificates shall indemnify Parent against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed; provided, however, that Parent may also, in its commercially reasonable discretion and as an additional condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.9 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

2.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub will take all such lawful and necessary action.

2.11 Shares Subject to Appraisal Rights.

(a) Notwithstanding Section 2.5 hereof, Dissenting Shares shall not be converted into a right to receive Parent Common Stock. The holders thereof shall be entitled only to such rights as are granted by the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to the DGCL shall receive payment therefor from the Surviving Corporation in accordance with the DGCL, provided, however, that (i) if any stockholder of the Company who asserts appraisal rights in connection with the Merger (a “Dissenter”) shall have failed to establish his entitlement to appraisal rights as provided in the DGCL, or (ii) if any such Dissenter shall have effectively withdrawn his demand for payment for such shares or waived or lost his right to payment for his shares under the appraisal rights process under the DCGL, the shares of Company Common Stock held by such Dissenter shall be treated as if they had been converted, as of the Effective Time, into a right to receive Parent Common Stock as provided in Section 2.5. The Company shall give Parent prompt notice of any demands for payment received by the Company from a person asserting appraisal rights, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

(b) As used herein, “Dissenting Shares” means any shares of Company Common Stock held by stockholders of the Company who are entitled to appraisal rights under the DGCL, and who have properly exercised, perfected and not subsequently withdrawn or lost or waived their rights to demand payment with respect to their shares in accordance with the DGCL.

2.12 Israeli Securities Law Limitations. In the event the Company is unable to obtain an exemption from the Israeli Securities Authority from the obligation to publish a prospectus pursuant to Israeli securities law in connection with the transactions contemplated hereby (the “Israeli Securities Exemption”) or the Company receives such an exemption that is conditional upon the reduction of the number of holders of Employee Options (a “Conditional Israeli Securities Exemption”), then Parent, concurrently with the Closing, shall offer to purchase for cash Employee Options held by such number of Company employees or consultants (or former employees or consultants) as shall permit the Company to avoid the need to publish a prospectus pursuant to Israeli securities law in connection with the transactions contemplated hereby. Parent shall offer to purchase such Employee Options from the holders of Employee Options in the manner that minimizes the aggregate purchase price paid by Parent pursuant to this Section 2.12 (the “Israeli Securities Purchase Price”).

2.13 Employee Options.

(a) Subject to the further provisions of this Section 2.13, at the Effective Time, Parent shall substitute equivalent options to purchase Parent Common Stock for all options outstanding under the Company Stock Option Plans at the Effective Time (the “Employee Options”). Each agreement representing the grant of Employee Options is referred to herein as an “Employee Option Agreement.” Subject to the foregoing and Section 2.13(b) and (c), immediately after the Effective Time, each such Employee Option Agreement shall be deemed to constitute an option to acquire (i) from Parent that number of shares of Parent Common Stock equal to the number of shares of Company Common Stock which were subject to such Employee Option Agreement immediately prior to the Effective Time (whether vested or unvested) multiplied by the Exchange Ratio, (ii) from the Escrow Agent in accordance with Section 2.15, that number of Additional Shares which such holder of Employee Options would have received if such holder had exercised such Employee Options immediately prior to the Effective Time, regardless of whether such Employee Options had vested prior to the Effective Time, (iii) in the event of any exercise of any Employee Options after the termination of the Share Price Trigger Period, from Parent in accordance with Section 2.13(f), that number of Excess Closing Shares which such holder of Employee Options would have received if such holder had exercised such Employee Options immediately prior to the termination of the Share Price Trigger Period, regardless of whether such Employee Options had vested prior to the termination of the Share Price Trigger Period and (iv) in the event of any exercise of any Employee Options after the termination of the Share Price Trigger Date, from the Escrow Agent in accordance with Section 2.15(e)(iii) that number of Excess Additional Shares which such holder of Employee Options would have received if such holder exercised such Employee Options immediately prior to the termination of the Share Price Trigger Period, regardless of whether such Employee Options had vested prior to the termination of the Share Price Trigger Period. The exercise price for each share of Parent Common Stock and the proportional right to receive Additional Shares pursuant to each such Employee Option Agreement shall be equal to the aggregate exercise price of the Employee Options represented by the Employee Option Agreement at the Effective Time divided by the number of shares of Parent Common Stock for which it is exercisable pursuant to clause (i) of this Section 2.13(a), rounded up to the nearest whole cent.

(b) In the event that a holder of Employee Options exercises any Employee Option after the Closing and prior to the termination of the Holdback Period, ten percent (10%) of the shares of Parent Common Stock such holder receives pursuant to clause (i) of Section 2.13(a) shall be deposited with the Escrow Agent and held by the Escrow Agent as Holdback Escrowed Shares pursuant to the Escrow Agreement. Any shares of Parent Common Stock deposited with the Escrow Agent pursuant to this Section 2.13(b) shall remain subject to Sections 2.14 and 8.6.

(c) In the event that a holder of Employee Options exercises any Employee Option after the termination of the Holdback Period and the Escrow Agent has, pursuant to Section 8.6 and in accordance with the Escrow Agreement, has withheld any amounts in dispute related to the indemnification obligations set forth in Article VIII, the number of shares of Parent Common Stock such holder receives pursuant to clause (i) of Section 2.13(a) shall be equitably adjusted as to be consistent with the percentage of Closing Shares which the Persons who surrendered Certificates received after the application of the Holdback Escrowed Shares pursuant to Section 8.6.

(d) It is the intent of the parties hereto that the Employee Options assumed by Parent following the Closing pursuant to this Section 2.13 shall, to the extent permitted by applicable law, qualify as incentive stock options as defined in Section 422 of the Code and, in the case of Israeli employees, qualify for preferential treatment under Section 102 of the Israeli Income Tax Ordinance, to the extent any such Employee Options qualified as incentive stock options or for preferential treatment under Section 102 of the Israeli Income Tax Ordinance immediately prior to the Effective Time and all interpretations pursuant to this Section 2.13 shall be consistent with such intent. Any reference in this Agreement to the issuance of shares of Parent Common Stock upon the exercise of an Employee Option, or to the issuance or distribution of Additional Shares to the holders of Employee Options (subject to and only upon the exercise of such Employee Options in accordance with the terms of the applicable Employee Option Agreement), shall, in the case of an Israeli employee, refer to the issuance or distribution of such shares to the Section 102 Trustee if necessary to preserve the preferential treatment available to the employee under Section 102 of the Israeli Income Tax Ordinance.

(e) As soon as practicable after the Effective Time, and in any event no earlier than ninety (90) days thereafter and no later than one hundred and twenty (120) days after the Effective Time, Parent shall file a Registration Statement on Form S-8 (or any successor form) under the Securities Act of 1933, as amended (“Securities Act”), with respect to all shares of Parent Common Stock issuable or distributable pursuant to options substituted in place of Employee Options, and shall use commercially reasonable efforts to maintain the effectiveness of such Registration Statement for so long as such substituted options remain outstanding.

(f) Within five (5) Business Days of the termination of the Share Price Trigger Period, Parent shall issue to the Holders and shall reserve for subsequent issuance to Derivative Holders (subject to and only upon the exercise of such Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement) an aggregate number of shares of Parent Common Stock equal to the Excess Closing Shares Number (the “Excess Closing Shares”). Each Holder and Derivative Holder (subject to and only upon the exercise of such Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement) shall receive a number of Excess Closing Shares equal to the Excess Closing Shares Number multiplied by the Excess Shares Ratio applicable to such Holder or such Derivative Holder.

(g) As soon as practicable after the Closing Date, Parent shall reserve for issuance all shares of Parent Common Stock issuable pursuant to Section 2.13(a)(i).

2.14 Holdback. As the sole remedy for the indemnity obligations set forth in Article VIII, Parent shall hold back, from the shares of Parent Common Stock to be issued as a result of the Merger, until December 31, 2007 (“Holdback Period”), ten percent (10%) of the Closing Shares, which shall be allocated among the Persons entitled to receive them in the same proportions as the shares of Parent Common Stock are allocated among them, and deposit such shares of Parent Common Stock with Continental Stock Transfer & Trust Company, as Escrow Agent (the “Escrow Agent”) to be held as “Holdback Escrowed Shares” in accordance with the terms and conditions of the Escrow Agreement. Subject to Article VIII, on the first Business Day following the conclusion of the Holdback Period, the Escrow Agent shall deliver the Holdback Escrowed Shares, less any amounts applied in satisfaction of a claim for indemnification and any amounts then in dispute related to the indemnification obligations set forth in Article VIII, to each such Person in the same proportions as withheld. Any withheld Holdback Escrowed Shares, to the extent not applied in satisfaction of a claim for indemnification, will be remitted to such Persons promptly upon resolution of the dispute or claim.

2.15 Additional Shares.

(a) Revenue Shares. In the event that Parent’s total revenues equal or exceed forty-five million dollars ($45,000,000) (the “Revenue Target”) for the calendar year ending December 31, 2006, Parent shall cause the Escrow Agent, in accordance with the Escrow Agreement and Section 2.15(e), to distribute to the Holders and Derivative Holders (subject to and only upon the exercise of such Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement), an aggregate of 1,000,000 Additional Escrowed Shares (the “Revenue Shares”) in accordance with Sections 2.5, 2.13 and 2.18, respectively. For the purposes of this Section 2.15(a), “total revenue” shall mean the pro forma consolidated revenues of Parent recognized in accordance with Parent’s revenue recognition policies under GAAP, as reflected in Parent’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ending December 31, 2006 excluding any revenues derived from businesses, operations or assets acquired by Company other than in the ordinary course of business after the date of this Agreement or by Parent or the Company after the Effective Time.

(b) Net Profit Shares.

(i) In the event that Parent’s net income exceeds $15,000,000 for the calendar year ending December 31, 2007 (the “2007 Net Profit Target”) Parent shall cause the Escrow Agent, in accordance with the Escrow Agreement and Section 2.15(e), to distribute to the Holders and the Derivative Holders (subject to and only upon the exercise of such Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement), in accordance with Sections 2.5, 2.13 and 2.18, respectively, an aggregate number of Additional Escrowed Shares equal to 1,000,000 multiplied by a fraction (A) the numerator of which shall be the excess of Parent’s net income of the calendar year ending December 31, 2007 over $15,000,000 and (B) the denominator of which shall be $10,000,000. In no event shall the fraction in the preceding sentence exceed one (1). For the purposes of this Section 2.15(b), “net income” shall mean the consolidated net income after taxes of Parent calculated in accordance with Parent’s accounting policies under GAAP, as reflected in Parent’s Annual Report on Form 10-K filed with the SEC for the applicable calendar year, excluding (x) the Management Incentive Expenses applicable to such calendar year and (y) any tax consequences related to or arising from the Management Incentive Expenses, if any. Shares of Parent Common Stock distributed pursuant to this Section 2.15(b)(i) shall be referred to as the “2007 Net Profit Shares”.

(ii) In the event that Parent’s net income exceeds $20,000,000 for the calendar year ending December 31, 2008 (the “2008 Net Profit Target”) Parent shall cause the Escrow Agent, in accordance with the Escrow Agreement and Section 2.15(e), to distribute to the Holders and the Derivative Holders (subject to and only upon the exercise of such Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement), in accordance with Sections 2.5, 2.13 and 2.18, respectively, an aggregate number of Additional Escrowed Shares equal to 2,000,000 multiplied by a fraction (A) the numerator of which shall be the excess of Parent’s net income for the calendar year ending December 31, 2008 over $20,000,000 and (B) the denominator of which shall be $25,000,000. In no event shall the fraction in the preceding sentence exceed one (1). Shares of Parent Common Stock distributed pursuant to this Section 2.15(b)(ii) shall be referred to as the “2008 Net Profit Shares” and together with the 2007 Net Profit Shares, the “Net Profit Shares”.

(c) Share Price Shares.

(i) In the event that the Last Reported Sales Price of the Parent Common Stock is equal to or exceeds $8.50 (the “First Share Price Trigger”) during any twenty (20) Trading Days during any thirty (30) consecutive Trading Day period (the “First Share Price Measurement Period”) at any time during the period commencing on the Closing Date and ending on the fourth anniversary thereof (the “Share Price Trigger Period”), Parent shall cause the Escrow Agent, in accordance with the Escrow Agreement and Section 2.15(e), to distribute to the Holders and the Derivative Holders (subject to and only upon the exercise of such Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement), an aggregate of 2,000,000 Additional Escrowed Shares in accordance with Sections 2.5, 2.13 and 2.18, respectively, (the “First Share Price Shares”). For the purpose of this Section 2.15(c), the “Last Reported Sales Price” with respect to any security on any date shall mean the closing sale price per such security (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which such security is traded or, if such security is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market or Nasdaq Capital Market. If such security is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market or Nasdaq Capital Market on the relevant date, the “Last Reported Sales Price” will be the last quoted bid price for such security in the over-the-counter market on the relevant date as reported by the National Quotation Bureau Incorporated, Pink Sheets LLC or similar organization. For the purposes of this Section 2.15(c), “Trading Day” shall mean a day during which trading in securities generally occurs on the principal national securities exchange on which the security is then listed or, if the security is not then listed on a national securities exchange, on the Nasdaq National Market or, if the security is not then quoted on the Nasdaq National Market, on the principal other market on which the security is traded.

(ii) In the event that the Last Reported Sales Price of the Parent Common Stock is equal to or exceeds $9.50 (the “Second Share Price Trigger”) during any twenty (20) Trading Days during any thirty (30) consecutive Trading Day period (the “Second Share Price Measurement Period”) at any time during the Share Price Trigger Period, Parent shall cause the Escrow Agent, in accordance with the Escrow Agreement and Section 2.15(e), to distribute to the Holders and the Derivative Holders (subject to and only upon the exercise of such Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement) an aggregate of 2,000,000 Additional Escrowed Shares in accordance with Sections 2.5, 2.13 and 2.18, respectively (the “Second Share Price Shares”).

(iii) In the event that the Last Reported Sales Price of the Parent Common Stock is equal to or exceeds $12 (the “Third Share Price Trigger” and together with the First Share Price Trigger and the Second Share Price Trigger, the “Share Price Triggers”) during any twenty (20) Trading Days during any thirty (30) consecutive Trading Day period (the “Third Share Price Measurement Period” and together with the First Share Price Measurement Period and the Second Share Price Measurement Period, the “Share Price Measurement Period”) at any time during the Share Price Trigger Period, Parent shall cause the Escrow Agent, in accordance with the Additional Shares Escrow Agreement and Section 2.15(e), to distribute to the Holders and the Derivative Holders (subject to and only upon the exercise of such Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement) an aggregate of 2,000,000 Additional Escrowed Shares in accordance with Sections 2.5, 2.13 and 2.18, respectively (the “Third Share Price Shares” and together with the First Share Price Shares and the Second Share Price Shares, the “Share Price Shares”).

(iv) Each of the Share Price Triggers shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock occurring after the Closing Date and prior to the termination of the Share Price Measurement Period.

(v) For the avoidance of doubt, the rights of the holders of the Certificates, to receive Share Price Shares pursuant to this Section 2.15(c) shall be cumulative.

(d) For the purposes of this Agreement, the term “Additional Shares” shall mean, collectively, the Revenue Shares, the Net Profit Shares, the Share Price Shares and the Accelerated Shares.

(e) Issuance of Additional Shares.

(i) Promptly after the Effective Time and in no event more than three (3) Business Days thereafter Parent shall deposit with the Escrow Agent certificates representing 10,000,000 shares of Parent Common Stock which shall be held by the Escrow Agent as “Additional Escrowed Shares”. The Additional Escrowed Shares shall be distributed upon Parent’s instruction to the Escrow Agent in accordance with this Section 2.15(e) in satisfaction of Parent’s obligations pursuant to this Section 2.15. Parent shall cause the Escrow Agent to distribute certificates for Additional Escrowed Shares representing Revenue Shares and Net Profit Shares to the Holders or the Derivative Holders (subject to and only upon the exercise of such Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement) in accordance with Sections 2.5(a)(i), 2.13 or 2.18, as the case may be, within five (5) Business Days following the filing with the SEC of Parent’s Annual Report on Form 10-K for the year with respect to which such Revenue Shares or Net Profit Shares, as the case may be, are distributable. Parent shall cause the Escrow Agent to distribute certificates for Additional Escrowed Shares representing the First Share Price Shares to the Holders and the Derivative Holders (subject to and only upon the exercise of such Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement) in accordance with Sections 2.5(a)(i), 2.13 or 2.18, as the case may be, on the fifth (5th) Business Day following the First Share Price Measurement Period. Parent shall cause the Escrow Agent to distribute certificates for Additional Escrowed Shares representing the Second Share Price Shares or the Third Share Price Shares, as the case may be, to the Holders and Derivative Holders (subject to and only upon the exercise of such Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement) in accordance with Sections 2.5(a)(i), 2.13 or 2.18, as the case may be, within five (5) Business Days following the applicable Share Price Measurement Period. The Additional Escrowed Shares shall continue to be held by the Escrow Agent until the earliest of their distribution pursuant to this Section 2.15(e) or Section 2.15(f) below, the return of Additional Escrowed Shares to Parent pursuant to Section 2.15(k) below or the termination of the Share Price Trigger Period. In the event that the Escrow Agent continues to hold any Additional Escrowed Shares upon termination of the Share Price Trigger Period, the Escrow Agent shall return such shares of Parent Common Stock to Parent for cancellation. For the purposes of this Agreement, each date on which Additional Shares are distributed pursuant to this Section 2.15(e) shall be considered to be an “Additional Shares Issuance Date.”

(ii) Additional Shares which become distributable pursuant to this Section 2.15 subject to and only upon the exercise of Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement, shall continue to be held by Escrow Agent as “Derivative Escrowed Shares” until distributed to the Derivative Holders upon the exercise of the Company Derivative Securities pursuant to Section 2.13(a)(ii) or 2.18(a)(ii), as the case may be, in accordance with the terms of the applicable Company Derivative Security Agreement or distributed in accordance with Section 2.15(e)(iii).

(iii) Within five (5) Business Days of the termination of the Share Price Trigger Period, Parent shall cause the Escrow Agent to distribute to the Holders and the Derivative Holders (subject to and only upon the exercise of such Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement) an aggregate number of Derivative Escrowed Shares equal to the Excess Additional Shares Number (the “Excess Additional Shares”). Each Holder and Derivative Holder (subject to and only upon the exercise of such Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement) shall receive a number of Excess Additional Shares equal to the Excess Additional Shares Number multiplied by the Excess Shares Ratio applicable to such Holder or such Derivative Holder. Excess Additional Shares which become distributable pursuant to this Section 2.15(e)(iii) subject to and only upon the exercise of Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement, shall continue to be held by Escrow Agent as “Continuing Derivative Escrowed Shares” until distributed to the Derivative Holders upon the exercise of the Company Derivative Securities pursuant to Section 2.13(a)(iv) or 2.18(a)(iv), as the case may be, in accordance with the terms of the applicable Company Derivative Security Agreement or until no Company Derivative Securities remain outstanding. In the event that no Company Derivative Securities remain outstanding, any remaining Continuing Derivative Escrowed Shares shall be returned by the Escrow Agent to the Parent for cancellation.

(f) Acceleration. If at any time during the Share Price Trigger Period, a Change in Control occurs with respect to Parent in which the consideration paid to holders of Parent Common Stock (the “Change of Control Consideration”), at the closing date of the said transaction, has a fair market value which exceeds $11.00 per share of Parent Common Stock (after adjustment for any issuance or distribution of shares of Parent Common Stock pursuant to this Section 2.15(f)) (the “Acceleration Trigger Price”), then immediately prior to such Change of Control, Parent shall instruct the Escrow Agent to distribute the Accelerated Shares on such date (the “Acceleration Date”) to the Holders and the Derivative Holders (subject to and only upon the exercise of such Company Derivative Securities in accordance with the terms of the applicable Company Derivative Security Agreement) in accordance with Sections 2.5(a)(i), 2.13(a)(ii) or 2.18(a)(ii), as the case may be.

(g) For the purposes of this Section 2.15, the term “Change of Control” shall mean any of the following:

(i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Parent and its subsidiaries, taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act);

(ii) any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 80% of the capital stock of Parent (measured by voting power rather than number of shares);

(iii) the consolidation of Parent with, or merging of Parent with or into, any Person, or the consolidation of any Person with, or the merging of any Person with or into, Parent, in any such event pursuant to a transaction in which any of the outstanding capital stock of Parent is converted into or exchanged for cash, securities or other property, other than any such transaction where the capital stock of Parent outstanding immediately prior to such transaction is converted into or exchanged for capital stock of the surviving or transferee Person constituting a majority of the outstanding shares of such capital stock of such surviving or transferee Person (immediately after giving effect to such issuance).

(h) Accelerated Shares.

(i) For the purposes of this Section 2.15, the term “Accelerated Shares” shall mean the sum of the Accelerated Revenue and Net Profit Shares and the Accelerated Share Price Shares.

(ii) In the event that the Acceleration Date occurs on or prior to December 31, 2006, the term “Accelerated Revenue and Net Profit Shares” shall mean 4,000,000 Additional Escrowed Shares, and the distribution of such Accelerated Revenue and Net Profit Shares shall be in lieu of any future obligation of Parent to issue or cause the Escrow Agent to distribute any Revenue Shares and Net Profit Shares;

(iii) In the event that the Acceleration Date occurs on or after January 1, 2007 but prior to January 1, 2008, the term “Accelerated Revenue and Net Profit Shares” shall mean 3,000,000 Additional Escrowed Shares and the distribution of such Accelerated Revenue and Net Profit Shares shall be in lieu of any future obligation of Parent to issue or cause the Escrow Agent to distribute any Net Profit Shares.

(iv) In the event that the Acceleration Date occurs on or after January 1, 2008 but prior to January 1, 2009, the term “Accelerated Revenue and Net Profit Shares” shall mean 2,000,000 Additional Escrowed Shares and the distribution of such Accelerated Revenue and Net Profit Shares shall be in lieu of any future obligation of Parent to issue or cause the Escrow Agent to distribute any 2008 Net Profit Shares.

(v) In the event that that the Change of Control Consideration equals or exceeds $12.00 (after adjustment for any issuance or distribution of shares of Parent Common Stock pursuant to this Section 2.15(h)) (the “Full Share Price Share Acceleration Trigger”), then the term “Accelerated Share Price Shares” shall mean the difference between 6,000,000 Additional Escrowed Shares and any Share Price Shares distributed in accordance with this Section 2.14 prior to the Acceleration Date. The distribution of such Accelerated Share Price Shares shall be in lieu of any future obligation of Parent to issue or cause the Escrow Agent to distribute any Share Price Shares.

(vi) In the event that that the Change of Control Consideration is less than the Full Share Price Share Acceleration Trigger, then the term “Accelerated Share Price Shares” shall mean the difference between 4,000,000 Additional Escrowed Shares and any Share Price Shares distributed in accordance with this Section 2.14 prior to the Acceleration Date. The distribution of such Accelerated Share Price Shares shall be in lieu of any future obligation of Parent to issue or cause the Escrow Agent to distribute any Share Price Shares.

(i) Each of the Acceleration Trigger Price and the Full Share Price Share Acceleration Trigger shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock occurring after the Closing Date and prior to the termination of the Share Price Trigger Period.

(j) The number of Additional Shares to be issued pursuant to this Section 2.15 shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock occurring after the Closing Date.

(k) Notwithstanding a later distribution of Additional Escrowed Shares pursuant to Section 2.15(f):

(i) in the event that the Revenue Target is not met or exceeded, the Escrow Agent shall return to Parent for cancellation an aggregate of 1,000,000 Additional Escrowed Shares;

(ii) in the event that the number of 2007 Net Profit Shares is less than 1,000,000 shares, then the Escrow Agent shall return to Parent for cancellation an aggregate amount of Additional Escrowed Shares equal to the excess of 1,000,000 shares of Parent Common Stock over the number of 2007 Net Profit Shares; and

(iii) in the event that the number of 2008 Net Profit Shares is less than 2,000,000, then the Escrow Agent shall return to Parent for cancellation an aggregate of Additional Escrowed Shares equal to the excess of 2,000,000 shares of Parent Common Stock over the number of 2008 Net Profit Shares.

2.16 Committee and Representative for Purposes of Escrow Agreement.

(a) Parent Committee. Prior to the Closing, the Board of Directors of Parent shall appoint a committee consisting of one or more of its then members to act on behalf of Parent to take all necessary actions and make all decisions pursuant to the Escrow Agreement regarding the Holdback Escrowed Shares and Parent’s right to indemnification pursuant to Article VIII hereof. In the event of a vacancy in such committee, the Board of Directors of Parent shall appoint as a successor a Person who was a director of Parent prior to the Closing Date or some other Person who would qualify as an “independent” director of Parent and who has not had any material relationship with the Company prior to the Closing. Such committee is intended to be the “Committee” referred to in Article VIII hereof and the Escrow Agreement.

(b) Representative. The parties hereto hereby designate Gideon Barak (the “Representative”) to represent the interests of the Persons entitled to receive Parent Common Stock as a result of the Merger for purposes of the Escrow Agreement and the Holdback Escrowed Shares. If such Person ceases to serve in such capacity, for any reason, such Person shall designate his or her successor. Failing such designation within ten (10) Business Days after the Representative has ceased to serve, those members of the Board of Directors of Parent who were directors of the Company prior to the Closing shall appoint as successor a Person who was a former stockholder of the Company.

2.17 Unclaimed Additional Shares. In the event that any Additional Escrowed Shares are returned to Parent by the Escrow Agent and cancelled pursuant to Section 2.15(e)(i) and such shares would have been distributable pursuant to Section 2.5(a)(i), but for the failure by a holder of Certificates to comply with the exchange procedures outlined in and contemplated by Section 2.6, such holder shall look only to Parent (subject to abandoned property, escheat and similar laws) for such holder’s claim for any amount of Additional Shares which such holder may be entitled to pursuant to the terms of this Agreement.

2.18 Company Warrants.

(a) Subject to the further provisions of this Section 2.18, at the Effective Time, Parent shall substitute equivalent warrants to purchase Parent Common Stock for all Company Warrants. Each warrant agreement representing a Company Warrant is referred to herein as an “Company Warrant Agreement.” Subject to the foregoing and Section 2.18(b) and (c), immediately after the Effective Time, each such Company Warrant Agreement shall be deemed to constitute a warrant to acquire (i) from Parent that number of shares of Parent Common Stock equal to the number of shares of Company Common Stock which were subject to such Company Warrant Agreement immediately prior to the Effective Time (whether or not such Company Warrant had been exercisable prior to the Effective Time) multiplied by the Exchange Ratio, (ii) from the Escrow Agent in accordance with Section 2.15, that number of Additional Shares which such holder of Company Warrants would have received if such holder had exercised such Company Warrants immediately prior to the Effective Time, regardless of whether such Company Warrants had been exercisable prior to the Effective Time, (iii) in the event of any exercise of any Company Warrants after the termination of the Share Price Trigger Period, from Parent in accordance with Section 2.13(f), that number of Excess Closing Shares which such holder of Company Warrants would have received if such holder had exercised such Company Warrants immediately prior to the termination of the Share Price Trigger Period, regardless of whether such Company Warrants had been exercisable prior to the Share Price Trigger Period and (iv) in the event of any exercise of any Company Warrants after the termination of the Share Price Trigger Date, from the Escrow Agent in accordance with Section 2.15(e)(iii) that number of Excess Additional Shares which such holder of Company Warrants would have received if such holder exercised such Company Warrants immediately prior to the termination of the Share Price Trigger Period, regardless of whether such Company Warrants had been exercisable prior to the Share Price Trigger Period. The exercise price for each share of Parent Common Stock and the proportional right to receive Additional Shares pursuant to each such Company Warrant Agreement shall be equal to the aggregate exercise price of the Company Warrants represented by the Company Warrant Agreement at the Effective Time divided by the number of shares of Parent Common Stock for which it is exercisable pursuant to clause (i) of this Section 2.18(a), rounded up to the nearest whole cent.

(b) In the event that a holder of Company Warrants exercises any Company Warrant after the Closing and prior to the termination of the Holdback Period, ten percent (10%) of the shares of Parent Common Stock such holder receives pursuant to clause (i) of Section 2.18(a) shall be deposited with the Escrow Agent and held by the Escrow Agent as Holdback Escrowed Shares pursuant to the Escrow Agreement. Any shares of Parent Common Stock deposited with the Escrow Agent pursuant to this Section 2.18(b) shall remain subject to Sections 2.14 and 8.6.

(c) In the event that a holder of Company Warrants exercises any Company Warrant after the termination of the Holdback Period and the Escrow Agent has, pursuant to Section 8.6 and in accordance with the Escrow Agreement, has withheld any amounts in dispute related to the indemnification obligations set forth in Article VIII, the number of shares of Parent Common Stock such holder receives pursuant to clause (i) of Section 2.18(a) shall be equitably adjusted as to be consistent with the percentage of Closing Shares which the Persons who surrendered Certificates received after the application of the Holdback Escrowed Shares pursuant to Section 8.6.

(d) As soon as practicable after the Closing Date, Parent shall reserve for issuance all shares of Parent Common Stock issuable pursuant to Section 2.18(a)(i).

2.19 Rule 145. All shares of Parent Common Stock issued pursuant to this Agreement to “affiliates” of the Company set forth on Schedule 2.19 will be subject to certain resale restrictions under Rule 145 promulgated under the Securities Act and all certificates representing such shares shall bear an appropriate restrictive legend.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth in schedules of the Company delivered by the Company to Parent and Merger Sub concurrently herewith (the “Company Schedule”), the Company hereby represents and warrants to, and covenants with, Parent and Merger Sub, as follows:

3.1 Organization and Qualification.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by the Company to be conducted and to perform its obligations under all Company Contracts by which it is bound. The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by the Company to be conducted, except where the failure to have such Approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Complete and correct copies of the certificate of incorporation, by-laws and the charters of all committees of the board of directors (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of the Company, as amended and currently in effect, have been heretofore delivered to Parent or Parent’s counsel. The Company is not in violation of any of the provisions of the Company’s Charter Documents.

(b) The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(c) The minute books of the Company contain true, complete and accurate records of all meetings and consents in lieu of meetings of its Board of Directors (and any committees thereof), similar governing bodies and stockholders (“Corporate Records”) since the time of the Company’s organization. Copies of such Corporate Records of the Company have been heretofore delivered to Parent or Parent’s counsel.

(d) The stock transfer, warrant and option transfer and ownership records of the Company contain true, complete and accurate records of the securities ownership as of the date of such records and the transfers involving the capital stock and other securities of the Company since the time of the Company’s organization. Copies of such records of the Company have been heretofore delivered to Parent or Parent’s counsel.

3.2 Subsidiaries.

(a) The Company has no subsidiaries other than IXI Mobile (R&D), Ltd. (which wholly owns IXI Mobile (Europe), Ltd., IXI Mobile (Asia Pacific), Ltd. and IXI Mobile (East Europe), SRL), and Neo Mobile, Inc. (which wholly owns Neo Mobile, Ltd. and Neo Mobile Telecom LLC) (the “Subsidiaries”). As used in this Article III and elsewhere in this Agreement, the term “Company” includes the Subsidiaries unless the context clearly indicates otherwise. The Company directly or indirectly owns all of the outstanding equity securities of the Subsidiaries, free and clear of all liens and encumbrances. Except for the Subsidiaries, the Company does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or has any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b) Each Subsidiary (in jurisdictions that recognize the following concepts) is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by the Subsidiary to be conducted.

3.3 Capitalization.

(a) The authorized capital stock of the Company consists of 89,642,361 shares of capital stock, of which 49,000,000 shares are Company Common Stock, 333,334 shares are Preferred A Stock, 1,604,791 shares are Preferred B Stock, 3,104,236 shares are Preferred C Stock, 6,000,000 shares are Preferred D Stock and 29,600,000 shares are Preferred D-1 Stock, (collectively “Company Preferred Stock”), of which 4,418,249 shares of Company Common Stock, 285,801 shares of Preferred A Stock, 439,206 shares of Preferred B Stock, 1,439,581 shares of Preferred C Stock, 3,448,473 shares of Preferred D Stock and 29,591,387 shares of Preferred D-1 Stock are issued and outstanding as of the date of this Agreement, all of which are validly issued, fully paid and nonassessable. The number of shares of Company Common Stock and Company Preferred Stock outstanding as of the Closing Date shall be as reflected on the Company Schedule as of such Closing Date. Except as set forth on Section 3.3(a) of the Company Schedule as of the date of this Agreement and as it may be revised as of the Closing Date in accordance with the terms of this Agreement, (i) no shares of Company Common Stock or Company Preferred Stock are reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock granted to employees of Company or other parties (“Company Stock Options”), and (ii) no shares of Company Common Stock or Company Preferred Stock are reserved for issuance upon the exercise of outstanding warrants to purchase Company Common Stock or Company Preferred Stock (“Company Warrants”). All shares of Company Common Stock and Company Preferred Stock set forth on Section 3.3(a) of the Company Schedule, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as described in Section 3.3(a) of the Company Schedule, there are no commitments or agreements of any character to which Company is bound obligating Company to accelerate the vesting of any Company Stock Option as a result of the Merger. All outstanding shares of Company Common Stock and Company Preferred Stock and all outstanding Company Stock Options and Company Warrants have been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable laws and regulations, and (y) all requirements set forth in any applicable Company Contracts. The Company has heretofore delivered to Parent or Parent’s counsel an accurate copy of substantially the forms of documents used for the issuance of Company Stock Options and a true and complete list of the holders thereof, including their names and the numbers of shares of Company Common Stock underlying such holders’ Company Stock Options. The Company has heretofore delivered to Parent or Parent’s counsel true and accurate copies of the Company Warrants.

(b) Except as set forth in Section 3.3(b) of the Company Schedule or as set forth in Section 3.3(a) there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or obligating the Company to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(c) Except as contemplated by this Agreement and except as set forth in Section 3.3(c) of the Company Schedule, there are no registration rights, and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which the Company is a party or by which the Company is bound with respect to any equity security of any class of the Company.

(d) No consent is required from the holder of any Employee Option to effect the provisions of Section 2.13.

3.4 Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of the Company (including the approval by its Board of Directors, subject in all cases to the satisfaction of the terms and conditions of this Agreement, including the conditions set forth in Article VII), and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby pursuant to the DGCL and the terms and conditions of this Agreement, other than the giving of notice to the stockholders of the Company and the adoption of this Agreement and the approval of the Merger by the stockholders of the Company in accordance with the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

3.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company shall not (i) conflict with or violate the Company’s Charter Documents, (ii) subject to obtaining the adoption of this Agreement and the Merger by the stockholders of the Company, conflict with or violate any Legal Requirements, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company pursuant to, any Company Contracts or (iv) result in the triggering, acceleration or increase of any payment to any Person pursuant to any Company Contract, including any “change in control” or similar provision of any Company Contract, except, with respect to clauses (ii), (iii) or (iv), for any such conflicts, violations, breaches, defaults, triggerings, accelerations, increases or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, Governmental Entity, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act or Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which the Company is licensed or qualified to do business, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or, after the Closing, Parent, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

(c) The Company has withdrawn the draft prospectus that it filed with the Israel Securities Authority and the Tel-Aviv Stock Exchange, and has terminated the proposed offering contemplated thereby.

3.6 Compliance.

(a) The Company has complied with and is not in violation of any Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on the Company. The businesses and activities of the Company have not been and are not being conducted in violation of any Legal Requirements except for violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on the Company. The Company is not in default or violation of any term, condition or provision of any applicable Charter Documents. The Company is not in default or violation of any term, condition or provision of any applicable Company Contracts, except for defaults or violations in connection with the Company Contracts which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on the Company. Except as set forth on Section 3.6(a) of the Company Schedule, no written notice of non-compliance with any Legal Requirements has been received by the Company (and the Company has no knowledge of any such notice delivered to any other Person).

(b) Section 3.6(b) of the Company Schedule provides a complete list of all pending and outstanding grants, incentives, qualifications and subsidies (collectively, “Government Grants”) from the Government of the State of Israel or any agency thereof, or from any other Governmental Body, granted to the Company, including Approved Enterprise Status from the Israeli Investment Center of the Israeli Ministry of Industry, Commerce and Labor (the “Investment Center”) and any grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry, Commerce and Labor (the “OCS”). The Company is in material compliance with all of the terms, conditions and requirements of its Government Grants and has duly fulfilled in all material respects all the undertakings relating thereto. The Company has no knowledge of any intention of the Investment Center or the OCS to revoke or materially modify any of the Government Grants or that the Investment Center or the OCS believes that the Company is not in compliance in all material respects with the terms of any Government Grant.

3.7 Financial Statements.

(a) The Company has provided to Parent a correct and complete copy of the audited consolidated financial statements (including any related notes thereto) of the Company for the fiscal years ended December 31, 2004 and December 31, 2003 (the “Audited Financial Statements”). The Audited Financial Statements were prepared in accordance with Israeli GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presents the consolidated financial position of the Company at the respective dates thereof and the results of its operations and cash flows for the periods indicated.

(b) The Company has provided to Parent a correct and complete copy of the unaudited consolidated financial statements (including, in each case, any related notes thereto) of Company for the nine month periods ended September 30, 2005 and 2004 (the “Unaudited Financial Statements”). The Unaudited Financial Statements comply as to form in all material respects, and were prepared in accordance with Israeli GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and fairly present in all material respects the financial position of the Company at the date thereof and the results of its operations and cash flows for the period indicated, except that such statements are subject to normal adjustments that are not expected to have a Material Adverse Effect on the Company.

(c) The books of account, minute books, stock certificate books and stock transfer ledgers and other similar books and records of the Company have been maintained in accordance with good business practice, are accurate, complete and correct in all material respects and there have been no material transactions that are required to be set forth therein and which have not been so set forth.

(d) The accounts and notes receivable of the Company reflected on the balance sheets included in the Audited Financial Statements and the Unaudited Financial Statements (i) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, except as such may be limited by bankruptcy, insolvency, reorganization, or other similar laws affecting creditors’ rights generally, and by general equitable principles, (iii) are not subject to any valid set-off or counterclaim except to the extent set forth in such balance sheet contained therein, (iv) are collectible in the ordinary course of business consistent with past practice in the aggregate recorded amounts thereof, net of any applicable reserve reflected in such balance sheet referenced above, and (v) are not the subject of any actions or proceedings brought by or on behalf of the Company.

3.8 No Undisclosed Liabilities. Except as set forth in Section 3.8 of the Company Schedule, the Company has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the Unaudited Financial Statements which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company, except: (i) liabilities provided for in or otherwise disclosed in the interim balance sheet included in the Unaudited Financial Statements, and (ii) such liabilities arising in the ordinary course of the Company’s business and consistent with past practice since September 30, 2005, none of which would have a Material Adverse Effect on the Company.

3.9 Absence of Certain Changes or Events. Except as set forth in Section 3.9 of the Company Schedule or in the Unaudited Financial Statements, since December 31, 2004, there has not been: (i) any Material Adverse Effect on the Company and no event has occurred or circumstance has arisen that, in combination with any event or circumstance, would or would be expected to result in a Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s capital stock, or any purchase, redemption or other acquisition by the Company of any of the Company’s capital stock or any other securities of the Company or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of the Company’s capital stock, (iv) any granting by the Company of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by the Company of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by the Company of any increase in severance or termination pay or any entry by the Company, except for any such entry in the ordinary course of business consistent with past practice, into any currently effective employment, severance, termination or indemnification agreement, or any entry by the Company into any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby, (v) entry by the Company into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by the Company with respect to any Governmental Entity, (vi) any material change by the Company in its accounting methods, principles or practices, (vii) any change in the auditors of the Company, (vii) any issuance of capital stock of the Company, (viii) any revaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of the Company other than in the ordinary course of business, (ix) any material claims, suits, actions or proceedings commenced or settled by the Company or (x) any material transaction or any other material action taken by the Company outside the ordinary course of business or inconsistent with past practices.

3.10 Litigation. Except as disclosed in Section 3.10 of the Company Schedule, there are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against the Company before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on the Company or have a Material Adverse Effect on the ability of the parties hereto to consummate the Merger.

3.11 Employee Benefit Plans.

(a) Section 3.11 of the Company Schedule lists all Plans. “Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”) and any other plan, policy, program, practice or agreement (whether written or oral) providing compensation or other benefits to any current or former officer, employee or consultant (or to any dependent or beneficiary thereof), of the Company or any ERISA Affiliate, which are now, or within the last five (5) years were, maintained by the Company or any ERISA Affiliate, or with respect to which the Company or any ERISA Affiliate has or may have any liability, including but not limited to any obligation to contribute, including all employee pension, profit-sharing, savings, retirement, incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, life, accident or other insurance, stock purchase, stock option, stock appreciation right, phantom stock, restricted stock or other equity-based compensation plans, and any other plans, policies, programs or practices. “ERISA Affiliate” means any entity (whether or not incorporated) other than the Company that, together with the Company, is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code, of a group of trades or businesses under common control within the meaning of Section 414(c) of the Code, or in the case of any Plan subject to Part 3 of Subtitle B of Title I of ERISA, of an affiliated service group within the meaning of Section 414(m) of the Code.

(b) To the knowledge of the Company, no employee will be subject to tax under Section 409A of the Code with respect to any Plan.

(c) With respect to each Plan, the Company has delivered to Parent or its representatives true and complete copies of (i) the Plan (including all amendments) and summary plan description (including all summaries of material modifications), (ii) all trust documents, insurance contracts or policies, (iii) to the extent applicable, documentation of the nondiscrimination testing for the preceding three years, and (iv) to the extent applicable, the most recent Internal Revenue Service opinion or determination letter.

(d) No Plan is subject to Title IV of ERISA, and no condition exists as a result of which the Company could have any liability under Title IV of ERISA. No Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and no condition exists as a result of which the Company could have any liability under a multiemployer plan.

(e) Each Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable opinion or determination letter from the Internal Revenue Service and, to the knowledge of the Company, nothing has occurred and no circumstances exist that would reasonably be expected to cause the disqualification of such plan. Each Plan is and has been maintained in form and operation in all material respects in compliance with its terms and all applicable laws, including, without limitation, ERISA and the Code. As of and including the date of the Closing, the Company shall have made all contributions required to be made by the Company up to and including the date of the Closing with respect to each Plan.

(f) With respect to each Plan, no “party in interest” or “disqualified person” (as defined in Section 3(14) of ERISA or Section 4975 of the Code, respectively) has at any time engaged in a transaction which could subject the Purchaser, directly or indirectly, to a tax, penalty or liability for prohibited transactions imposed by ERISA or the Code.

(g) Each Plan which is a “welfare plan” within the meaning of Section 3(1) of ERISA and which provides health, disability or death benefits is fully insured.

(h) No Plan provides for the continuation of medical, health or other welfare benefits or coverage for any participant or any dependent or beneficiary of any participant after such participant’s retirement or other termination of employment, except as may be required by COBRA or any other applicable law, and the Company has not agreed or promised to provide any such benefits or coverage.

(i) The Company has not proposed or agreed to any increase in benefits under any Plan (or the creation of new benefits or a new Plan ) or change in employee coverage which would increase the expense of maintaining any such Plan.

(j) The consummation of the transactions contemplated by this Agreement, either alone or in combination with any other event, will not result in any new benefits, an increase in the amount of compensation or benefits or an acceleration of the vesting or timing of payment of any benefits or compensation payable in respect of any employee.

(k) Section 3.11 of the Company Schedule lists all leased employees and independent contractors providing services to the Company. The Company has delivered to Parent true and complete copies of any agreements with or with respect to leased employees and independent contractors.

3.12 Labor Matters.

(a) The Company is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company nor does the Company know of any activities or proceedings of any labor union to organize any such employees.

(b) Each employee and consultant of the Company is terminable “at will” subject to applicable notice periods as set forth by law or in the employment agreement, but in any event not more than ninety (90) days, and there are no agreements or understandings between the Company and any of its employees or consultants that their employment or services will be for any particular period. The Company is not aware that any of its officers or key employees intends to terminate his or her employment with the Company. The Company is in compliance in all material respects and, to the Company’s knowledge, each of its employees and consultants is in compliance in all material respects, with the terms of the respective employment and consulting agreements between the Company and such individuals. There are not, and there have not been, any oral or informal arrangements, commitments or promises between the Company and any employees or consultants of the Company that have not been documented as part of the formal written agreements between any such individuals and the Company that have been made available to Parent.

(c) The Company is in compliance in all material respects with all Legal Requirements applicable to its employees, respecting employment, employment practices, terms and conditions of employment and wages and hours and is not liable for any arrears of wages or penalties with respect thereto. The Company’s obligations to provide statutory severance pay to its employees in Israel are fully funded or accrued on the Unaudited Financial Statements and the Company has no knowledge of any circumstance that could give rise to any valid claim by a current or former employee for compensation on termination of employment (beyond the statutory severance pay to which employees are entitled). All amounts that the Company is legally or contractually required either (x) to deduct from its employees’ salaries or to transfer to such employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from its employees’ salaries and benefits and to pay to any Governmental Entity as required by applicable Legal Requirements have, in each case, been duly deducted, transferred, withheld and paid, and the Company does not have any outstanding obligation to make any such deduction, transfer, withholding or payment. There are no pending, or to the Company’s knowledge, threatened or reasonably anticipated claims or actions against the Company by any employee in connection with such employee’s employment or termination of employment by the Company.

(d) No employee or former employee of the Company or any of its subsidiaries is owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued in the ordinary course of business during the current pay period and any accrued benefits for services, which by their terms or under applicable law, are payable in the future, such as accrued vacation, recreation leave and severance pay).

3.13  Restrictions on Business Activities. Except as disclosed on Section 3.13 of the Company Schedule, to the Company’s knowledge, there is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or its assets or to which the Company is a party which has the effect of prohibiting or materially impairing any acquisition of property by the Company or the conduct of business by Company as currently conducted other than such effects, individually or in the aggregate, which have not had and could not reasonably be expected to have a Material Adverse Effect on the Company.

3.14 Title to Property.

(a) The Company does not presently own and has not in the past owned any real property. There are no options or other contracts under which the Company has a right or obligation to acquire any real property.

(b) All leases of real property held by the Company, and all personal property and other property and assets of the Company owned, used or held for use in connection with the business of the Company (the “Personal Property”) are shown or reflected on the balance sheet included in the Unaudited Financial Statements. The Company owns and has good and marketable title to the Personal Property, and all such Personal Property is in each case held free and clear of all liens and encumbrances, except for liens and encumbrances disclosed in the Audited Financial Statements or in Section 3.14(b) of the Company Schedule, none of which liens or encumbrances has or will have, individually or in the aggregate, a Material Adverse Effect on such property or on the present or contemplated use of such property in the businesses of the Company.

(c) All leases pursuant to which the Company leases from others material real or Personal Property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of the Company or, to the Company’s knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such validity and effectiveness or the existence of such default or event of default could not be expected to have a Material Adverse Effect on the Company.

3.15 Taxes.

(a) Definition of Taxes. For the purposes of this Agreement, “Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, assessments and duties together with all interest, penalties and additions imposed with respect to any such amounts, any obligations under any agreements or arrangements with any other person with respect to any such amounts, any liability of a predecessor entity for any such amounts and any taxes or liability with respect thereto arising under Treasury Regulation Section 1.1502-6 or comparative provision of state, local or foreign law.

(b) Except as set forth in Section 3.15 of the Company Schedule:

(i) The Company has timely filed all federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes (“Returns”) required to be filed by the Company with any Tax authority, except such Returns which are not material to Company. All such Returns are true, correct and complete in all material respects. The Company has paid all Taxes (whether or not shown to be due on such Returns) that have become due and payable on or before the date hereof, except for Taxes which are being contested in good faith and for which adequate reserves have been established in accordance with Israeli GAAP.

(ii) All Taxes that the Company is required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper Tax authorities to the extent due and payable.

(iii) There are no material Tax deficiencies outstanding, assessed or, to the knowledge of the Company, threatened against the Company, nor has the Company executed any waiver of any statute of limitations or extended any period for the assessment or collection of any Tax.

(iv) No audit or other examination of any Return of the Company by any Tax authority is presently pending, nor has the Company been notified of any request for such an audit or other examination.

(v) No adjustment relating to any Returns filed by the Company has been proposed in writing, formally or informally, by any Tax authority to the Company or any representative thereof.

(vi) There are no Tax liens upon the assets of the Company, except liens for current Taxes not yet due and payable.

(vii) The Company is not liable for the Taxes of any Person, is not currently under any contractual obligation to indemnify any Person with respect to Taxes (except for customary agreements to indemnify lenders) and is not a party to or bound by any Tax sharing agreement.

(viii) The Company has not taken any action and does not know of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(ix) The Company has not engaged in any transaction which requires its participation to be disclosed under Treasury Regulation Section 1.6011-4.

3.16 Environmental Matters.

(a) Except as disclosed in Section 3.16 of the Company Schedule and except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect: (i) the Company has, to the knowledge of the Company, complied with all applicable Environmental Laws; (ii) to the knowledge of the Company, the properties currently operated by the Company (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances; (iii) to the knowledge of the Company, the properties formerly operated by the Company were not contaminated with Hazardous Substances during the period of operation by the Company or during any prior period; (iv) to the knowledge of the Company, the Company is not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) the Company has not been associated with any release or threat of release of any Hazardous Substance; (vi) the Company has not received any notice, demand, letter, claim or request for information alleging that the Company may be in violation of or liable under any Environmental Law; and (vii) the Company is not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

(b) As used in this Agreement, the term “Environmental Law” means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

(c) As used in this Agreement, the term “Hazardous Substance” means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

3.17 Brokers; Third Party Expenses. The Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or any transactions contemplated hereby. Except pursuant to Sections 2.5, 2.13 and 2.18, and as disclosed on Section 3.17 of the Company Schedule, no shares of common stock, options, warrants or other securities of either Company or Parent are payable to any third party by Company as a result of this Merger.

3.18 Intellectual Property.

For the purposes of this Agreement the term “Intellectual Property” shall mean any and all intellectual property and proprietary rights, titles and interests, comprised of or with respect to any of the following:

(i) domestic, foreign, international or multinational patents, patent applications (petty, provisional, non-provisional and other), patent disclosures, invention disclosures and other government-issued indicia of invention or industrial design ownership, including but not limited to all continuations, continuations-in-part, continued prosecutions, divisionals, reissues, reexaminations, utility models, certificates of invention and design patents, registrations, renewals, extensions, restorations, supplementary protection certificates, confirmations, substitutions and additions thereof, applications for registrations issuing therefrom or as a result thereof (collectively, the “Patents”);

(ii) domestic, foreign, international or multinational registered and common law trademarks, service marks, trade dress, Internet domain names, logos, trade names and corporate names and other indicia of source or sponsorship of any goods, service or business, and registrations and applications for registration (including renewal of registration) thereof and all goodwill related to the foregoing (collectively, the “Trademarks”);

(iii) domestic, foreign, international or multinational copyrights and rights in works of authorship, including, without limitation, moral rights and rights of attribution and integrity, copyrights in Software and in the content contained on any Web site, and registrations and applications for registration (including renewal of registration) thereof (collectively, the “Copyrights”);

(iv) mask works and registrations and applications for registration (including renewal of registration) thereof;

(v) computer programs (whether in source code or object code form), databases, compilations and data, and all documentation related to any of the foregoing (collectively, the “Software”);

(vi) ideas, concepts, knowledge, information, data, materials, inventions, trade secrets and confidential business information, whether copyrightable or non-copyrightable, patentable or nonpatentable and whether or not reduced to practice, know-how, manufacturing and product processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information (collectively, the “Trade Secrets”);

(vii) copies and tangible embodiments and expressions of the foregoing, and applications and uses thereof; and

(viii) other proprietary rights relating to any of the foregoing (including all rights to enforce and sue for any past, present or future from misappropriation or infringement thereof and to obtain remedies therefor and rights of protection of interest therein under the laws of all jurisdictions).

(a) The Company has the valid right (including the right to sublicense to customers, suppliers or others as needed) to use, by virtue of ownership or pursuant to written license agreements set forth on Section 3.18(a) of the Company Schedule, free and clear of all liens, security interests or other encumbrances, all Intellectual Property necessary for the conduct of the Company’s business and all Intellectual Property used or held for use in connection with the businesses of the Company as currently conducted by the Company, including the Intellectual Property set forth in Section 3.18(b) of the Company Schedule, together with all applications currently pending or in process for any of the foregoing (all of the aforementioned Intellectual Property, collectively, the “Company Intellectual Property”), except for those the failure to own or otherwise have such legal right to use as would not reasonably be expected to have a Material Adverse Effect on the Company. The Company Intellectual Property is valid and enforceable.

(b) Section 3.18(b) of the Company Schedule contains a complete and accurate list of all (a) Patents and registered Intellectual Property owned or used by the Company, (b) pending Patent applications and applications for registrations of other Intellectual Property filed by the Company, (c) material unregistered Intellectual Property owned or used by the Company, and (e) Software owned or used by the Company (except unmodified commercially available off-the-shelf Software applications purchased or licensed for less than $5,000).

(c) No claim has been asserted and is pending or, to the knowledge of the Company, has been threatened by any Person challenging or questioning the use of any Company Intellectual Property or the validity, scope, enforceability, registerability, effectiveness or ownership of any Company Intellectual Property, in whole or in part, and there are no grounds for the same.

(d) No claim has been asserted and is pending or, to the knowledge of the Company, has been threatened, to the effect that the conduct of the Company’s business or practice or exercise of any of the Company Intellectual Property, infringes or misappropriates the Intellectual Property or other rights of any Person, nor are there any valid grounds for any bona fide claim of any such kind.

(e) The Company has not brought or threatened a claim against any Person (i) alleging infringement or misappropriation of any Company Intellectual Property, or (ii) challenging any Person’s ownership or use of, or the validity, scope, enforceability or registerability of, any Intellectual Property relevant to the Company or any of its businesses or assets, and to the best of the Company’s knowledge, no third party has infringed or misappropriated any of the Company Intellectual Property and the Company is not aware of any facts that indicate a likelihood of the same.

(f) The Company Intellectual Property has not been assigned, transferred, licensed, made subject to any option right, right of first offer, negotiation or refusal or any other contingent or non-contingent third party right or interest, or otherwise disposed of in any manner, in whole or in part, that limits or restricts the Company’s right or ability to exploit the Company Intellectual Property.

(g) Except to the extent that it would not be expected to have a Material Adverse Effect on the Company, the Company and the owners of any Company Intellectual Property licensed to the Company have taken all commercially reasonable actions to maintain and protect the Company Intellectual Property. All personnel of the Company, including employees, agents, consultants and contractors who have contributed to or participated in the conception and development of the Company Intellectual Property, either (i) have been a party to a “work-for-hire” arrangement or agreement with the Company in accordance with applicable law that has accorded the Company full, effective, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company effective and exclusive ownership of all tangible and intangible property thereby arising.

(h) All registered, granted or issued Patents, Trademarks, Copyrights and Software held by the Company are valid and enforceable in accordance with applicable laws, rules and regulations and, to the knowledge of the Company, there is no reason to believe that any of the claims of any Patent applications encompassed by the Company Intellectual Property will fail to issue or be materially limited or restricted beyond the currently pending claims.

(i) No loss or expiration of any of the Company Intellectual Property is threatened, pending or reasonably foreseeable, except for Patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company, including, without limitation, a failure by the Company to pay any required maintenance fees) and the Company has not received any notice, communication or information of any such loss or expiration on or of the threat thereof.

(j) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will cause the diminution, termination or forfeiture of any Company Intellectual Property or of any right, title or interest in or to the Company Intellectual Property.

(k) Except as set forth in Section 3.18(k) of the Company Schedule, the Company does not owe any royalties or other payments to third parties in respect of any Company Intellectual Property. All royalties or other payments set forth in Section 3.18(k) of the Company Schedule that have accrued prior to the date of this Agreement been paid in full.

(l) The Software is free from significant defects or programming errors and conforms in all material respects to the written documentation and specifications therefor. The Company has used commercially reasonable efforts to regularly scan the Software and the Company Intellectual Property with virus detection software. The Software and other Company Intellectual Property contain no “viruses.” For the purposes of this Agreement, “virus” means any computer code intentionally designed to disrupt, disable or harm in any manner the operation of any software or hardware. None of the foregoing contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which causes the software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command by any Person.

(m) Section 3.18(m) of the Company Schedule lists open source materials that the Company has used in any way and describes the manner in which such open source materials have been used, including, without limitation, whether and how the open source materials have been modified and/or distributed by the Company. Except as set forth on Section 3.18(m) of the Company Schedule, the Company has not (i) incorporated open source materials into, or combined open source materials with, Software developed or distributed by the Company; (ii) distributed open source materials in conjunction with any other Software developed or distributed by the Company; or (iii) used open source materials governed by any agreement or arrangement that creates, or purports to create, obligations for the Company with respect to Software developed or distributed by the Company or that grants, or purports to grant, to any third party, any rights to or immunities under Intellectual Property (including, but not limited to, any use of any open source materials pursuant to any agreement or arrangement that requires, as a condition of use, modification and/or distribution of such open source materials that other Software incorporating or incorporated or into, derived from or used or distributed with such open source materials be (x) disclosed or distributed in source code form, (y) licensed for the purpose of making derivative works, or (z) redistributable at no charge).

(n) The Company is not aware of any Company Intellectual Property owned or used by any competitor or third party which could be expected to supersede or make obsolete any product or process of the Company or to limit its business as currently conducted or as currently proposed to be conducted.

(o) The Company has made a full, complete and accurate disclosure to Parent in all material respects of all information and material currently in its possession or control regarding the ownership, permitted use, validity, scope, enforceability and encumbrance of the Company Intellectual Property, including any conditions or restrictions respecting the use, transferability or change of control with respect thereto.

(p) Except as set forth on Section 3.18(p) of the Company Schedule, no warranty claim has been asserted and is pending or, to the knowledge of the Company, has been threatened by any Person. For the purposes of this Section 3.18(p) “warranty claim” means any claim by a Person pursuant to a contractual warranty given by the Company in favor of such Person on the sale, lease, license or other transfer of the Company’s physical equipment (including but not limited to computing and computer-directed devices).

3.19 Agreements, Contracts and Commitments.

(a) Section 3.19 of the Company Schedule sets forth a complete and accurate list of all Material Company Contracts (as hereinafter defined), specifying the parties thereto. For purposes of this Agreement, (i) the term “Company Contracts” shall mean all contracts, agreements, leases, mortgages, indentures, notes, bonds, licenses, permits, franchises, purchase orders, sales orders, and other understandings, commitments and obligations of any kind, whether written or oral, to which the Company is a party or by or to which any of the properties or assets of Company may be bound, subject or affected (including without limitation notes or other instruments payable to the Company) and (ii) the term “Material Company Contracts” shall mean (x) each Company Contract (I) providing for payments (present or future) to the Company in excess of $100,000 in the aggregate or (II) under which or in respect of which the Company presently has any liability or obligation of any nature whatsoever (absolute, contingent or otherwise) in excess of $100,000, (y) each Company Contract that otherwise is or may be material to the businesses, operations, assets, condition (financial or otherwise) or prospects of the Company (provided, however, that non-disclosure agreements, employee stock option grants and agreements, employee stock option exercise agreements and employee agreements of former employees shall not be considered Material Company Contracts), and (z) without limitation of subclause (x) or subclause (y), each of the following Company Contracts:

(i) any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money by or from the Company, or any officer, director or 5% or more stockholder (each an “Insider”) of the Company;

(ii) any guaranty, direct or indirect, by the Company or any Insider of the Company of any obligation for borrowings, or otherwise, excluding endorsements made for collection in the ordinary course of business;

(iii) any Company Contract of employment;

(iv) any Company Contract made other than in the ordinary course of business or (x) providing for the grant of any preferential rights to purchase or lease any asset of the Company or (y) providing for any right (exclusive or non-exclusive) to sell or distribute, or otherwise relating to the sale or distribution of, any product or service of the Company;

(v) any obligation to register any shares of the capital stock or other securities of the Company with any Governmental Entity;

(vi) any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(vii) any collective bargaining agreement with any labor union;

(viii) any lease or similar arrangement for the use by the Company of personal property;

(ix) any Company Contract restricting the rights of the Company to conduct business in any jurisdiction;

(x) any Company Contract granting or purporting to grant any interest (including, without limitation, a leasehold interest) in real property; and

(xi) any Company Contract to which any Insider of the Company is a party.

(b) Each Company Contract was entered into at arms’ length and in the ordinary course, is in full force and effect and is valid and binding upon and enforceable against each of the parties thereto. True, correct and complete copies of all Material Company Contracts (or written summaries in the case of oral Material Company Contracts) have been heretofore delivered to Parent or Parent’s counsel.

(c) Except as set forth in Section 3.19 of the Company Schedule, neither the Company nor, to the best of Company’s knowledge, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Company Contract, and no party to any Company Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are likely to have a Material Adverse Effect on the Company. Each agreement, contract or commitment to which the Company is a party or by which it is bound that has not expired by its terms is in full force and effect.

3.20 Insurance. Section 3.20 of the Company Schedule contains a list of all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “Insurance Policies”) of the Company and each such policy is in full force and effect. No written notice of cancellation or termination has been received by the Company with respect to the Insurance Policies. Except as disclosed in Section 3.20 of the Company Schedule, to the Company’s knowledge, there are no pending claims against such insurance by the Company as to which the insurers have denied coverage or otherwise reserved rights. The Company believes the Insurance Policies are adequate in amount and scope for the business in which it is engaged.

3.21 Governmental Actions/Filings. Except as set forth in Section 3.21 of the Company Schedule, the Company has been granted and holds, and has made, all Governmental Actions/Filings necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted and as presently proposed to be conducted or used or held for use by the Company, and true, complete and correct copies of which have heretofore been delivered to Parent. Each such Governmental Action/Filing is in full force and effect and, except as set forth in Section 3.21 of the Company Schedule, will not expire prior to December 31, 2006, and the Company is in compliance with all of its obligations with respect thereto. No event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon the Company. Except as set forth in Section 3.21 of the Company Schedule, no Governmental Action/Filing is necessary to be obtained, secured or made by the Company to enable it to continue to conduct its businesses and operations and use its properties after the Closing in a manner which is consistent with current practice.

For purposes of this Agreement, the term “Governmental Action/Filing” shall mean any franchise, license, certificate of compliance, authorization, consent, order, permit, approval, consent or other action of, or any filing, registration or qualification with, any federal, state, municipal, foreign or other governmental, administrative or judicial body, agency or authority.

3.22 Interested Party Transactions. Except as set forth in the Section 3.22 of the Company Schedule, no employee, officer, director or stockholder of the Company or a member of his or her immediate family is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other employee benefits made generally available to all employees. Except as set forth in Section 3.22 of the Company Schedule, to the Company’s knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom the Company is affiliated or with whom the Company has a contractual relationship, or in any Person that competes with the Company, except that each employee, stockholder, officer or director of Company and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with Company. Except as set forth in Section 3.22 of the Company Schedule, to the knowledge of the Company, no officer, director or 5% stockholder or any member of their immediate families is, directly or indirectly, interested in any Material Company Contract (other than such contracts as relate to any such Person’s ownership of capital stock or other securities of the Company or such Person’s employment with the Company).

3.23 Certain Business Practices. The Company has not: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other unlawful payment.

3.24 Stockholder Approval. The Stockholders of the Company listed on Section 3.24 of the Company Schedule have executed a stockholder consent adopting and approving the Merger and such stockholders hold the requisite amount of shares of Company Common Stock and Company Preferred Stock, voting together as a single class, necessary for the adoption of this Agreement and the approval of the Merger by the stockholders of the Company in accordance with the DGCL.

3.25 Representations and Warranties Complete. The representations and warranties of the Company included in this Agreement and any list, statement, document or information set forth in, or attached to, any Schedule provided pursuant to this Agreement or delivered hereunder, are accurate, true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made.

3.26 Survival of Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall survive until the end of the Holdback Period.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to the exceptions set forth in schedules of Parent delivered by Parent to the Company concurrently herewith (the “Parent Schedule”), Parent hereby represents and warrants to, and covenants with, the Company, as follows:

4.1 Organization and Qualification.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Parent to be conducted. Parent is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by Parent to be conducted, except where the failure to have such Approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Complete and correct copies of the Charter Documents of Parent, as amended and currently in effect, have been heretofore delivered to the Company. Parent is not in violation of any of the provisions of Parent’s Charter Documents.

(b) Parent is duly qualified or licensed to do business as a foreign corporation and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

4.2 Subsidiaries. Except for Merger Sub, which is a wholly-owned subsidiary of Parent, Parent has no subsidiaries and does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or has any agreement or commitment to purchase any such interest, and Parent has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

4.3 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 30,000,000 shares of common stock, par value $0.0001 per share (“Parent Common Stock”) and 1,000,000 shares of preferred stock, par value $0.0001 per share (“Parent Preferred Stock”), of which 7,818,000 shares of Parent Common Stock and no shares of Parent Preferred Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable. Except as set forth on Section 4.3(a) of the Parent Schedule, (i) no shares of Parent Common Stock or Parent Preferred Stock are reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock or Parent Preferred Stock granted to employees of Company or other parties (“Parent Stock Options”) and there are no outstanding Parent Stock Options; (ii) no shares of Parent Common Stock or Parent Preferred Stock are reserved for issuance upon the exercise of outstanding warrants to purchase Parent Common Stock or Parent Preferred Stock (“Parent Warrants”) and there are no outstanding Parent Warrants; and (iii) no shares of Parent Common Stock or Parent Preferred Stock are reserved for issuance upon the conversion of the Parent Preferred Stock or any outstanding convertible notes, debentures or securities (“Parent Convertible Securities”). All shares of Parent Common Stock and Parent Preferred Stock as set forth on Section 4.3(a) of the Parent Schedule, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. All outstanding shares of Parent Common Stock and all outstanding Parent Warrants have been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable laws and regulations, and (y) all requirements set forth in any applicable Parent Contracts. Parent has heretofore delivered to the Company true, complete and accurate copies of the Parent Warrants, including any and all documents and agreements relating thereto.

(b) The shares of Parent Common Stock to be issued by Parent in connection with the Merger, upon issuance in accordance with the terms of this Agreement, will be duly authorized and validly issued and such shares of Parent Common Stock will be fully paid and nonassessable.

(c) Except as set forth in Section 4.3(c) of the Parent Schedule or as contemplated by this Agreement or the Parent SEC Reports, there are no registrations rights, and there is no voting trust, proxy, rights plan, antitakeover plan or other agreements or understandings to which Parent is a party or by which Parent is bound with respect to any equity security of any class of Parent.

4.4 Authority Relative to this Agreement. Parent has full corporate power and authority to: (i) execute, deliver and perform this Agreement, and each ancillary document which Parent has executed or delivered or is to execute or deliver pursuant to this Agreement, and (ii) carry out Parent’s obligations hereunder and thereunder and, to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and the consummation by Parent of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of Parent (including the approval by its Board of Directors), and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the Parent Stockholder Approval. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent do not, and the performance of this Agreement by Parent shall not: (i) conflict with or violate Parent’s Charter Documents, (ii) conflict with or violate any Legal Requirements, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent pursuant to, any Parent Contracts, except, with respect to clauses (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on Parent.

(b) The execution and delivery of this Agreement by Parent do not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Company is qualified to do business, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

4.6 Compliance. Parent has complied with, is not in violation of, any Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on Parent. The business and activities of Parent have not been and are not being conducted in violation of any Legal Requirements. Parent is not in default or violation of any term, condition or provision of its Charter Documents. No written notice of non-compliance with any Legal Requirements has been received by Parent.

4.7 SEC Filings; Financial Statements.

(a) Parent has made available to the Company and the stockholders a correct and complete copy of each report, registration statement and definitive proxy statement filed by Parent with the SEC (the “Parent SEC Reports”), which are all the forms, reports and documents required to be filed by Parent with the SEC prior to the date of this Agreement. As of their respective dates the Parent SEC Reports: (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, Parent makes no representation or warranty whatsoever concerning the Parent SEC Reports as of any time other than the time they were filed.

(b) Each set of financial statements (including, in each case, any related notes thereto) contained in Parent SEC Reports, including each Parent SEC Report filed after the date hereof until the Closing, complied or will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-QSB of the Exchange Act) and each fairly presents or will fairly present in all material respects the financial position of Parent at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were, are or will be subject to normal adjustments which were not or are not expected to have a Material Adverse Effect on Parent taken as a whole.

4.8 No Undisclosed Liabilities. Parent has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the financial statements included in Parent SEC Reports which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent, except (i) liabilities provided for in or otherwise disclosed in Parent SEC Reports filed prior to the date hereof, (ii) liabilities incurred since September 30, 2005 in the ordinary course of business, none of which would have a Material Adverse Effect on Parent.

4.9 Absence of Certain Changes or Events. Except as set forth in Parent SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since September 30, 2005, there has not been: (i) any Material Adverse Effect on Parent, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of Parent’s capital stock, (iv) any granting by Parent of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Parent of any bonus, or any granting by Parent of any increase in severance or termination pay or any entry by Parent into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Parent of the nature contemplated hereby, (v) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (vi) any change in the auditors of Parent, (vii) any issuance of capital stock of Parent, (viii) any revaluation by Parent of any of its assets, (ix) any material claims, suits, actions or proceedings commenced or settled by Parent or (x) any material transaction or any other material action taken by Parent outside the ordinary course of business or inconsistent with past practices.

4.10 Litigation. There are no claims, suits, actions or proceedings pending or to Parent’s knowledge, threatened against Parent, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on Parent or have a Material Adverse Effect on the ability of the parties hereto to consummate the Merger.

4.11 Employee Benefit Plans. Parent does not maintain, and has no liability under, any Plan, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or employee of Parent, or (ii) result in the acceleration of the time of payment or vesting of any such benefits.

4.12 Restrictions on Business Activities. Except as set forth in the Charter Documents of Parent, there is no agreement, commitment, judgment, injunction, order or decree binding upon Parent or to which Parent is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of property by Parent or the conduct of business by Parent as currently conducted other than such effects, individually or in the aggregate, which have not had and could not reasonably be expected to have, a Material Adverse Effect on Parent.

4.13 Title to Property. Parent does not own or lease any real property or Personal Property. Except as set forth in Section 4.13 of the Parent Schedule, there are no options or other contracts under which Parent has a right or obligation to acquire or lease any interest in Real Property or Personal Property.

4.14 Taxes. Except as set forth in Section 4.14 of the Parent Schedule:

(a) Parent has timely filed all Returns required to be filed by Parent with any Tax authority, except such Returns which are not material to Parent. All such Returns are true, correct and complete in all material respects. Parent has paid all Taxes (whether or not shown to be due on such Returns) that have become due and payable on or before the date hereof except for Taxes which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b) All Taxes that Parent is required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper Tax authorities to the extent due and payable.

(c) There are no material Tax deficiencies outstanding, assessed or, to the knowledge of Parent, threatened against Parent, nor has Parent executed any waiver of any statute of limitations or extended any period for the assessment or collection of any Tax.

(d) No audit or other examination of any Return of Parent by any Tax authority is presently pending, nor has Parent been notified of any request for such an audit or other examination.

(e) There are no Tax liens upon the assets of Parent, except liens for current Taxes not yet due and payable.

(f) No adjustment relating to any Returns filed by Parent has been proposed in writing, formally or informally, by any Tax authority to Parent or any representative thereof.

(g) Parent is not liable for the Taxes of any Person, is not currently under any contractual obligation to indemnify any Person with respect to Taxes (except for customary agreements to indemnify lenders) and is not a party to or bound by any Tax sharing agreement.

(h) Parent has not taken any action and does not know of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(i)  Parent has not engaged in any transaction which requires its participation to be disclosed under Treasury Regulation Section 1.6011-4.

4.15 Brokers. Except as set forth on Section 4.15 of the Parent Schedule, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agent’s commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

4.16 Intellectual Property. Parent does not own, license or otherwise have any right, title or interest in any Intellectual Property.

4.17 Agreements, Contracts and Commitments.

(a) Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, there are no contracts, agreements, leases, mortgages, indentures, notes, bonds, liens, license, permit, franchise, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which Parent is a party or by or to which any of the properties or assets of Parent may be bound, subject or affected, which either (a) creates or imposes a liability greater than $100,000, or (b) may not be cancelled by Parent on thirty (30) Business Days’ or less prior notice (“Parent Contracts”). All Parent Contracts are set forth on Section 4.17 of the Parent Schedule other than those that are exhibits to the Parent SEC Reports.

(b) Each Parent Contract was entered into at arms’ length and in the ordinary course, is in full force and effect and is valid and binding upon and enforceable against each of the parties thereto. True, correct and complete copies of all Parent Contracts (or written summaries in the case of oral Parent Contracts) and of all outstanding offers or proposals of Parent have been heretofore delivered to the Company.

(c) Neither Parent nor, to the knowledge of Parent, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Parent Contract, and no party to any Parent Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on Parent. Each agreement, contract or commitment to which Parent is a party or by which it is bound that has not expired by its terms is in full force and effect, except where such failure to be in full force and effect is not reasonably likely to have a Material Adverse Effect on Parent.

4.18 Insurance. Except for directors’ and officers’ liability insurance, Parent does not maintain any Insurance Policies.

4.19 Interested Party Transactions. Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, no employee, officer, director or stockholder of Parent or a member of his or her immediate family is indebted to Parent nor is Parent indebted (or committed to make loans or extend or guarantee credit) to any of them, other than reimbursement for reasonable expenses incurred on behalf of Parent. To Parent’s knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom Parent is affiliated or with whom Parent has a material contractual relationship, or any Person that competes with Parent, except that each employee, stockholder, officer or director of Parent and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with Parent. To Parent’s knowledge, no officer, director or stockholder or any member of their immediate families is, directly or indirectly, interested in any material contract with Parent (other than such contracts as relate to any such individual ownership of capital stock or other securities of Parent).

4.20 Indebtedness. Parent has no indebtedness for borrowed money.

4.21 Over-the-Counter Bulletin Board Quotation. Parent Common Stock is quoted on the Over-the-Counter Bulletin Board (“OTC BB”). There is no action or proceeding pending or, to Parent’s knowledge, threatened against Parent by NASD, Inc. (“NASD”) with respect to any intention by the NASD to prohibit or terminate the quotation of Parent Common Stock on the OTC BB.

4.22 Board Approval. The Board of Directors of Parent (including any required committee or subgroup of the Board of Directors of Parent) has, as of the date of this Agreement, unanimously (i) declared the advisability of the Merger and approved this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is in the best interests of the stockholders of Parent, and (iii) determined that the fair market value of the Company is equal to at least 80% of Parent’s net assets.

4.23 Trust Fund. As of the date hereof and at the Closing Date, Parent has and will have no less than $32,955,360 including interest before the application of applicable taxes invested in United States Government securities in a trust account with JP Morgan Chase NY Bank, administered by Continental Stock Transfer & Trust Company (the “Trust Fund”), less such amounts, if any, as Parent is required to pay to stockholders who elect to have their shares converted to cash in accordance with the provisions of Parent’s Charter Documents.

4.24 Governmental Filings. Except as set forth in Section 4.24 of the Parent Schedule, Parent has been granted and holds, and has made, all Governmental Actions/Filings necessary to the conduct by Parent of its business (as presently conducted) or used or held for use by Parent, and true, complete and correct copies of which have heretofore been delivered to the Company. Each such Governmental Action/Filing is in full force and effect and, except as disclosed in Section 4.24 of the Parent Schedule, will not expire prior to December 31, 2006, and Parent is in compliance with all of its obligations with respect thereto. No event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon Parent.

4.25 Representations and Warranties Complete. The representations and warranties of Parent included in this Agreement and any list, statement, document or information set forth in, or attached to, any Schedule provided pursuant to this Agreement or delivered hereunder, are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made.

4.26 Survival of Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall survive until the Closing.

ARTICLE V

CONDUCT PRIOR TO THE EFFECTIVE TIME

5.1 Conduct of Business by Company and Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each of the Company, Parent and Merger Sub shall, except to the extent that the other party shall otherwise consent in writing, carry on its business in the usual, regular and ordinary course consistent with past practices, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations (except where noncompliance would not have a Material Adverse Effect), pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve substantially intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings. As used in this Article V, the term “Company” includes the Subsidiaries unless the context clearly indicates otherwise. In addition, except as required or permitted by the terms of this Agreement or set forth on Schedule 5.1, without the prior written consent of the other party, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each of the Company, Parent and Merger Sub shall not do any of the following:

(a) Other than as expressly contemplated by this Agreement, including, without limitation, pursuant to the terms of the Employment Agreements, attached hereto as Exhibits B and C (the “Employment Agreements”) waive any stock repurchase rights, accelerate, amend or (except as specifically provided for herein) change the period of exercisability of options, warrants or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

(b) Other than as expressly contemplated by this Agreement, including, without limitation, pursuant to the terms of the Employment Agreements, grant any severance or termination pay to any officer or key employee except pursuant to applicable law, written agreements outstanding, or policies existing on the date hereof and as previously or concurrently disclosed in writing or made available to the other party, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(c) Transfer or license to any person or otherwise extend, amend or modify any material rights to any Intellectual Property of the Company, or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business consistent with past practices;

(d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital;

(e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company and Parent, as applicable, other than repurchases of unvested shares at cost in connection with the termination of the relationship with any employee or consultant pursuant to stock option or purchase agreements in effect on the date hereof;

(f) Issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible or exchangeable securities other than in connection with the exercise, exchange or conversion of any securities of the Company outstanding on the date hereof;

(g) Amend its Charter Documents;

(h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Parent or the Company as applicable, or, without concurrently advising Parent, enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services;

(i) Sell, lease, license, encumber or otherwise dispose of any properties or assets, except (A) sales of services and licenses of Intellectual Property in the ordinary course of business consistent with past practice, (B) sales of inventory in the ordinary course of business consistent with past practice, (C) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of such party, and (D) extend any leases of real property or personal property outstanding as of the date hereof;

(j) Other than as set forth in Schedule 5.1(j), incur any indebtedness for borrowed money in excess of $150,000 in the aggregate or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent or the Company, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(k) Other than as expressly contemplated by the Employment Agreements, adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except in the ordinary course of business consistent with past practice, except as provided in Section 5.1(k) of the Company Schedule or in Section 7.3(g) hereof;

(l) Pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities recognized or disclosed in the Unaudited Financial Statements or in the most recent financial statements included in the Parent SEC Reports filed prior to the date of this Agreement, as applicable, or incurred since the date of such financial statements, or disclosed in the Company Schedule, or that would be eliminated in the consolidation process in the preparation of such financial statements, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality agreement to which the Company is a party or of which the Company is a beneficiary or to which Parent is a party or of which Parent is a beneficiary, as applicable;

(m) Except in the ordinary course of business consistent with past practices, enter into, modify, amend or terminate any Company Contract, as applicable, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(n) Except as required by Israeli GAAP or by the conversion of the Company’s financial statements to GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

(o) Except in the ordinary course of business consistent with past practices, incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $25,000 in any 12 month period;

(p) Engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code;

(q) Make or rescind any Tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable law, materially change any method of accounting for Tax purposes or prepare or file any Return in a manner inconsistent with past practice;

(r) Form, establish or acquire any subsidiary except as contemplated by this Agreement;

(s) Permit any Person to exercise any of its discretionary rights under any Plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

(t) Make capital expenditures except in accordance with prudent business and operational practices consistent with prior practice;

(u) Take or omit to take any action which would be reasonably anticipated to have a Material Adverse Effect;

(v) Enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders or other affiliates, other than (A) the payment of salaries for services rendered, (B) the reimbursement of reasonable expenses incurred on behalf of the Company or Parent (as applicable), or (C) the providing of other employee benefits made generally available to all employees; or

(w) Agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 5.1 (a) through (w) above.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Registration Statement and Prospectus/Proxy Statement; Special Meeting.

(a) As soon as is reasonably practicable after receipt by Parent from the Company of all financial and other information relating to the Company as Parent may reasonably request for its preparation, Parent shall prepare and file with the SEC under the Exchange Act, and with all other applicable regulatory bodies, a Registration Statement on Form S-4 with respect to shares of Parent Common Stock to be issued in the Merger (the “Registration Statement”), which shall include proxy materials for the purpose of soliciting proxies from holders of Parent Common Stock to vote in favor of (i) the adoption of this Agreement and the approval of the Merger (“Parent Stockholder Approval”), (ii) the change of the name of Parent to a name mutually acceptable to Parent and the Company (the “Name Change Amendment”), (iii) an increase in the number of authorized shares of Parent Common Stock to 55,000,000 (the “Capitalization Amendment”), (iv) an amendment to remove sections A through E, inclusive of Article VI from Parent’s Certificate of Incorporation from and after the Closing and to redesignate Article VII as Article VI and Article VIII as Article VII, respectively, (v) the approval and adoption of the issuance of options to purchase shares of Company Common Stock to Gideon Barak and Amit Haller pursuant to each of the Employment Agreements, and (vi) the election as directors of Parent those persons listed in Schedule 6.1 and two more persons as chosen pursuant to Section 6.2 at a meeting of holders of Parent Common Stock to be called and held for such purpose (the “Special Meeting”). Such proxy materials shall be in the form of a prospectus/proxy statement to be used for the purpose of soliciting such proxies from holders of Parent Common Stock and also for the purpose of issuing the Parent Common Stock to holders of Company Common Stock in connection with the Merger (the “Prospectus/Proxy Statement”). The Company shall furnish to Parent all information concerning the Company as Parent may reasonably request in connection with the preparation of the Registration Statement. The Company and its counsel shall be given an opportunity to review and comment on the Registration Statement prior to its filing with the SEC. Parent, with the assistance of the Company, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use reasonable best efforts to cause the Registration Statement to be declared effective as promptly as practicable. Parent shall also take any and all such actions to satisfy the requirements of the Securities Act, including Rule 145 thereunder, and the Exchange Act. Prior to the Closing Date, Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to the Merger to be registered or qualified under all applicable Blue Sky Laws of each of the states and territories of the United States in which it is believed, based on information furnished by the Company, holders of the Company Common Stock reside and to take any other such actions which may be necessary to enable the Parent Common Stock to be issued pursuant to the Merger in each such jurisdiction.

(b) As soon as practicable following the declaration of effectiveness of the Registration Statement, Parent shall distribute the Prospectus/Proxy Statement to the holders of Parent Common Stock and, pursuant thereto, shall call the Special Meeting in accordance with the DGCL and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the Merger and the other matters presented to the stockholders of Parent for approval or adoption at the Special Meeting.

(c) Parent shall comply with all applicable provisions of and rules under the Exchange Act and all applicable provisions of the DGCL in the preparation, filing and distribution of the Registration Statement, the solicitation of proxies thereunder, and the calling and holding of the Special Meeting. Without limiting the foregoing, the Company shall ensure that the Prospectus/Proxy Statement does not, as of the date on which it is distributed to the holders of Parent Common Stock, and as of the date of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished by the Company for inclusion in the Prospectus/Proxy Statement). The Company represents and warrants that the information relating to the Company supplied by the Company for inclusion in the Registration Statement will not as of the effective date of the Registration Statement (or any amendment or supplement thereto) or at the time of the Special Meeting contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading.

(d) Parent, acting through its board of directors, shall include in the Prospectus/Proxy Statement the recommendation of its board of directors that the holders of Parent Common Stock vote in favor of the adoption of this Agreement and the approval of the Merger, and shall otherwise use reasonable best efforts to obtain the Parent Stockholder Approval.

6.2 Directors and Officers of Parent and the Company After Merger. Parent, subject to the reasonable approval of the Company, shall select two persons who qualify as “independent directors” as such term is defined by Nasdaq Stock Market Rules to each stand for election as a director of Parent.

6.3 Other Actions.

(a) At least five (5) Business Days prior to Closing, Parent shall prepare a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Merger in any report or form to be filed with the SEC (“Merger Form 8-K”), which shall be in a form reasonably acceptable to the Company and in a format acceptable for EDGAR filing. Prior to Closing, Parent and the Company shall prepare the press release announcing the consummation of the Merger hereunder (“Press Release”). Simultaneously with the Closing, Parent shall file the Merger Form 8-K with the SEC and distribute the Press Release.

(b) The Company and Parent shall further cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable laws to consummate the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as soon as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party (including the respective independent accountants of the Company and Parent) and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated hereby. Subject to applicable laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine, self-audit privilege or other similar privilege, each of the Company and Parent shall have the right to review and comment on in advance, and to the extent practicable each will consult the other on, all the information relating to such party, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby. In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

6.4 Required Information. In connection with the preparation of the Merger Form 8-K and Press Release, and for such other reasonable purposes, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning themselves, their respective directors, officers and stockholders (including the directors of Parent and the Company to be elected effective as of the Closing pursuant to Section 6.2 hereof) and such other matters as may be reasonably necessary or advisable in connection with the Merger, or any other statement, filing, notice or application made by or on behalf of the Company and Parent to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby. Each party warrants and represents to the other party that all such information shall be true and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

6.5 Confidentiality; Access to Information.

(a) Confidentiality. Any confidentiality agreement previously executed by the parties shall be superseded in its entirety by the provisions of this Agreement. Each party agrees to maintain in confidence any non-public information received from the other party, and to use such non-public information only for purposes of consummating the transactions contemplated by this Agreement. Such confidentiality obligations will not apply to (i) information which was known to the one party or their respective agents prior to receipt from the other party; (ii) information which is or becomes generally known; (iii) information acquired by a party or their respective agents from a third party who was not bound to an obligation of confidentiality; and (iv) such disclosure as may be required by law. In the event this Agreement is terminated as provided in Article IX hereof, each party (i) will return or cause to be returned to the other all documents and other material obtained from the other in connection with the Merger contemplated hereby, and (ii) will use its reasonable best efforts to delete from its computer systems all documents and other material obtained from the other in connection with the Merger contemplated hereby.

(b) Access to Information.

(i) Company will afford Parent and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company during the period prior to the Closing to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of the Company, as Parent may reasonably request. No information or knowledge obtained by Parent in any investigation pursuant to this Section 6.5 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

(ii) Parent will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business and personnel of Parent, as the Company may reasonably request. No information or knowledge obtained by the Company in any investigation pursuant to this Section 6.5 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

6.6 Public Disclosure. From the date of this Agreement until Closing or termination, the parties shall cooperate in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the transactions governed by it, and no party shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the transaction without the prior consent of Parent (in the case of the Company) or the Company (in the case of Parent), except as required by any legal requirement or by the rules and regulations of, or pursuant to any agreement of a stock exchange or trading system. Each party will not unreasonably withhold approval from the others with respect to any press release or public announcement. If any party determines with the advice of counsel that it is required to make this Agreement and the terms of the transaction public or otherwise issue a press release or make public disclosure with respect thereto, it shall, at a reasonable time before making any public disclosure, consult with the other party regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transaction as may be reasonably requested by the other party and disclose only such information as is legally compelled to be disclosed. This provision will not apply to communications by any party to its counsel, accountants and other professional advisors. Notwithstanding the foregoing, the parties hereto agree that Parent will prepare and file a current report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement in the form previously approved by the Company.

6.7 Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) to cause the conditions precedent set forth in Article VII to be satisfied, (ii) obtain all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and to make all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and to take all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) to obtain all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement, (iv) to defend any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including to seek to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) to execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Parent and its board of directors and the Company and its board of directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use its commercially reasonable efforts to enable the Merger and the other transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement.

6.8 Treatment as a Reorganization. Notwithstanding any other provision herein, neither Parent nor the Company nor stockholders shall take any action prior to or following the Merger that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

6.9 No Securities Transactions. Neither the Company nor any of its affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement of the transactions contemplated by this Agreement. The Company shall use its reasonable best efforts to require each of its officers, directors, employees, agents and representatives to comply with the foregoing requirement.

6.10 Disclosure of Certain Matters. Each of Parent and the Company will provide the other with prompt written notice of any event, development or condition that (a) would cause any of such party’s representations and warranties to become untrue or misleading or which may affect its ability to consummate the transactions contemplated by this Agreement, (b) had it existed or been known on the date hereof would have been required to be disclosed under this Agreement, (c) gives such party any reason to believe that any of the conditions set forth in Article VII will not be satisfied, (d) is of a nature that is or may be materially adverse to the operations, prospects or condition (financial or otherwise) of the Company, or (e) would require any amendment or supplement to the Prospectus/Proxy Statement. The parties shall have the obligation to supplement or amend the Company Schedule and Parent Schedule (the “Disclosure Schedule”) being delivered concurrently with the execution of this Agreement and annexed hereto with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule. The obligations of the parties to amend or supplement the Disclosure Schedule being delivered herewith shall terminate on the Closing Date. Notwithstanding any such amendment or supplementation, for purposes of Sections 7.2(a), 7.3(a), 8.1(a)(i), 9.1(d) and 9.1(e), the representations and warranties of the parties shall be made with reference to the Disclosure Schedule as they exist at the time of execution of this Agreement, subject to such anticipated changes as are set forth in Schedule 5.1 or otherwise expressly contemplated by this Agreement or which are set forth in the Disclosure Schedule as they exist on the date of this Agreement.

6.11 Listing. Parent and the Company shall use their reasonable best efforts to obtain the listing for trading on Nasdaq National Market or the Nasdaq Capital Market of the Parent Common Stock. If such listing is not obtained by the Closing, the parties shall continue to use their best efforts after the Closing to obtain such listing.

6.12 Company Actions. The Company shall use its best efforts to take such actions as are necessary to fulfill its obligations under this Agreement and to enable Parent and Merger Sub to fulfill its obligations hereunder, including without limitation distributing the Prospectus/Proxy Statement to its stockholders when it is made available by Parent, taking actions necessary under the DGCL in respect of Dissenting Shares and the appraisal rights of the holders thereof, including giving written notice to Parent of each such holder and the number of Dissenting Shares held by each such holder.

6.13 Non-Solicitation.

(a) The Company shall not, directly or indirectly, through any officer, director, agent or otherwise, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Company Acquisition Proposal, or (ii) enter into or maintain or continue discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain a proposal or offer for a Company Acquisition Proposal, or (iii) agree to, approve, endorse or recommend any Company Acquisition Proposal or enter into any letter of intent or other contract, agreement or commitment contemplating or otherwise relating to any Company Acquisition Proposal, or (iv) authorize or permit any agent of the Company or any of its Affiliates, or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Affiliates, to take any such action. The Company shall, and shall direct or cause the Company’s representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Company Acquisition Proposal. The Company shall notify Parent as promptly as practicable (and in any event within one (1) day after the Company attains knowledge thereof), orally and in writing, if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Company Acquisition Proposal is made, specifying the material terms and conditions thereof and the identity of the party making such proposal or offer or inquiry or contact (including material amendments or proposed material amendments).

(b) Parent shall not, directly or indirectly, through any officer, director, agent or otherwise, (a) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Parent Acquisition Proposal, or (b) enter into or maintain or continue discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain a proposal or offer for a Parent Acquisition Proposal, or (c) agree to, approve, endorse or recommend any Parent Acquisition Proposal or enter into any letter of intent or other contract, agreement or commitment contemplating or otherwise relating to any Parent Acquisition Proposal, or (d) authorize or permit any agent of Parent or any of its Affiliates, or any investment banker, financial advisor, attorney, accountant or other representative retained by Parent or any of its Affiliates, to take any such action. Parent shall, and shall direct or cause Parent’s representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Parent Acquisition Proposal. Parent shall notify the Company as promptly as practicable (and in any event within one (1) day after Parent attains knowledge thereof), orally and in writing, if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Parent Acquisition Proposal is made, specifying the material terms and conditions thereof and the identity of the party making such proposal or offer or inquiry or contact (including material amendments or proposed material amendments).

(c) The obligations contained in Sections 6.13(a) and (b) shall terminate on November 15, 2006, provided that by such date the aggregate amount of capital received by the Company equals or exceeds fifteen million dollars ($15,000,000).

6.14 Short-Swing Profit. Subject to Section 6.8 hereof, in the event that Gemini Israel III L.P., Gemini Partner Investors L.P., Gemini Israel III Parallel Fund L.P. and Gemini Israel III Overflow Fund L.P. (“Gemini”) or Landa Ventures Ltd. (“Landa”) provides Parent with an opinion of counsel reasonably satisfactory to Parent to the effect that the receipt of shares of Parent Common Stock representing its portion of the Share Price Shares pursuant to Section 2.15 would cause either Gemini or Landa, as the case may be, to become liable to Parent pursuant to Section 16(b) of the Exchange Act (a “Short Swing Profit Opinion”), then Gemini or Landa, as the case may be, may elect to receive, in lieu of its right to receive any portion of the Share Price Shares, from Parent a cash payment equal to the product of (a) the Last Reported Sales Price of the Parent Common Stock on the Trading Day immediately preceding the Additional Share Issuance Date relating to the distribution of the Share Price Shares and (b) the number of Share Price Shares which Gemini or Landa, as the case may be, would otherwise be entitled to receive pursuant to Section 2.15(a). In order to exercise its right to receive cash in lieu of shares of Parent Common Stock pursuant to this Section 6.14, Gemini or Landa, as the case may be, must deliver written notice of such election and the related Short Swing Profit Opinion to Parent no later than three Business Days immediately preceding the Additional Share Issuance Date relating to the distribution of the First Share Price Shares. In the event that Gemini or Landa, as the case may be, exercises its right to receive cash in lieu of shares of Parent Common Stock pursuant to this Section 6.14, the Additional Escrowed Shares that Gemini or Landa, as the case may be, would have received but for such election shall be returned to Parent by the Escrow Agent for cancellation.

6.15 Israeli Tax Pre-Ruling. As soon as reasonably practicable after the execution of this Agreement, the Company shall cause the Company’s Israeli counsel and accountants to prepare and file with the Israeli Income Tax Commissioner an application for a tax pre-ruling permitting any Holder or Derivative Holder who elect to become a party to such a tax pre-ruling (the “Electing Holder”), to defer any applicable Israeli tax with respect to any Consideration Shares and Additional Shares that such Holder or Derivative Holder may receive pursuant to this Agreement until the sale, transfer or other conveyance for cash of such shares of Parent Common Stock by such Holder or Derivative Holder (the “Israeli Tax Pre-Ruling”). The Israeli Tax Pre-Ruling shall not impose any restrictions or obligations on the stockholders of Parent without Parent’s consent. Each of the Company and Parent shall cause their respective Israeli counsel and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Pre-Ruling. In the event that the Company’s application for the Israeli Tax Pre-Ruling is denied or, in the sole judgment of the Company, imposes material conditions or requirements upon the Electing Holders, the requirements of this Section 6.15 may be waived by the vote or consent of those Electing Holders who in the aggregate hold a majority of the Company Common Stock, on a fully-diluted basis, held by all of the Electing Holders. Subject to the terms and conditions hereof, the parties shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under any applicable Legal Requirement to obtain the Israeli Tax Pre-Ruling as promptly as practicable.

6.16 Bridge Financing. Parent and the Company agree to cooperate and use all commercially reasonable efforts to procure one or more Bridge Financings in an amount sufficient to allow the Company to continue to operate in accordance with its current business plan and projections during the period commencing on the date of this Agreement through the Closing Date. For the avoidance of doubt, nothing contained in this Section 6.16 shall detract from Parent’s discretion in exercising its approval rights under Article V.

6.17 Indemnification of Officers and Directors.

(a) All rights to indemnification by the Company or Parent existing in favor of those Persons who are or were directors or officers of the Company (the “Company Indemnified Persons”) or directors or officers of Parent (the “Parent Indemnified Persons”, and together with the Company Indemnified Persons, the “Indemnified Persons”) as of or prior to the date of this Agreement for their acts and omissions as directors or officers of the Company or directors or officers of Parent occurring prior to the Effective Time (as provided in: (i) the Charter Documents of the Company or Parent, as the case may be, (as in effect as of the date of this Agreement); and (ii) any indemnification agreements between the Company and said Indemnified Persons or Parent and said Indemnified Persons (as in effect as of the date of this Agreement) (the “Indemnification Documents”), shall survive the Merger and be observed by the Surviving Corporation and Parent to the fullest extent available under the Indemnification Documents and applicable law for a period of seven years from the Effective Time, and Parent shall observe, and shall cause the Surviving Corporation to so observe, such rights (including, to the extent necessary, by providing funds to ensure such observance).

(b) From the Effective Time until the seventh (7th) anniversary thereof, the Surviving Corporation shall maintain in effect the directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement in the form delivered by the Company to Parent prior to the date of this Agreement (the “Company Existing D&O Policy”), for the benefit of those Company Indemnified Persons who are currently insured thereunder with respect to their acts and omissions as directors or officers of the Company occurring prior to the Effective Time, to the extent that directors’ and officers’ liability insurance coverage is commercially available; provided, however, that: (i) the Surviving Corporation may substitute for the Company Existing D&O Policy a policy or policies of comparable coverage; and (ii) the Surviving Corporation shall not be required to pay annual premiums for the Company Existing D&O Policy (or for any substitute policies) in excess of fifty thousand dollars ($50,000) (the “Company Maximum Premium”). In the event any future annual premiums for the Company Existing D&O Policy (or any substitute policies) exceed the Company Maximum Premium, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Company Existing D&O Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to the Company Maximum Premium. The provisions of this Section 6.17(b) shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time for purposes of this Section 6.17(b), which policies provide such Company Indemnified Persons with coverage comparable to the coverage provided by the Company Existing D&O Policies for an aggregate period of seven (7) years following the Effective Time (and the Company may, if it obtains the prior written consent of Parent, obtain such a prepaid policy prior to the Effective Time, provided that the cost thereof shall not exceed the Company Maximum Premium). If such prepaid policies have been obtained prior to the Effective Time, neither the Surviving Corporation nor Parent shall cancel such policies.

(c) From the Effective Time until the seventh (7th) anniversary thereof, the Parent shall maintain in effect the directors’ and officers’ liability insurance maintained by the Parent as of the date of this Agreement (the “Parent Existing D&O Policy”), for the benefit of those Parent Indemnified Persons who are currently insured thereunder with respect to their acts and omissions as directors or officers of Parent occurring prior to the Effective Time, to the extent that directors’ and officers’ liability insurance coverage is commercially available; provided, however, that: (i) the Parent may substitute for the Parent Existing D&O Policy a policy or policies of comparable coverage; and (ii) Parent shall not be required to pay annual premiums for the Existing D&O Policy (or for any substitute policies) in excess of sixty thousand dollars ($60,000) (the “Parent Maximum Premium”). In the event any future annual premiums for the Parent Existing D&O Policy (or any substitute policies) exceed the Parent Maximum Premium, Parent shall be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to the Parent Maximum Premium. The provisions of this Section 6.17(c) shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time for purposes of this Section 6.17(c), which policies provide such Parent Indemnified Persons with coverage comparable to the coverage provided by the Parent Existing D&O Policies for an aggregate period of seven (7) years following the Effective Time (and the Parent may obtain such a prepaid policy prior to the Effective Time, provided that the cost thereof shall not exceed the Parent Maximum Premium). If such prepaid policies have been obtained prior to the Effective Time, Parent shall not cancel such policies.

(d) The obligations under this Section 6.17 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons shall be third party beneficiaries of this Section 6.17), and in the event that Parent or the Surviving Corporation consolidates or merges with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, then Parent shall make proper provision so that the continuing or surviving corporation or entity shall assume the obligations set forth in this Section 6.17.

6.18 No Claim Against Trust Fund. The Company acknowledges that, if the transactions contemplated by this Agreement are not consummated by July 19, 2007, Parent will be obligated to return to its stockholders the amounts being held in the Trust Fund. Accordingly, the Company hereby waive all rights against Parent to collect from the Trust Fund any moneys that may be owed to them by Parent for any reason whatsoever, including but not limited to a breach of this Agreement by Parent or any negotiations, agreements or understandings with Parent, and will not seek recourse against the Trust Fund for any reason whatsoever.

6.19 Stockholder Guarantees. Parent acknowledges that certain stockholders of the Company (the “Guarantee Stockholders”) have guaranteed certain indebtedness or other obligations of the Company or have otherwise entered into certain credit support arrangements with respect to the Company (collectively, the “Stockholder Guarantees”). Parent agrees to use all commercially reasonable efforts to assist the Company in releasing the Guarantee Stockholders from the Stockholder Guarantees.

6.20 Stockholder Transfer Restrictions. Prior to the Effective Time, the Company shall cause (a) each of the executive officers of the Company to enter into an Executive Lock-Up Agreement substantially in the form attached hereto as Exhibit D (an “Executive Lock-Up Agreement”) and (b) each of the stockholders of the Company, holders of Employee Options and holders of Company Warrants listed on Schedule 6.20 to enter into a Stockholder Lock-Up Agreement substantially in the form attached hereto as Exhibit E (a “Stockholder Lock-Up Agreement” and together with the Executive Lock-Up Agreement, the “Lock-Up Agreements”). The Company agrees to use its reasonable best efforts to cause all stockholders of the Company and Derivative Holders, other than those listed on Schedule 6.20, to enter into a Stockholder Lock-Up Agreement. The certificates representing the shares of Parent Common Stock to be received by any stockholder of the Company, holder of Employee Options or holders of Company Warrants who has executed a Stockholder Lock-Up Agreement or an Executive Lock-Up Agreement shall bear legends to the effect that such shares of Parent Common Stock may not be transferred except upon compliance with the registration requirements of the Securities Act (or an exemption therefrom) or the provisions of the applicable Lock-Up Agreement.

6.21 Stockholder Obligations. The Company shall take all commercially reasonable actions to cause the stockholders of the Company to repay to the Company, on or before the Closing, all direct and indirect indebtedness and obligations owed by them to the Company, including the indebtedness and other obligations set forth in Schedule 6.21.

ARTICLE VII

CONDITIONS TO THE TRANSACTION

7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger, substantially on the terms contemplated by this Agreement.

(b) Registration Statement Effective. The Registration Statement shall have been declared effective by the SEC.

(c) Parent Stockholder Approval. The Parent Stockholder Approval, the Name Change Amendment and the Capitalization Amendment shall have been duly approved and adopted by the stockholders of Parent by the requisite vote under the laws of the State of Delaware and the Charter Documents of Parent and an executed copy of an amendment to Parent’s Certificate of Incorporation reflecting the Name Change Amendment and the Capitalization Amendment shall have been filed with the Delaware Secretary of State to be effective as of the Closing.

(d) Appraisal Rights. Holders of no more than five percent (5%) of the shares of any of the Company Common Stock outstanding immediately before the Closing shall have taken action to exercise their appraisal rights pursuant to Section 262 of the DGCL.

(e) Parent Common Stock. Holders of no more than twenty percent (20%) of the shares of Parent Common Stock issued in Parent’s initial public offering of securities and outstanding immediately before the Closing (“Parent IPO Shares”) shall have exercised their rights to convert their Parent IPO Shares into a pro rata share of the Trust Fund in accordance with Parent’s Charter Documents. The amount of cash to be distributed by Parent as a result of the exercise by any holder of Parent IPO Shares to so convert such shares shall be referred to as the “Trust Fund Conversion Amount”.

(f) Stock Quotation or Listing. The Parent Common Stock at the Closing will be quoted on the OTC BB or listed for trading on the Nasdaq National Market or Nasdaq Capital Market, if the application for such listing is approved, and there will be no action or proceeding pending or threatened against Parent by the NASD to prohibit or terminate the quotation of Parent Common Stock on the OTC BB or the trading thereof on Nasdaq National Market, Nasdaq Capital Market or American Stock and Options Exchange as the case may be.

(g) Israel Securities Authority Exemption. Either (i) the Company shall have received the Israeli Securities Exemption or (ii) Parent shall have offered to purchase Employee Options from a sufficient number holders of Employee Options as shall permit the Company to avoid the need to publish a prospectus pursuant to Israeli securities law in connection with the transactions contemplated hereby or comply with the terms and conditions of a Conditional Israeli Securities Exemption and shall have received binding commitments from such holders to sell such Employee Options.

7.2 Additional Conditions to Obligations of Company. The obligations of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. Each representation and warranty of Parent contained in this Agreement that is qualified as to materiality shall have been true and correct (i) as of the date of this Agreement and (ii) subject to the provisions of the last sentence of Section 6.10, on and as of the Closing Date with the same force and effect as if made on the Closing Date. Each representation and warranty of Parent contained in this Agreement that is not qualified as to materiality shall have been true and correct (i) as of the date of this Agreement and (ii) in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date. The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent (“Parent Closing Certificate”).

(b) Agreements and Covenants. Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, except to the extent that any failure to perform or comply (other than a willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of Parent) does not, or will not, constitute a Material Adverse Effect with respect to Parent, and the Parent Closing Certificate shall include a provision to such effect.

(c) No Litigation. No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect materially and adversely or otherwise encumber the title of the shares of Parent Common Stock to be issued by Parent in connection with the Merger and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect.

(d) Consents. Parent shall have obtained all consents, waivers and approvals required to be obtained by Parent in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Parent and the Parent Closing Certificate shall include a provision to such effect.

(e) Material Adverse Effect. No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement.

(f) SEC Compliance. Immediately prior to Closing, Parent shall be in compliance with the reporting requirements under the Exchange Act.

(g) Opinion of Counsel. The Company shall have received from Graubard Miller, counsel to Parent, an opinion of counsel in a form to be agreed to by Parent and the Company.

(h) Other Deliveries. At or prior to Closing, Parent shall have delivered to the Company (i) copies of resolutions and actions taken by Parent’s board of directors and stockholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by the Company and its counsel in order to consummate the transactions contemplated hereunder.

(i) Press Release. Parent shall have delivered the Press Release to the Company, in a form reasonably acceptable to the Company.

(j) Directors’ and Officers’ Liability Insurance. The Company Existing D&O Policy (or any policy substituted therefor pursuant to Section 6.17(b)) shall be in full force and effect.

(k) Resignations. The persons set forth on Schedule 7.2(k) shall have resigned from all of their positions and offices with Parent.

(l) Trust Fund. Parent shall have made appropriate arrangements with the Exchange Agent to have the Trust Fund, which shall contain no less than the amount referred to in Section 4.23, dispersed to Parent immediately upon the Closing.

(m) Registration Rights. The Registration Rights Agreement substantially in the form of Exhibit A hereto between Parent and the stockholders of the Company set forth on Schedule 7.2(m) shall be in full force and effect.

(n) OCS and Investment Center Approval. Parent and Company shall have obtained approval of the Merger from the OCS and the Investment Center as required by applicable Legal Requirements.

(o) Israeli Tax Pre-Ruling. The Israeli Tax Pre-Ruling shall have been obtained by the Company from the Israeli Income Tax Commissioner.

(p) Termination of Special Rights Agreements. The agreements specified in Section 7.2(p) of the Company Schedule shall have been terminated.

7.3 Additional Conditions to the Obligations of Parent. The obligations of Parent to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties. Each representation and warranty of the Company contained in this Agreement that is qualified as to materiality shall have been true and correct (i) as of the date of this Agreement and (ii) subject to the provisions of the last sentence of Section 6.10, on and as of the Closing Date with the same force and effect as if made on the Closing Date. Each representation and warranty of the Company contained in this Agreement that is not qualified as to materiality shall have been true and correct (i) as of the date of this Agreement and (ii) in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date. Parent shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized officer of the Company (“Company Closing Certificate”).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date except to the extent that any failure to perform or comply (other than a willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of Company) does not, or will not, constitute a Material Adverse Effect on the Company, and the Company Closing Certificate shall include a provision to such effect.

(c) No Litigation. No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect materially and adversely the right of Parent to own, operate or control any of the assets and operations of the Surviving Corporation following the Merger and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect.

(d) Consents. The Company shall have obtained all consents, waivers, permits and approvals required to be obtained by the Company in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company and the Company Closing Certificate shall include a provision to such effect.

(e) Material Adverse Effect. No Material Adverse Effect with respect to the Company shall have occurred since the date of this Agreement.

(f) Conversion of Company Preferred Stock. All shares of Company Preferred Stock shall have been converted to Company Common Stock prior to the Closing.

(g)  Conversion of Company Derivative Securities. All warrants for the purchase of shares of Company Preferred Stock shall have been converted into warrants to purchase shares of Company Common Stock or terminated. Such exercises, exchanges, other conversions or terminations may be made contingent upon the occurrence of the Closing.

(h) Employment Agreements. Employment Agreements between the Company and, separately, Gideon Barak and Amit Haller, in the forms of Exhibits B and C, respectively, shall be in full force and effect.

(i) Opinion of Counsel. Parent shall have received from Day, Berry & Howard LLP, counsel to the Company, an opinion of counsel in a form to be agreed to by Parent and the Company.

(j) Opinion of IP Counsel. Parent shall have received from intellectual property counsel to the Company reasonably acceptable to Parent, an opinion of counsel in a form to be agreed between Parent and the Company.

(k) Comfort Letters. Parent shall have received “comfort” letters in the customary form from Kost, Forer, Gabbay and Kasierer a Member of Ernst & Young Global, dated the effective date of the Registration Statement and the Closing Date (or such other date or dates reasonably acceptable to Parent) with respect to certain financial statements and other financial information included in the Registration Statement.

(l) Fairness Opinion. Parent shall have received a “Fairness Opinion” in form and substance satisfactory to it from Trigger-Foresight to the effect that the Merger and the other transactions contemplated by this Agreement are fair to the stockholders of Parent.

(m) Other Deliveries. At or prior to Closing, the Company shall have delivered to Parent: (i) copies of resolutions and actions taken by the Company’s board of directors and stockholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by Parent and its counsel in order to consummate the transactions contemplated hereunder.

(n) Resignations. The persons set forth on Schedule 7.3(n) shall have resigned from their positions and offices with the Company.

(o) Transfer Restrictions. Immediately prior to the Closing, stockholders of the Company and Derivative Holders who hold not less than 95% of the issued and outstanding shares of Company Common Stock on a fully diluted basis shall either (i) be subject to the restrictions contained in a Lock-Up Agreement or (ii) be otherwise subject to restrictions with respect to the transfer of any shares of Parent Common Stock that such holders may receive pursuant to this Agreement for a period of not less than one hundred eighty (180) days after the Closing.

(p) Loans. The indebtedness to the Company of any director, executive officer or stockholder of the Company or any immediate family member thereof shall be repaid in full at or prior to the Closing Date.

(q) Directors’ and Officers’ Liability Insurance. The Parent Existing D&O Policy (or any policy substituted therefor pursuant to Section 6.17(c)) shall be in full force and effect.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification of Parent.

(a) Subject to the terms and conditions of this Article VIII (including without limitation the limitations set forth in Section 8.3), Parent and its representatives, successors and permitted assigns (each a “Parent Indemnitee”) shall be indemnified, defended and held harmless from and against all Losses asserted against, resulting to, imposed upon, or incurred by any Parent Indemnitee by reason of, arising out of or resulting from:

(i) the inaccuracy or breach of any representation or warranty of Company contained in or made pursuant to this Agreement, any Schedule or any certificate delivered by the Company to Parent pursuant to this Agreement with respect hereto or thereto in connection with the Closing; or

(ii) the non-fulfillment or breach of any covenant or agreement of the Company contained in this Agreement.

(b) As used in this Article VIII, the term “Losses” shall include all losses, liabilities, damages, judgments, awards, orders, penalties, settlements, costs and expenses (including, without limitation, interest, penalties, court costs and reasonable legal fees and expenses) including those arising from any demands, claims, suits, actions, costs of investigation, notices of violation or noncompliance, causes of action, proceedings and assessments whether or not made by third parties or whether or not ultimately determined to be valid excluding, in any case, any indirect, incidental or consequential damages. Solely for the purpose of determining the amount of any Losses (and not for determining any breach) for which any party may be entitled to indemnification pursuant to Article VIII, any representation or warranty contained in this Agreement that is qualified by a term or terms such as “material,” “materially,” or “Material Adverse Effect” shall be deemed made or given without such qualification and without giving effect to such words.

8.2 Indemnification of Third Party Claims. The indemnification obligations and liabilities under this Article VIII with respect to actions, proceedings, lawsuits, investigations, demands or other claims brought against Parent by a Person other than the Company (a “Third Party Claim”) shall be subject to the following terms and conditions:

(a) Notice of Claim. Parent, acting through the Committee, will give the Representative prompt written notice after receiving written notice of any Third Party Claim or discovering the liability, obligation or facts giving rise to such Third Party Claim (a “Notice of Claim”) which Notice of Third Party Claim shall set forth (i) a brief description of the nature of the Third Party Claim, (ii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), and (iii) whether such Loss may be covered (in whole or in part) under any insurance and the estimated amount of such Loss which may be covered under such insurance, and the Representative shall be entitled to participate in the defense of the Third Party Claim at its expense.

(b) Defense. The Representative shall have the right, at its option and at its own expense, by written notice to Parent, to assume the entire control of, subject to the right of Parent to participate (at its expense and with counsel of its choice) in, the defense, compromise or settlement of the Third Party Claim as to which such Notice of Claim has been given, and shall be entitled to appoint a recognized and reputable counsel reasonably acceptable to Parent to be the lead counsel in connection with such defense. If the Representative is permitted and elects to assume the defense of a Third Party Claim:

(i) the Representative shall diligently and in good faith defend such Third Party Claim and shall keep Parent reasonably informed of the status of such defense; provided, however, that in the case of any settlement providing for remedies other than monetary damages for which indemnification is provided, Parent shall have the right to approve the settlement; and

(ii) Parent shall cooperate fully in all respects with the Representative in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and Parent shall make available to the Representative all pertinent information and documents under its control.

(c) Limitations. Failure to give prompt Notice of Claim or to provide copies of relevant available documents or to furnish relevant available data shall not constitute a defense (in whole or in part) to any Third Party Claim by Parent against the Representative and shall not affect the Representative’s duty or obligations under this Article VIII, except to the extent (and only to the extent that) such failure shall have adversely affected the ability of the Representative to defend against or reduce its liability or caused or increased such liability or otherwise caused the damages for which the Representative is obligated to be greater than such damages would have been had Parent given the Representative prompt notice hereunder. Parent shall make available to the Representative all relevant records and other relevant materials required by it and in the possession or under the control of Parent, for the use of the Representative and its representatives in defending any such action, and shall in other respects give reasonable cooperation in such defense.

(d) Failure to Defend. If the Representative, promptly after receiving a Notice of Claim, fails to defend such Third Party Claim actively and in good faith, Parent, at the reasonable cost and expense of the Representative, will (upon further written notice) have the right to undertake the defense, compromise or settlement of such Third Party Claim as it may determine in its reasonable discretion, provided that the Representative shall have the right to approve any settlement, which approval will not be unreasonably withheld or delayed.

(e) Settlement of Third Party Claims. The Representative shall not, without the written consent of Parent, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened Third Party Claim in respect of which indemnification may be sought hereunder (whether or not any Parent Indemnitee is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the Parent Indemnitees from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Parent Indemnitee. The Representative shall not, without the written consent of Parent, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened Third Party Claim in respect of which indemnification may be sought hereunder (whether or not any Parent Indemnitee is an actual or potential party to such action or claim), which consent shall not be unreasonably withheld.

8.3 Limitations on Indemnification.

(a) Survival: Time Limitation. The representations, warranties, covenants and agreements in this Agreement or in any writing delivered by the Company to Parent in connection with this Agreement (including the certificate required to be delivered by the Company pursuant to Section 7.3(a)) shall survive the Closing until the last date in the Holdback Period (the “Survival Period”), provided that the representations, warranties, covenants and agreements contained in Section 3.18 of this Agreement shall survive the Closing for a period of six months. Notwithstanding the foregoing or any other provision of this Agreement:

(i) Any claim made by a party hereunder by filing a suit or action in a court of competent jurisdiction or a court reasonably believed to be of competent jurisdiction for breach of a representation or warranty prior to the termination of the Survival Period provided hereunder for such claim shall be preserved despite the subsequent termination of such Survival Period; and

(ii) The indemnification and other obligations under this Article VIII shall survive for the same Survival Period and shall terminate with the expiration of such Survival Period, except that any claims set forth in a Notice of Claim sent prior to the expiration of such Survival Period shall survive until final resolution thereof. Except as set forth in the immediately preceding sentence, no claim for indemnification under this Article VIII shall be brought after the end of the applicable Survival Period.

(b) Threshold. No amount shall be payable under Article VIII unless and until the aggregate amount of all indemnifiable Losses otherwise payable exceeds $1,000,000, after which time the full amount of all indemnifiable Losses shall be payable, subject to the limitations set forth in Section 8.3(c).

(c) Aggregate Amount Limitation. The aggregate liability for Losses pursuant to Section 8.1 shall not in any event exceed the Holdback Escrowed Shares, and Parent shall have no claim against the Company’s stockholders other than for the Holdback Escrowed Shares (and any proceeds of the shares or distributions with respect to the shares).

(d) Exceptions to Limitations. Notwithstanding the foregoing, the limitation in Section 8.3(b) shall not apply with respect to (A) any breach or violation of, inaccuracy in or omission from any of the representations and warranties of the Company set forth in Section 3.3 or the related sections and subsections of the Company Schedule (disregarding any materiality limitation therein), or (B) any of the matters set forth in Section 8.3(d) of the Company Schedule, any of which shall be recoverable without respect to any threshold amount and despite any disclosure in the Company Schedule.

8.4 Exclusive Remedy. Parent hereby acknowledges and agrees that, from and after the Closing, its sole remedy with respect to any and all claims for money damages arising out of or relating to this Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article VIII. Notwithstanding any of the foregoing, nothing contained in this Article VIII shall in any way impair, modify or otherwise limit Parent’s or Company’s right to bring any claim, demand or suit against the other party based upon such other party’s actual fraud or intentional or willful misrepresentation or omission, it being understood that a mere breach of a representation and warranty, without intentional or willful misrepresentation or omission, does not constitute fraud.

8.5 Adjustment to Merger Consideration. Amounts paid for indemnification under Article VIII shall be deemed to be an adjustment to the value of the shares of Parent Common Stock issued by Parent as a result of the Merger, except as otherwise required by law.

8.6 Representative Capacities; Application of Holdback Escrowed Shares. The parties acknowledge that the Representative’s obligations under this Article VIII are solely as a representative of the Company’s stockholders in the manner set forth in the Escrow Agreement with respect to the obligations to indemnify Parent under this Article VIII and that the Representative shall have no personal responsibility for any expenses incurred by him in such capacity and that all payments to Parent as a result of such indemnification obligations shall be made solely from, and to the extent of, the Holdback Escrowed Shares. Out-of-pocket expenses of the Representative for attorneys’ fees and other costs shall be borne in the first instance by Parent, which may make a claim for reimbursement thereof against the Holdback Escrowed Shares upon the claim with respect to which such expenses are incurred becoming an Established Claim (as defined in the Escrow Agreement). The parties further acknowledge that all actions to be taken by Parent pursuant to this Article VIII shall be taken on its behalf by the Committee in accordance with the provisions of the Escrow Agreement relating to the Holdback Escrowed Shares. The Escrow Agent, in accordance with the terms of the Escrow Agreement, may apply all or a portion of the Holdback Escrowed Shares to satisfy any claim for indemnification pursuant to this Article VIII.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Parent and the Company at any time prior to the Closing;

(b) by either Parent or the Company if the Merger shall not have been consummated by December 31, 2006 for any reason provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure to consummate the Merger by December 31, 2006 is a result of a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time or is the result of such party’s breach of any representation or warranty of such party contained in this Agreement;

(c) by either Parent or the Company if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by the Company, upon a material breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Article VII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such breach by Parent is curable by Parent prior to the Closing Date, then the Company may not terminate this Agreement under this Section 9.1(d) for thirty (30) Business Days after delivery of written notice from the Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(d) if it shall have materially breached this Agreement or if such breach by Parent is cured during such thirty (30) day period);

(e) by Parent, upon a material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Article VII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such breach is curable by the Company prior to the Closing Date, then Parent may not terminate this Agreement under this Section 9.1(e) for thirty (30) Business Days after delivery of written notice from Parent to the Company of such breach, provided the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(e) if it shall have materially breached this Agreement or if such breach by the Company is cured during such thirty (30) day period); or

(f) by either Parent or the Company, if, at the Special Meeting (including any adjournments thereof), this Agreement and the transactions contemplated thereby shall fail to be approved and adopted by the affirmative vote of the holders of Parent Common Stock required under Parent’s certificate of incorporation, or the holders of 20% or more of the number of shares of Parent Common Stock issued in Parent’s initial public offering and outstanding as of the date of the record date of the Special Meeting exercise their rights to convert the shares of Parent Common Stock held by them into cash in accordance with Parent’s certificate of incorporation.

9.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 9.1 above will be effective immediately upon (or, if the termination is pursuant to Section 9.1(d) or Section 9.1(e) and the proviso therein is applicable, thirty (30) Business Days after) the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Merger shall be abandoned, except for and subject to the following: (i) Sections 6.5, 9.2 and 9.3 and Article X (General Provisions) shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement, including a breach by a party electing to terminate this Agreement pursuant to Section 9.1(b) caused by the action or failure to act of such party constituting a principal cause of or resulting in the failure of the Merger to occur on or before the date stated therein.

9.3 Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated. In addition, the Company and Parent shall each pay one-half of the expenses of Kramer Levin Naftalis & Frankel LLP. In the event the Merger is consummated, Parent shall pay the expenses of DLA Piper Rudnick Gray Cary US LLP up to an aggregate amount of $20,000.

ARTICLE X

GENERAL PROVISIONS

10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

if to Parent, to:

Israel Technology Acquisition Corp.
7 Gush Etzion, 3rd Floor
Givaat Shmuel
Israel 54030
Attention: Israel Frieder, Chief Executive Officer
972-3-532-5918 telephone
972-3-532-5447 telecopy

with a copy to:

Naschitz, Brandes & Co
5 Tuval Street
Tel-Aviv
Israel 67897
Attention: Aaron M. Lampert, Adv.
972-3-623-5000 telephone
972-3-623-5005 telecopy

with a copy to:

Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174-1901
Attention: David Alan Miller, Esq.
212-818-8800 telephone
212-818-8881 telecopy

if to Company, to:

IXI Mobile, Inc.
17 Hatidhar Street
Ra’anana
Israel 43665
Attention: Gideon Barak, Chairman
972-9-747-6666 telephone
972-9-747-6600 telecopy

with a copy to:

Berkman, Wechsler, Sahar, Bloom & Co
1 Azrieli Center, 36th Floor
Tel Aviv
Israel 67021
Attention: Alon Sahar, Adv.
972-3-607-2222 telephone
972-3-607-2220 telecopy

With a copy to:

Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174-1901
Attention: David Alan Miller, Esq.
212-818-8800 telephone
212-818-8881 telecopy

10.2 Interpretation.

(a) When a reference is made in this Agreement to an Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

(b) For purposes of this Agreement, all monetary amounts set forth herein are referenced in United States dollars, unless otherwise stated.

10.3 Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery by facsimile to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

10.4 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Schedules hereto (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the letter of intent between Parent and the Company dated January 31, 2006 is hereby terminated in its entirety and shall be of no further force and effect; and (b) are not intended to confer upon any other person any rights or remedies hereunder (except as specifically provided in this Agreement).

10.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.6 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.7 Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

10.8 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.9 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the first sentence of this Section 10.9, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.10 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties.

10.11 Extension; Waiver. At any time prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

ISRAEL TECHNOLOGY ACQUISITION CORP.

By:  /s/ Israel Frieder
Name: Israel Frieder
Title: Chairman

IXI MOBILE, INC.

By:  /s/ Amit Haller
Name: Amit Haller
Title: Chief Executive Officer

ITAC ACQUISITION SUBSIDIARY CORP.

By:  /s/ Israel Frieder
Name: Israel Frieder
Title: Chairman

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

INDEX OF EXHIBITS

EXHIBITS

EXHIBIT A - FORM OF REGISTRATION RIGHTS AGREEMENT

EXHIBIT B - FORM OF EMPLOYMENT AGREEMENT FOR GIDEON BARAK

EXHIBIT C - FORM OF EMPLOYMENT AGREEMENT FOR AMIT HALLER

EXHIBIT D - FORM OF EXECUTIVE LOCK-UP AGREEMENT

EXHIBIT E - FORM OF STOCKHOLDER LOCK-UP AGREEMENT

Exhibit 10.2

STOCKHOLDER LOCK-UP AGREEMENT

___________ ___, 2006

Israel Technology Acquisition Corp.
7 Gush Etzion, 3rd Floor
Givaat Shmuel
Israel 54030
Attention: Israel Frieder, Chief Executive Officer

Re: Lock-Up Agreement

Ladies and Gentlemen:

In connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated February 28, 2006 by and among Israel Technology Acquisition Corp., a Delaware corporation (“Parent”), ITAC Acquisition Subsidiary Corp., a Delaware corporation and a wholly owned subsidiary of Parent and IXI Mobile, Inc., a Delaware corporation (“Company”), and to induce Parent to enter into the Merger Agreement and consummate the Merger (as defined in the Merger Agreement; terms used but not defined in this Lock-Up Agreement shall have the meanings ascribed to them in the Merger Agreement), the undersigned, agrees to neither directly nor indirectly:

(1) sell or offer or contract to sell or offer, grant any option or warrant for the sale of, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of (all being referred to as a “Transfer”) any legal or beneficial interest in any Closing Shares or Additional Shares receivable in accordance with the terms of the Merger Agreement (the “Restricted Securities”), or

(2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the Restricted Securities, whether such swap transaction is to be settled by delivery of any Restricted Securities or other securities of any person, in cash or otherwise, during the “Restricted Period” (as hereinafter defined). As used herein and subject to the provisions set out below in this paragraph, “Restricted Period” means the period commencing on the Closing Date and ending four hundred and fifty (450) days after the Closing Date. Notwithstanding the above, commencing one hundred and eighty (180) days from the Closing Date (the “Partial Release Date”) and at the end of each of the following three (3) ninety (90) day periods, the Restricted Period shall terminate with respect to 25% of the Restricted Securities (for the avoidance of doubt, 25% of the Restricted Securities shall be released on each of the 181st, 271st, 361st and 451st days following the Closing Date), provided however, for a period of three hundred and sixty (360) days from the Closing Date no Transfer of any class of Restricted Securities shall be permitted unless the Last Reported Sales Price immediately prior to such Transfer equals or exceeds $6.00 per share of Parent Common Stock. In addition, following the Partial Release Date the Restricted Period shall terminate immediately (i) with respect to 50% of the Restricted Securities in the event that the Last Reported Sales Price of Parent Common Stock is equal to or exceeds the First Share Price Trigger for the First Share Price Measurement Period and (ii) with respect to all of the Restricted Securities in the event that the Last Reported Sales Price of Parent Common Stock is equal to or exceeds the Second Share Price Trigger for the Second Share Price Measurement Period. This Lock-Up Agreement shall be terminated and be of no further force or effect in the event of a Change of Control.

For the avoidance of doubt, it is understood that all Closing Shares owned by the undersigned and held by the Escrow Agent as Holdback Escrowed Shares shall be considered part of the Closing Shares.

Notwithstanding the foregoing limitations this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities, either during the undersigned's lifetime or on the undersigned's death, by gift, will or intestate succession, to the undersigned's family members or to trusts, family limited partnerships and similar entities primarily for the benefit of the undersigned or the undersigned's family members; provided, however, that in each and any such event it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement and there shall be no further Transfer of the Restricted Securities except in accordance with this Lock-Up Agreement. For purposes of this sub-paragraph, the term family member shall mean spouse, lineal descendants, stepchildren, father, mother, brother or sister of the transferor or of the transferor's spouse. Also notwithstanding the foregoing limitations, in the event the undersigned is an entity rather than an individual, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities to the shareholders of such entity, if it is a corporation, to the members of such entity, if it is a limited liability company, or to the partners in such entity, if it is a partnership; provided, however, that in each and any such event it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement.

 Any of the Restricted Securities subject to this Lock-Up Agreement may be released in whole or part from the terms hereof upon the approval of the board of directors of Parent and the Committee referred to in the Merger Agreement. In the event that any stockholder of the Company who received Closing Shares or Additional Shares in connection with the Merger and beneficially owns four percent (4%) of the outstanding shares of Parent Common Stock is released in whole or in part by the board of directors of the Parent and the Committee referred to in the Merger Agreement from the terms and conditions of a lock-up agreement substantially similar to this Lock-Up Agreement, the undersigned will be released from the terms and conditions hereof to the same extent such other stockholder.

The undersigned hereby authorizes Parent's transfer agent to apply the appropriate legend to any certificates representing the Restricted Securities issued to the undersigned to reflect the existence and general terms of this Lock-up Agreement.

2

The undersigned understands that Parent is relying upon this Lock-Up Agreement in proceeding toward consummation of the Merger. The undersigned represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement.

This Lock-up Agreement will be legally binding on the undersigned and on the undersigned's heirs, successors, executors, administrators, conservators and permitted assigns, and is executed as an instrument governed by the law of the State of Delaware.

Very truly yours,

By: _________________________

3

Exhibit 10.3

EXECUTIVE LOCK-UP AGREEMENT

 _____________ ___, 2006

Israel Technology Acquisition Corp.
7 Gush Etzion, 3rd Floor
Givaat Shmuel
Israel 54030
Attention: Israel Frieder, Chief Executive Officer

Re: Lock-Up Agreement

Ladies and Gentlemen:

In connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated February 28, 2006 by and among Israel Technology Acquisition Corp., a Delaware corporation (“Parent”), ITAC Acquisition Subsidiary Corp., a Delaware corporation and a wholly owned subsidiary of Parent and IXI Mobile, Inc., a Delaware corporation (“Company”), and to induce Parent to enter into the Merger Agreement and consummate the Merger (as defined in the Merger Agreement; terms used but not defined in this Lock-Up Agreement shall have the meanings ascribed to them in the Merger Agreement), the undersigned, agrees to neither directly nor indirectly:

(1) sell or offer or contract to sell or offer, grant any option or warrant for the sale of, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of (all being referred to as a “Transfer”) any legal or beneficial interest in any Closing Shares or Additional Shares receivable in accordance with the terms of the Merger Agreement or any shares of Parent Common Stock receivable in accordance with the terms of the applicable Employment Agreement (the “Restricted Securities”), or

(2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the Restricted Securities, whether such swap transaction is to be settled by delivery of any Restricted Securities or other securities of any person, in cash or otherwise, during the “Restricted Period” (as hereinafter defined). As used herein and subject to the provisions set out below in this paragraph, “Restricted Period” means the period commencing on the Closing Date and ending four hundred and fifty (450) days after the Closing Date. Notwithstanding the above, commencing three hundred and sixty (360) days from the Closing Date (the “Partial Release Date”) the Restricted Period shall terminate with respect to 75% of the Restricted Securities and at the end of the following ninety (90) day period with respect to the remaining 25% of the Restricted Securities (for the avoidance of doubt, 75% of the Restricted Securities shall be released on the 361st day following the Closing Date and the remaining 25% of the Restricted Securities shall be released on the 451st day following the Closing Date) provided however, following the Partial Release Date the Restricted Period shall terminate immediately with respect to all of the Restricted Securities in the event that the Last Reported Sales Price of Parent Common Stock is equal to or exceeds the First Share Price Trigger for the First Share Price Measurement Period. This Lock-Up Agreement shall be terminated and be of no further force or effect in the event of a Change of Control.

For the avoidance of doubt, it is understood that all Closing Shares owned by the undersigned and held by the Escrow Agent as Holdback Escrowed Shares shall be considered part of the Closing Shares.

Notwithstanding the foregoing limitations this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities, either during the undersigned's lifetime or on the undersigned's death, by gift, will or intestate succession, to the undersigned's family members or to trusts, family limited partnerships and similar entities primarily for the benefit of the undersigned or the undersigned's family members; provided, however, that in each and any such event it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement and there shall be no further Transfer of the Restricted Securities except in accordance with this Lock-Up Agreement. For purposes of this sub-paragraph, the term family member shall mean spouse, lineal descendants, stepchildren, father, mother, brother or sister of the transferor or of the transferor's spouse. Also notwithstanding the foregoing limitations, in the event the undersigned is an entity rather than an individual, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities to the shareholders of such entity, if it is a corporation, to the members of such entity, if it is a limited liability company, or to the partners in such entity, if it is a partnership; provided, however, that in each and any such event it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement.

Any of the Restricted Securities subject to this Lock-Up Agreement may be released in whole or part from the terms hereof upon the approval of the board of directors of Parent and the Committee referred to in the Merger Agreement.

The undersigned hereby authorizes Parent's transfer agent to apply the appropriate legend to any certificates representing the Restricted Securities issued to the undersigned to reflect the existence and general terms of this Lock-up Agreement.

The undersigned understands that Parent is relying upon this Lock-Up Agreement in proceeding toward consummation of the Merger. The undersigned represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement.

This Lock-up Agreement will be legally binding on the undersigned and on the undersigned's heirs, successors, executors, administrators, conservators and permitted assigns, and is executed as an instrument governed by the law of the State of Delaware.

[Signature page follows]

Very truly yours,

By: ____________________________

Exhibit 10.4

REGISTRATION RIGHTS AGREEMENT

BY AND AMONG

ISRAEL TECHNOLOGY ACQUISITION CORP.

AND THE

STOCKHOLDERS LISTED ON SCHEDULE A HERETO

DATED AS OF _____________  ____, 2006

1

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made and entered into as of _____ __, 2006, by and among Israel Technology Acquisition Corp., a Delaware corporation (“Parent”) and the stockholders listed on Schedule A hereto (the “Stockholders”) (as herein defined).

RECITALS

WHEREAS, this Agreement is being entered into pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated February 28, 2006 by and among Parent, ITAC Acquisition Subsidiary Corp., a Delaware corporation and a wholly-owned subsidiary of Parent and IXI Mobile, Inc, a Delaware corporation.

WHEREAS, in order to induce the Stockholders to approve the Merger and adopt the Merger Agreement and consummate the transactions contemplated therein, Parent has agreed to the registration of Parent Common Stock (as defined in the Merger Agreement; terms used but not defined in this Registration Rights Agreement shall have the meanings ascribed to them in the Merger Agreement) under the Securities Act, upon the terms and subject to the conditions provided herein.

1.   Definitions. For purposes of this Agreement:

1.1  “Affiliate” means, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified Person, including without limitation any partner, officer, director, manager or employee of such Person and any venture capital fund now or hereafter existing that is controlled by or under common control with one or more general partners or managing members of, or shares the same management company with, such Person.

1.2  “Applicable Time” means any time immediately prior to which a Stockholder or any agent thereof (including any broker-dealers) or any underwriter of Registrable Securities enters into an agreement or arrangement for the sale of the Registrable Securities registered pursuant to a registration statement filed pursuant to this Agreement.

1.3  “Damages” means any loss, claim, damage, or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, claim, damage, or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement, final prospectus contained in such registration statement, the General Disclosure Package (if any), or any Parent-Represented Limited Free-Use Writing Prospectus (when considered together with the General Disclosure Package, if any), or any amendments or supplements thereto, (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by any other party hereto of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

2

1.4  “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.5  “Excluded Registration” means a registration relating either to the sale of securities to employees of Parent pursuant to a stock option, stock purchase, or similar plan or to an SEC Rule 145 transaction; a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or a registration in which the only Parent Common Stock being registered is Parent Common Stock issuable upon conversion of debt securities that are also being registered.

1.6  “Form S-3” means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by Parent with the SEC.

1.7  “General Disclosure Package” means (i) any Parent-Represented General Free-Use Writing Prospectus issued immediately prior to the Applicable Time and (ii) the Statutory Prospectus.

1.8  “Immediate Family Member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

1.9  “Initiating Stockholders” means, collectively, Stockholders who properly initiate a registration request under this Agreement.

1.10  “Parent-Represented Free-Use Writing Prospectus” means any “issuer free writing prospectus”, as defined in SEC Rule 433 under the Securities Act, relating to securities of Parent in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Parent’s records pursuant to Rule 433(g) under the Securities Act.

1.11  “Parent-Represented General Free-Use Writing Prospectus” means any Parent-Represented Free-Use Writing Prospectus that is intended for general distribution to prospective investors.

1.12  “Parent-Represented Limited Free-Use Writing Prospectus” means any Parent-Represented Free-Use Writing Prospectus that is not a Parent-Represented General Free-Use Writing Prospectus.

1.13  “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

3

1.14  “Register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

1.15  “Registrable Securities” means all Parent Common Stock issuable to the Stockholders pursuant to the Merger Agreement, excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the rights under Section 2 hereof are not assigned pursuant to Section 2.11 or any shares for which registration rights have terminated pursuant to Section 2.12 of this Agreement.

1.16  “SEC” means the Securities and Exchange Commission.

1.17  “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

1.18  “SEC Rule 144(k)” means Rule 144(k) promulgated by the SEC under the Securities Act.

1.19  “SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

1.20  “SEC Rule 433” means Rule 433 promulgated by the SEC under the Securities Act.

1.21  “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.22  “Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Stockholder, except as provided in Section 2.7.

1.23  “Statutory Prospectus” means the most recent preliminary prospectus that is included in the registration statement immediately prior to the Applicable Time.

2.   Registration Rights. Parent covenants and agrees as follows:

2.1       Demand Registration.

(a)  If at any time commencing one hundred eighty (180) days after the Effective Time, Parent receives a request from Stockholders (a “Stockholder Request Notice”) of at least twenty-five percent ( 25%) of the Registrable Securities then outstanding that Parent effect a registration with respect to Registrable Securities with a reasonably anticipated aggregate offering price of $5,000,000 (the “Demand Threshold”) then outstanding, then Parent shall (i) within ten (10) days after the date such request is given, give notice thereof (the “Parent Demand Notice”) to all Stockholders other than the Initiating Stockholders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Stockholders, file a registration statement under the Securities Act covering all Registrable Securities that the Initiating Stockholders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Stockholders, as specified by notice given by each such Stockholder to Parent within twenty (20) days of the date the Parent Demand Notice is given, and in each case, subject to the limitations of Section 2.1(b). Parent shall be obligated to effect registration and qualification pursuant to this Section 2.1(a) no more than two (2) times during the term of this Agreement subject to the terms and conditions hereof. It is understood among the parties that any of Registrable Securities which are subject to any contractual restriction on transfer as the result of any agreement between the Stockholder and Parent shall not be included in any registration statement pursuant to this Agreement until such restrictions have lapsed or have otherwise been terminated and such Registrable Securities shall not be included in determining whether the Demand Threshold has been met or exceeded.

4

(b)  Notwithstanding the foregoing obligations, if Parent furnishes to Stockholders requesting a registration pursuant to this Section 2.1 a certificate signed by Parent’s chief executive officer stating that in the good faith judgment of Parent’s Board of Directors it would be materially detrimental to Parent and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving Parent; (ii) require premature disclosure of material information that Parent has a bona fide business purpose for preserving as confidential; or (iii) render Parent unable to comply with requirements under the Securities Act or Exchange Act, then Parent shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than sixty (60) days after the request of the Initiating Stockholders is given ; provided, however, that Parent may not invoke this right more than once in any twelve (12) month period; and provided further that Parent shall not register any securities for its own account or that of any other stockholder during such sixty (60) day period other than an Excluded Registration.

(c)  Parent shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 2.1 during the period that is sixty (60) days before Parent’s good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Parent-initiated registration, provided, that Parent is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective. A registration shall not be counted as “effected” for purposes of this Section 2.1 until such time as the applicable registration statement has been declared effective by the SEC and such Registrable Securities so requested by the Initiating Stockholders have been registered, unless the Initiating Stockholders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.1(a), in which case such withdrawn registration statement shall be counted as “effected” for purposes of this Section 2.1.

2.2       Parent Registration. If Parent proposes to register (including, for this purpose, a registration effected by Parent for stockholders other than the Stockholders) any of its stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash (other than an Excluded Registration), Parent shall, at such time, promptly give each Stockholder notice of such registration. Upon the request of each Stockholder given within twenty (20) days after such notice is given by Parent, Parent shall, subject to the provisions of Section 2.4, cause to be registered all of the Registrable Securities that each such Stockholder has requested to be included in such registration. Parent shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Stockholder has elected to include Registrable Securities in such registration. The expenses of such withdrawn registration shall be borne by Parent in accordance with Section 2.7.

5

2.3       Form S-3 Registration. If Parent receives a request from Stockholders of at least five percent (5%) of the Registrable Securities then outstanding that Parent effect a registration on Form S-3 with respect to all or a part of the Registrable Securities owned by such Initiating Stockholders, then Parent shall:

(a)  within ten (10) days after the date such request is given, give notice of the proposed registration to all Stockholders other than the Initiating Stockholders (the “S-3 Notice”); and

(b)  as soon as practicable (and in any event within 45 days from such request) to effect such registration as would permit or facilitate the sale and distribution of all or such portion of such Initiating Stockholders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Stockholders joining in such request as are specified in a request given to Parent within fifteen (15) days after the S-3 Notice is given; provided, however, that Parent shall not be obligated to effect any such registration pursuant to this Section 2.3 (i) if Form S-3 is not then available for such offering by the Stockholders; (ii) if the Stockholders, together with the Stockholders of any other securities of Parent entitled to and requesting inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than $1,000,000; (iii) if Parent furnishes to the Stockholders a certificate signed by the chief executive officer of Parent stating that in the good-faith judgment of the Board of Directors of Parent, it would be materially detrimental to Parent and its stockholders for such Form S-3 registration to be effected at such time, in which event Parent shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than sixty (60) days after receipt of the request of the Initiating Stockholders under this Section 2.3; provided, however, that Parent shall not invoke this right more than twice in any twelve (12) month period; and provided further that Parent shall not register any securities for its own account or that of any other stockholder during such sixty (60) day period other than an Excluded Registration. Notwithstanding the aforesaid, the Company shall not be required to effect more than two registrations on Form S-3 in any 12 month period pursuant to this Section 2.3.

(c)  Registrations effected pursuant to this Section 2.3 shall not be counted as demands for registration or registrations effected pursuant to Section 2.1.

2.4       Underwriting Requirements.

6

(a)  If, pursuant to Section 2.1 the Initiating Stockholders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise Parent as a part of their request made pursuant to Section 2.1(a) or Section 2.3, and Parent shall include such information in the Parent Demand Notice or the S-3 Notice, as the case may be. The underwriter will be selected by the Parent and shall be reasonably acceptable to a majority in interest of the Initiating Stockholders. In such event, the right of any Stockholder to include such Stockholder’s Registrable Securities in such registration shall be conditioned upon such Stockholder’s participation in such underwriting and the inclusion of such Stockholder’s Registrable Securities in the underwriting to the extent provided herein. All Stockholders proposing to distribute their securities through such underwriting shall (together with Parent as provided in Section 2.5(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 2.4, if the underwriter(s) advise(s) the Initiating Stockholders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Stockholders shall so advise all Stockholders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among all Stockholders of Registrable Securities, including the Initiating Stockholders, in proportion (as nearly as practicable) to the number of Registrable Securities of Parent owned by each Stockholder; provided, however, that the number of Registrable Securities held by the Stockholders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, Parent or the underwriters may round the number of shares allocated to any Stockholder to the nearest 100 shares.

(b)  In connection with any offering involving an underwriting of shares of Parent’s capital stock pursuant to Section 2.2, Parent shall not be required to include any of the Stockholders’ Registrable Securities in such underwriting unless the Stockholders accept the terms of the underwriting as agreed upon between Parent and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by Parent. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by Parent) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then Parent shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and Parent in their sole discretion determine will not jeopardize the success of the offering. In no event shall any Registrable Securities be excluded from such offering unless all other stockholders’ securities have been first excluded. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be apportioned pro rata among the selling Stockholders based on the number of Registrable Securities held by all selling Stockholders or in such other proportions as shall mutually be agreed to by all such selling Stockholders. Notwithstanding the foregoing, in no event shall the number of Registrable Securities included in the offering be reduced below thirty-five percent (35%) of the total number of securities included in such offering. For purposes of the provision in this Section 2.4(b) concerning apportionment, for any selling stockholder that is an Stockholder and a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Stockholder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single “selling Stockholder,” and any pro rata reduction with respect to such “selling Stockholder” shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such “selling Stockholder,” as defined in this sentence.

7

(c) For purposes of Section 2.1 and Section 2.3, a registration shall not be counted as “effected” if, as a result of an exercise of the underwriter’s cutback provisions in Section 2.4(a), fewer than eighty percent (80%) of the total number of Registrable Securities that Stockholders have requested to be included in such registration statement are actually included.

2.5       Obligations of Parent. Whenever required under this Section 2 to effect the registration of any Registrable Securities, Parent shall, as expeditiously as reasonably possible:

(a)  prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Stockholders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred fifty (150) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred fifty (150) day period shall be extended for a period of time equal to the period the Stockholder refrains, at the request of an underwriter of Parent Common Stock (or other securities), from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred fifty (150) day period shall be extended by up to an additional one hundred fifty (150) days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b)  prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c)  furnish to the selling Stockholders [ ] copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Stockholders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d)  use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Stockholders; provided that Parent shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless Parent is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)  in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriters of such offering;

8

(f)  use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by Parent are then listed;

(g)  provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h)  promptly make available for inspection by the selling Stockholders, any underwriter participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Stockholders, all financial and other records, pertinent corporate documents, and properties of Parent, and cause Parent’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent in connection with any such registration statement, in each case, subject to the execution of appropriate confidentiality agreements;

(i)  notify each selling Stockholder, promptly after Parent receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j)  after such registration statement becomes effective, notify each selling Stockholder of any request by the SEC that Parent amend or supplement such registration statement or prospectus.

2.6       Furnish Information. It shall be a condition precedent to the obligations of Parent to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Stockholder that such Stockholder shall furnish to Parent such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Stockholder’s Registrable Securities.

2.7       Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of counsel for Parent; and the reasonable fees and disbursements of one counsel for the selling Stockholders, shall be borne and paid by Parent; provided, however, that Parent shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 or Section 2.3 if the registration request is subsequently withdrawn at the request of the Stockholders of a majority of the Registrable Securities to be registered (in which case all selling Stockholders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Stockholders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Section 2.1 or Section 2.3, as the case may be; provided further that if, at the time of such withdrawal, the Stockholders have learned of a material adverse change in the condition, business, or prospects of Parent from that known to the Stockholders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information, then the Stockholders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Section 2.1 or Section 2.3. All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Stockholders pro rata on the basis of the number of Registrable Securities registered on their behalf.

9

2.8       Delay of Registration. No Stockholder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.9       Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a)  To the extent permitted by law, Parent will indemnify and hold harmless each selling Stockholder, and the partners, members, officers, directors, and stockholders of each such Stockholder; legal counsel and accountants for each such Stockholder; any underwriter (as defined in the Securities Act) for each such Stockholder; and each Person, if any, who controls such Stockholder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and Parent will pay to each such Stockholder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating any matter or defending any proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.9(a) shall not apply to amounts paid in settlement of any such investigation or proceeding if such settlement is effected without the consent of Parent, which consent shall not be unreasonably withheld, nor shall Parent be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Stockholder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b)  To the extent permitted by law, each selling Stockholder, severally and not jointly, will indemnify and hold harmless Parent, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls Parent within the meaning of the Securities Act, legal counsel and accountants for Parent, any underwriter (as defined in the Securities Act), any other Stockholder selling securities in such registration statement, and any controlling Person of any such underwriter or other Stockholder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Stockholder expressly for use in connection with such registration; and each such selling Stockholder will pay to Parent and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating any investigation or defending any proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.9(b) shall not apply to amounts paid in settlement of any such investigation or proceeding if such settlement is effected without the consent of the Stockholder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section 2.9(b) exceed the proceeds from the offering (net of any Selling Expenses) received by such Stockholder, except in the case of fraud or willful misconduct by such Stockholder.

10

(c)  Promptly after receipt by an indemnified party under this Section 2.9 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.9, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.9, to the extent that such failure materially prejudices the indemnifying party’s ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.9.

(d)  To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.9, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of the each of indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Stockholder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Stockholder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Stockholder’s liability pursuant to this Section 2.9(d), when combined with the amounts paid or payable by such Stockholder pursuant to Section 2.9(b), exceed the proceeds from the offering (net of any Selling Expenses) received by such Stockholder, except in the case of willful misconduct or fraud by such Stockholder.

11

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in any underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in such underwriting agreement shall control.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with an underwritten public offering, the obligations of Parent and Stockholders under this Section 2.9 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.10      Reports Under Exchange Act. With a view to making available to the Stockholders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Stockholder to sell securities of Parent to the public without registration or pursuant to a registration on Form S-3, Parent shall:

(a)  make and keep public information available, as those terms are understood and defined in SEC Rule 144;

(b)  use best efforts to file with the SEC in a timely manner all reports and other documents required of Parent under the Securities Act and the Exchange Act (at any time after Parent has become subject to such reporting requirements); and

(c)  furnish to any Stockholder, so long as the Stockholder owns any Registrable Securities, forthwith upon request (i) a written statement by Parent that it has complied with the reporting requirements of SEC Rule 144 or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after Parent so qualifies); (ii) a copy of the most recent annual or quarterly report of Parent and such other reports and documents so filed by Parent; and (iii) such other information as may be reasonably requested in availing any Stockholder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after Parent has become subject to the reporting requirements under the Exchange Act) or pursuant to such Form S-3 (at any time after Parent so qualifies to use such form).

2.11      Assignment of Registration Rights. The rights to cause Parent to register Registrable Securities pursuant to this Section 2 may be assigned (but only with all related obligations) by a Stockholder to a transferee of such Registrable Securities that (i) is an Affiliate, partner, member, limited partner, retired partner, retired member, or stockholder of a Stockholder; or (ii) is a Stockholder’s Immediate Family Member or trust for the benefit of an individual Stockholder or one or more of such Stockholder’s Immediate Family Members; provided, however, that (x) Parent is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such registration rights are being transferred; (y) such transferee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including the provisions of this Section 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate, limited partner, retired partner, member, retired member, or stockholder of a Stockholder; (2) who is a Stockholder’s Immediate Family Member; or (3) that is a trust for the benefit of an individual Stockholder or such Stockholder’s Immediate Family Member shall be aggregated together and with those of the transferring Stockholder; provided further that all transferees who would not qualify individually for assignment of registration rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Section 2.

12

2.12      Termination of Registration Rights

(a)  The right of any Stockholder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 2.1, Section 2.2, or Section 2.3 shall terminate three (3) years from the Effective Date or if sooner, with respect to any Stockholder who beneficially owns less than two percent (2%) of the Parent’s outstanding capital stock, when all of such Stockholder’s Registrable Securities could be sold without restriction under SEC Rule 144(k).

3.    Miscellaneous

3.1       Successors and Assigns. Except as expressly provided for herein, each Stockholder hereby agrees that it shall not, and may not, assign any of its rights and obligations hereunder. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

3.2       Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

3.3       Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.4       Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

3.5       Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

13

if to Parent, to:

Israel Technology Acquisition Corp.
7 Gush Etzion, 3rd Floor
Givaat Shmuel
Israel 54030
Attention: Israel Frieder, Chief Executive Officer
972-3-532-5918 telephone
972-3-532-5447 telecopy

with a copy to:

Naschitz, Brandes & Co
5 Tuval Street
Tel-Aviv
Israel 67897
Attention: Aaron M. Lampert, Adv.
972-3-623-5000 telephone
972-3-623-5005 telecopy

if to Stockholders, to:

[  ]

with a copy to:

[  ]

3.6       Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of Parent and the Stockholders of a majority of the Registrable Securities then outstanding. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Stockholder without the written consent of such Stockholder, unless such amendment, termination, or waiver applies to all Stockholders in the same fashion. Parent shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 3 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

14

3.7       Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

3.8       Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

3.9       Entire Agreement. This Agreement (including any Schedule hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

3.10     Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

3.11     Other Registration Rights. The Parent shall not grant to any third party any registration rights more favorable than or inconsistent with any of those contained herein, so long as any of the registration rights under this agreement remains in effect.

3.12     Changes in Common Stock. If, and as often as, there is any change in the Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock as so changed.

3.13     Remedies upon Default or Delay. Without limitation of any other remedy available to a Stockholder under applicable law or otherwise, if the Parent shall (1) fail to register Registrable Securities after it shall have been requested to do so by a Stockholder, or (2) fail to perform any of its obligations hereunder and a result of such failure Stockholders have not been able to sell their Registrable Securities, or (3) act or fail to act in any manner such that one or more Stockholders have been delayed in the sale of their Registrable Securities, which delay is not expressly permitted by this Agreement, then any Stockholder adversely affected by such action, failure or delay shall in addition to all other remedies under the law, including a claim for damages, be entitled to a temporary or permanent injunction, without showing any actual damage, and/or a decree for specific performance, in accordance with the provisions hereof.

[Signature page follows]

15

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PARENT:

ISRAEL TECHNOLOGY ACQUISITION CORP.

By:__________________________________
Name:
Title:

STOCKHOLDERS:

By:__________________________________
Name:
Title:

16

SCHEDULE A

Stockholders

Exhibit 10.5

Personal Employment Agreement

This Personal Employment Agreement ("Agreement") is entered into as of January 1, 2006 by and between IXI Mobile (R&D) Ltd., a company organized under the laws of the State of Israel, having its principal office at 17 Ha’Tidhar Str. Raanana (the "Company") and of Gideon Barak (“You” or the "Employee").

WHEREAS Employee previously provided services to the Company, including within the framework of a service management agreement, which agreement has been terminated by agreement between the Company and the Employee as of January 1, 2006; and

WHEREAS the Company desires to engage Employee for its activities as may be defined from time to time, and Employee represents that he has the requisite skill and knowledge; and

WHEREAS the parties desire to set forth herein the terms and conditions of Employee’s engagement by the Company, effective as of the date of this Agreement, as set forth below.

NOW THEREFORE, in consideration of the mutual promises contained herein, and intending to be legally bound, the parties hereto hereby declare and agree as follows:

1.	The position

1.1.
You shall be employed in the position of Chairman of the Company, and within the framework of such position shall also serve as the Chairman of the Company’s parent corporation, IXI Mobile Inc. (the “Parent Company” and the “Position”, respectively). You shall perform such services and duties as are normally incident to the Position and that are commensurate with your background, education and professional standing or as are otherwise requested by the Company’s and/or the Parent Company’s Boards of Directors acting in coordination (the “Board”). You shall work at the direction, and subject to the approval of, and shall report to, the Board.

1.2.
You shall perform your obligations under the Position in such locations as shall be determined by you to be required for the fulfillment of such obligations, provided however that you acknowledge and agree that the performance of your duties hereunder may require significant international travel, including to the Parent Company’s facilities in the U.S. The Company acknowledges and agrees that you are engaged in other business or professional activities, including, without limitation, investing and forming other companies, managing and holding a board seat with various companies and various advisory positions. Subject to the other provisions of this Section 1.2, it is agreed that you are being engaged in a management position which requires a special degree of skill and devotion, and therefore you agree to devote the necessary time for the fulfillment of your duties under the Position You shall perform your duties diligently and in furtherance of the Company's best interest.

1.3.
It is hereby acknowledged and agreed that Employee’s Position in the Company shall be deemed a senior position and/or one which shall require a special degree of trust, and/or is a position which does not enable the Company to supervise the work and rest hours of the Employee, and therefore the provisions of The Work and Rest Hours Law, 1951 (the “Work and Rest Hours Law”), shall not apply to Employee’s employment with Company.

2.	Term and Termination

2.1.
You will commence your duties on the date set forth in Exhibit A (the "Commencement Date"). This Agreement shall commence on the Commencement Date and shall continue until it is terminated as hereafter provided.

2.2.
Either party may terminate this Agreement and the employment relationship hereunder without any reason or explanation at any time by giving the other party 90 days prior notice. Notwithstanding the aforesaid, in the event of a Justifiable Cause (as defined hereafter), the Company shall be entitled to terminate this Agreement immediately and this Agreement and the employment relationship shall be deemed effectively terminated as of the time of delivery of such notice.

The term "justifiable cause" shall mean (a) a serious breach of trust including but not limited to theft, embezzlement, self-dealing, prohibited disclosure to unauthorized persons or entities of confidential or proprietary information of or relating to the Company or your engagement in any prohibited business or business which is competitive to the business of the Company and its subsidiaries or affiliates; (b) any willful failure to perform any of your fundamental functions or duties hereunder which has or is expected to seriously damaged the Company, or (c) any other cause which justifies, according to applicable law, the termination or dismissal of an employee without payment of full severance compensation.

2.3.
During the period following notice of termination by either party, you shall cooperate with the Company and use your best efforts to assist the integration into the Company of the person or persons who will replace you and assume your responsibilities. During the aforesaid period, the employer-employee relationship shall continue and you shall be entitled to full Salary and all benefits as provided for in this Agreement.

3.	Salary

3.1.	The Company shall pay you as compensation for the employment services hereunder, an aggregate monthly compensation set forth in Exhibit A (the “Salary”).

3.2.	The Company shall pay you an additional amount set forth in Exhibit A on account of any and all daily travel expenses to which you may be entitled under applicable law (the “Travel Expenses”).

3.3.	The Salary shall be paid in NIS and linked to the US dollar based on the representative rate of exchange of the US dollar known on the last day of the month to which the Salary relates.

3.4.	Payment of the Salary shall be made no later then the 7th day of each calendar month after the month for which the salary is being paid.

3.5.	The Company shall deduct the required taxes and similar payments from the Salary and from all other payments made to you.

3.6.	Your Salary shall annually reviewed by the Company.

4.	Insurance Scheme and Benefits

4.1.
The Company shall insure you under an accepted "Manager's Insurance Scheme" to be selected by the Company, or, if you resquest so, under your existing "Manager's Insurance Scheme" (the "Insurance Scheme") (provided that in both cases the agent of the Manager’s Insurance Shceme shall be selected by the Company), as follows: (i) the Company shall pay an amount equal to 5% of the Salary towards the Insurance and shall deduct 5% from the Salary and pay such amount towards the Insurance for your benefit; (ii) the Company shall pay an amount of up to 2.5% of the Salary toward disability insurance, and (iii) the Company shall pay an amount equal to 8 1/3% of the Salary towards a fund for severance compensation.

4.2.
The Company shall pay your full Salary, including Insurance Scheme, social benefits and fringe benefits, during the period of your military reserve service (national Insurance Institute payment in connection with such military reserve duty shall be retained by the Company), subject to your submitting of the necessary relevant documentation.

4.3.
The Company and you shall maintain an advanced study fund (“Keren Hishtalmut”). The Company shall contribute to such Fund an amount equal to 7.5% of the Salary, and you shall contribute to such fund an amount equal to 2.5% of the Salary. You hereby instruct the Company to transfer to such fund the amount of your contribution from each monthly Salary payment.

4.4.
It is clarified that the amount deducted from your payroll in connection with the lease and use of the automobile (if applicable) as set forth in section 5.4, will not be considered a part of the Salary in connection with Insurance Scheme and all benefits specified in this section.

5.	Additional Benefits

5.1.	You shall be entitled to be reimbursed for your necessary and actual business expenses in accordance with the Company’s policies, as the same shall change from time to time.

5.2.
You shall be entitled to that number of vacation days per year as set forth in Exhibit A. In the event that your activities on behalf of the Company shall preclude or limit your ability to take all or part of such vacation in any year, you shall be entitled to the balance of such vacation only in the next succeeding year or, if unable to take the balance in that next succeeding year, to receive an amount equal to the rate of salary then applicable to the vacation time not taken during such year.

5.3.	You shall be entitled to sick leave and Recreation Pay (“Dmei Havra'a”) pursuant to applicable law.

5.4.
At your option, and subject to the Company’s Agreement Regarding the Use of Rented/Leased Automobiles by Employees (the “Automobile Agreement”), the Company will grant you the right to use an automobile for the period of your employment and cover the expenses associated therewith as specified in the Automobile Agreement, and in such case, your Salary shall be decreased as set forth in Exhibit A. If and so long as you are furnished with an automobile as described above, you shall not be entitled to any Travel Expenses or to similar costs under any applicable law.

6.	Confidential Information, Invention Assignment, Competition and Solicitation

You hereby acknowledge and represent that you have read and understood, and that you will comply with, the Confidential Information, Invention Assignment, Competition and Solicitation Undertaking attached hereto as Exhibit B, which constitutes an integral part of this Agreement.

7.	Transition to Service Agreement

Company and Employee confirm and agree that, upon Employee’s request and at his option, Employee’s employment shall be terminated, without the requirement of prior notice, and Employee shall instead be immediately therafter providing services to the Company in the same position, scope and responsibilities pursuant to a service management agreement (the “Service Management Agreement”) in a mutually agreeable form similar to the terms of this Agreement except that (i) employer/employee relationship shall not exist in such relationship; (ii) sums payable to You shall be made against a duly issued tax invoice of any designated corporation controlled by You and which shall be designated by You from time to time,; (iii) the result of such change in the nature of relationship to a Service Management Agreement shall not result in any additional cost, liability or expense to the Company; (iv) all undertakings in Proprietary Information, Invention Assignment, Competition and Solicitation Undertaking shall remain unchanged. For the removal of doubt, it is hereby clarified that the change in the nature of the relationship between You and the Company to a Service Management Agreement under the circumstances set forth in this Section 7 shall not constitute a termination for purposes of any share option plan in effect at such time and/or any share option agreement entered into between Employee and the Company.

8.	General

8.1.	The preamble and Exhibits to this Agreement constitute an integral part thereof. Headings are included for reference purpose only and are not to be used in interpreting this Agreement.

8.2.
Each party represents and warrants to the other party that the execution of this Agreement and the fulfillment of its terms (i) will not constitute a breach of, or conflict with, any agreement to which such party is a party, or other undertaking by which it is bound, and (ii) do not require the consent of any person or entity.

8.3.
All notices in connection with this Agreement may be given orally, in writing or in any other form, whether at the Company’s offices or facilities, to the addresses set forth herein, or at any other appropriate location or address. Without derogating from the above, all notices in connection with this Agreement shall be deemed to have been delivered to the other party: (1) after three business days from the date of mailing, if sent by registered mail, (2) upon actual delivery or proof of delivery at the address of the addressee (in case of a refusal to accept it) if delivered by hand, or (3) upon electronic confirmation of receipt, if delivered by fax or other electronic means.

8.4.
No failure or delay of either party in exercising any power or right hereunder shall in any way restrict or diminish such party's rights and powers under this Agreement, or constitute a waiver of any breach by either party of any terms of conditions hereof.

8.5.
Any determination of the invalidity or unenforceability of any provision of this Agreement shall not affect the remaining provisions hereof unless the business purpose of this Agreement is substantially frustrated thereby. Should any of the terms contained herein (including in the Exhibits) be held to be excessively broad, such provision shall be construed in a manner so as to enable its enforcement to the extent permissible under applicable law.

8.6.
This Agreement constitutes the entire understanding and agreement between the parties and supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented other than by a subsequent writing executed by both parties. The provisions of this Agreement are in lieu of any collective bargaining agreement, and therefore, subject to applicable law, no collective bargaining agreement shall apply with respect to the relationship between the parties.

8.7.	The laws of the State of Israel shall govern this Agreement and the competent courts of Tel Aviv shall have sole and exclusive jurisdiction in any matter arising out of or relating to this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

/s/ Amit Haller	/s/ Gideon Barak
IXI Mobile (R&D) Ltd. By: Amit Haller Title: CEO	Employee Name: Gideon Barak

Exhibit A

To Personal Employment Agreement between
IXI Mobile (R&D) Ltd. and the employee whose name is set forth herein

Name of Employee:	Gideon Barak

ID No. of Employee:	054500434

Address of Employee:	13 Hagana Street, Ra’anana, 43422

Date of Employment Agreement:	As of January 1, 2006

Date on which Employee commenced employment with the Company:	January 1, 2006

Salary:	The Gross Amount which brings the total cost to the Company to $17,500, taking into consideration also the following: Managers Insurance; Keren Hishtalmut; Vacation Days; Havraa; the car deduction and its attributed income; and any mandatory deductions under applicable law

Vacation Days Per Year:	24

*
The Salary and Travel Expenses together shall be deemed to be the Salary for any and all purposes under this agreement and applicable law. If and for so long as you should choose to use a Company (leased) car, your Salary will be: (i) decreased by the amount (“deduction”) specified in the Company’s Automobile Policy, and (ii) increased by the amount which otherwise would have been paid to you as Travel Expenses.

/s/ Amit Haller	/s/ Gideon Barak
IXI Mobile (R&D) Ltd. By: Amit Haller Title: CEO	Employee Name: Gideon Barak

Exhibit B

To Personal Employment Agreement between
IXI Mobile (R&D) Ltd. and Gideon Barak (“you” or the “Employee”)

Proprietary Information, Invention Assignment, Competition and Solicitation Undertaking

As a condition of my employment with IXI Mobile (R&D) Ltd., its subsidiaries, parent company(ies), affiliates, successors or assigns (together - the “Company”), and in consideration for such employment and the compensation paid to me by the Company, I hereby agree to the following:

1.	Confidential and Proprietary Information

1.1.
I acknowledge and agree that I may have access to confidential and proprietary information concerning the business and financial activities of the Company and information and technology from the Company's product research and development, including without limitation, the Company's banking, investments, investors, properties, employees, marketing plans, customers, suppliers, trade secrets, test results, processes, data, know-how, improvements, inventions, techniques and products (actual or planned). Such information, whether written, oral or in any medium or form (including any confidential or proprietary information received from third parties under the Company’s obligation to maintain the confidentiality of such information), shall be referred to as "Proprietary information".

1.2.
Proprietary Information shall NOT include information that I can show by competent documentary evidence (i) was known to me prior to my association with the Company and can be so proven by documentation; (ii) shall have become a part of the public knowledge except as a result of my breach of this Agreement; or (iii) reflects information and data generally known in the industries or trades in which the Company operates.

1.3.
I agree and declare that all Proprietary Information, patents, trademarks, copyrights and other rights in connection therewith shall be the sole property of the Company and its assigns. At all times, both during my engagement by the Company and after its termination, I will keep in confidence and trust all Proprietary Information, and will not use or disclose any Proprietary Information or anything relating to it without the written consent of the Company except as may be necessary in the ordinary course of performing my duties hereunder.

1.4.
Upon termination of my employment with the Company, I will promptly deliver to the Company all documents and materials of any nature pertaining to my work with the Company, and will not take with me any documents or materials or copies thereof containing any Proprietary Information.

2.	Disclosure and Assignment of Inventions

2.1.
From and after the date I first became employed with the Company, I undertake and covenant that I will promptly disclose in confidence to the Company any and all inventions, improvements, designs, concepts, techniques, methods, systems, processes, know how, computer software programs, databases, mask works and trade secretsof any kind whatsoever, whether or not patentable, copyrightable or protectible as trade secrets, that are made or conceived or first reduced to practice or created by me, either alone or jointly with others, during the period of my employment (whether or not in the course of my employment) (“Inventions”).

2.2.
I further agree that all Inventions that (a) are developed using equipment, supplies, facilities or trade secrets of the Company, (b) result from work performed by me for the Company, or (c) relate to the Company's business or current or anticipated research and development, are and will be the sole and exclusive property of the Company ("Company Inventions").

2.3.
I hereby irrevocably transfer and assign to the Company all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights in any Company Invention, and any and all moral rights that I may have in or with respect to any Company Invention.

2.4.
I agree to assist the Company, at the Company's expense, in every proper way to obtain for the Company and enforce patents, copyrights, mask work rights, and other legal protections for the Company's Inventions in any and all countries, and will sign any documents that the Company may reasonably request for use in obtaining or enforcing such patents, copyrights, mask work rights, trade secrets and other legal protections. In the event that I do not, for any reason, execute such documents within a reasonable time of the Company’s request, I hereby irrevocably appoints the Company as my attorney-in-fact for the purpose of executing such documents on my behalf, which appointment is coupled with an interest.

3.	Competition and Solicitation of Employees and Customers

In order to protect the Company’s goodwill and its proprietary and other legitimate interests, including, but not limited to, Proprietary Information, Company Inventions, and the Company’s ability to invest the necessary time and resources in its business, research and development, and in its present and future employees, including myself (including such employees’ formal and informal training and the development of their skills, knowledge and experience), I hereby agree and undertake as follows:

3.1.
I will not, so long as I am employed by the Company and for a period of six (6) months following termination of my employment for whatever reason, directly or indirectly, on behalf of myself or any person, firm, partnership, joint venture, corporation or other business entity (“Person”), either for my own account, or as an advisor, partner, joint venturer, executive, agent, consultant, licensor, licensee, salesperson, officer, director or shareholder of a Person, engage in any business or venture that directly competes with the business of the Company.

3.2.
For a period of six (6) months immediately following the termination of my employment with the Company for any reason, whether with or without cause, I shall not either directly or indirectly solicit, induce, recruit or encourage any of the Company's senior management employees to leave their employment, or take away such employees, nor will I interfere with or disrupt or attempt to disrupt the Company’s business relationship with any of its customers, partners, shareholders or suppliers.

Date:

/s/ Gideon Barak
Signature

Name of Employee: Gideon Barak

Exhibit 10.6
Addendum to Employment Agreement

This Addendum dated February 28, 2006, to the Employment Agreement by and between IXI Mobile (R&D) Ltd. (the “Company”) (a subsidiary of IXI Mobile Inc., the “Corporation”) and Gideon Barak (“Employee”) entered into effective as of January 1, 2006 (the “Employment Agreement”) is entered into by and between Company and Employee  (the “Addendum”).

Whereas:	Employee has been engaged by Company since 2000, and since January 1, 2006 is engaged pursuant to the Employment Agreement;

Whereas:
The parties have agreed that, as of the date of the closing of the contemplated merger transaction (the “Addendum Effective Date” and the “Closing”, respectively), among the Corporation, the Israel Technology Acquisition Corp., and the ITAC Acquisition Subsidiary Corp. (the “Group”) and subject thereto, the terms and position of the Employee’s employment shall automatically be modified and the Employment Agreement amended, in accordance with the terms set forth below.

Therefore, it is hereby stipulated and agreed between the parties as follows:

1.	The preface to this Addendum constitutes an indivisible and integral part thereof.

2.
Unless otherwise defined herein, the capitalized terms appearing herein shall have the meanings attributed to them in the Employment Agreement or, where expressly so indicated, in the Agreement and Plan of Merger entered into as of February 28, 2006 (the “Merger Agreement”).

3.
Starting on the Addendum Effective Date the position of the Employee shall change to co-Chairman of the Group and any reference to Chairman in Employee’s Employment Agreement shall as of the Addendum Effective Date change to “co-Chairman”. Employee agrees that changing his position to “co-Chairman” will not be considered as a just cause for termination by the Employee.

4.	As of the Addendum Effective Date, the terms of Employee’s engagement shall be modified as follows:

4.1.	Annual Bonus

4.1.1.
In addition to the Salary and all other rights and benefits provided for under Exhibit A of the Employment Agreement, and commencing with the 2006 calendar year, the Employee shall be entitled to an annual bonus for each calendar year in which he was employed in a gross amount calculated as follows(the “Annual Bonus”):

A gross amount equal to 2% (two percent) of that portion of the Group’s net income (as such term is defined in Section 2.15 of the Merger Agreement) which exceeds the amount of the net incomeof the Group in the immediately preceding calendar year (the “Profit Increase”).

For the removal of doubt, it is hereby clarified that the baseline for the calculation of the Profit Increase for the 2006 calendar year shall be the net income of the Corporation in 2005 calendar year and if the financial statements of the Corporation for 2005 show no net income then the baseline amount shall be zero.

4.1.2.
The Annual Bonus shall be paid within five (5) Business Days following the filing of the Parent’s Annual Report on Form 10K with the Securities and Exchange Commission for the relevant year. Subject to the provisions of Section 4.3 of this Addendum, in the event of a termination of the Employment Agreement prior to completion of any calendar year and/or prior to the publication of the financial statements for a given calendar year, Employee shall be entitled to the proportionate share of the Annual Bonus and the Target Bonuses (based upon a calculation of the applicable bonus for the entire calendar year in which the Employment Agreement has been terminated), as the case may be, which shall be paid within the timeframe provided for in the Addendum.

4.2.	Target Bonuses

Options

4.2.1.
Immediately following the Closing, the Board of Directors of the Parent shall grant Employee options to purchase 750,000 shares of the Parent's Common Stock (the "Additional Options") which shall vest in accordance with the following terms:

4.2.1.1.
Upon reaching the 2007 Net Profit Target (as defined in, and in accordance with the terms of, the Merger Agreement), an aggregate number of Additional Options shall vest equal to 150,000 multiplied by a fraction (A) the numerator of which shall be the excess of Parent’s net income of the calendar year ending December 31, 2007 over $15,000,000 and (B) the denominator of which shall be $10,000,000. In no event shall the fraction in the preceding sentence exceed one (1); any of the foregoing Additional Options not vested in accordance with the foregoing shall expire and be of no further effect; and

4.2.1.2.
Upon reaching the 2008 Net Profit Target (as defined in, and in accordance with the terms of, the Merger Agreement) an aggregate number of Additional Options shall vest equal to 150,000 multiplied by a fraction (A) the numerator of which shall be the excess of Parent’s net income for the calendar year ending December 31, 2008 over $20,000,000 and (B) the denominator of which shall be $25,000,000. In no event shall the fraction in the preceding sentence exceed one (1); any of the foregoing Additional Options not vested in accordance with the foregoing shall expire and be of no further effect; and

4.2.1.3.
450,000 of the Additional Options, a third of which shall vest upon and be conditional upon achievement of each of the First Share Price Trigger (150,000 Additional Options), the Second Price Trigger (150,000 Additional Options), and the Third Price Trigger (150,000 Additional Options) (as each term is defined in, and in accordance with the terms of, the Merger Agreement). Provided, however, that the First Share Price Trigger, the Second Price Trigger, and the Third Price Trigger shall be deemed to have occurred only if such relevant Share Price shall have remained during any twenty (20) Trading Days during any thirty (30) consecutive Trading Day period at any time during the period commencing on the Closing and ending on the fourth anniversary thereof. Upon the fourth anniversary from Closing, any Additional Options not vested in accordance with the foregoing shall expire and be of no further effect.

4.2.2.
The foregoing vesting schedule shall be accelerated in every event where the Holders and the Derivative Holders (as such terms are defined in the Merger Agreement) shall be entitled to acceleration of the issuance of any Additional Shares (as such term is defined in the Merger Agreement).

4.2.3.
The Additional Options shall be granted pursuant to the Parent’s employee share option plan to be established under Section 102 of the Israel Tax Ordinance. The exercise price of the Additional Options shall be US$5.00 (five US dollars) per share of Parent’s Common Stock issuable upon such exercise

Cash Bonuses

2

4.2.4.	In addition to the Additional Options, Employee shall be entitled to the following cash bonuses:

4.2.4.1.
a cash bonus in the gross amount of US $200,000 (two hundred thousand US dollars) upon achievement of the First Share Price Trigger during any twenty (20) Trading Days during any thirty (30) consecutive Trading Day period at any time during the period commencing on the Closing and ending on the fourth anniversary thereof (the "Share Price Bonus"); and

4.2.4.2.
a cash bonus of the gross amount of up to US$800,000 (eight hundred thousand US dollars) (“Second Bonus”) upon the employee becoming entitled to the Share Price Bonus under 4.2.4.1 above and the occurrence of any one of the following conditions, as follows: (i) if the Parent receives funds upon the exercise of warrants outstanding on the date of the Merger Agreement to acquire shares of Parent Common Stock (“Parent Warrants”) of no less than US$ 45 million, the Employee shall be entitled to the full amount of the Second Bonus; (ii) if the Parent’s Board calls for the cashless exercise of the lower of (a) all outstanding Parent Warrants or (b) 69% of the Parent Warrants, the Employee shall be entitled to the full amount of the Second Bonus; and (iii) if Parent receives proceeds from the exercise of Parent Warrants in the amount of less than US$45 million, then a proportionate amount of the Second Bonus shall be payable to Employee - the sum of which shall be calculated by multiplying the Second Bonus by a fraction, the numerator of which shall be the amount of such proceeds and the denominator of which shall be US$45 million. Sums payable under (iii) above shall be calculated and payable on an annual basis and shall be deemed on account of payments due under (i) and (ii) above. Under no event will the aggregate amount payable to Employee under this subsection 4.2.4.2 exceed US$800,000.

4.2.5.
(a) cash bonuses in the gross amount of US $200,000 (two hundred thousand US dollars) each for the achievement of each of the (i) the Revenue Target (as defined in the Merger Agreement) during calendar year 2006; (ii) the Second Price Trigger; and (iii) the Third Price Trigger; (b) upon reaching the 2007 Net Profit Target, a cash bonus in the gross amount of US$200,000 (two hundred thousand US dollars) multiplied by a fraction (A) the numerator of which shall be the excess of Parent’s net income of the calendar year ending December 31, 2007 over $15,000,000 and (B) the denominator of which shall be $10,000,000. In no event shall the fraction in the preceding sentence exceed one (1); (c) Upon reaching the 2008 Net Profit Target, a cash bonus in the gross amount of US$200,000 (two hundred thousand US dollars) multiplied by a fraction (A) the numerator of which shall be the excess of Parent’s net income for the calendar year ending December 31, 2008 over $20,000,000 and (B) the denominator of which shall be $25,000,000. In no event shall the fraction in the preceding sentence exceed one (1). The bonuses included in this Section shall be referred herein as the “Target Bonuses”.

Provided, however that the Second Price Trigger, and the Third Price Trigger shall be deemed to have occurred only if such relevant Share Price shall have remained during any twenty (20) Trading Days during any thirty (30) consecutive Trading Day period at any time during the period commencing on the Closing and ending on the fourth anniversary thereof.

4.3.	Section 2.2 of the Employment Agreement shall be amended and restated as follows:

2.2 Company and Employee may terminate this Agreement at any time and for any reason upon 90 days’ prior written notice to the other party (the “Termination Notice”).

3

In the event that (i) the Company terminates this Agreement for any reason, other than a Termination for Cause (defined below); or (ii) the Employee terminates this Agreement for Justifiable Reason (defined below), Employee shall be entitled to the following:

(a) Salary and benefits set forth in Sections 3, 4, and 5 of the Employment Agreement which would have been due to him in a twelve-month period following the furnishing of the Termination Notice (the “Severance Period”); and

(b) un-expired Additional Options not yet vested as of the effective date of termination shall not expire and shall vest upon the triggering events, if applicable, set forth in Section 4.2.1 even if those occur after termination; and

(c) immediate vesting upon the effective date of termination of all unvested Corporation Options (defined below);

(d) extension of the exercise period of all Corporation Options and all vested Additional Options to the full term of said options pursuant to the relevant share option plan in place with regard to said options, and in the absence of a provision in the share option plan in this regard, the full term of said options shall be 10 years or earlier upon so called "Change of Control" events as set forth in the Company's Israeli Share Option Plan ("Plan"); upon a so called "Change of Control" event such Corporation Options and Additional Options shall be subject to adjustment/swap/early exercise in the same manner as other Options subject to the Plan.

(e) Target Bonuses and Annual Bonuses which would have been due to him during the Severance Period; In the event that such Severance Period ends prior to completion of any calendar year and/or prior to the publication of the financial statements for a given calendar year, Employee shall be entitled to the proportionate share of the Annual Bonus and the Target Bonuses (based upon a calculation of the applicable bonus for the entire calendar year in which the Severance Period ends), as the case may be, which shall be paid within the timeframe provided for herein.

In addition to the foregoing, in the event that the First Share Price Trigger during any twenty (20) Trading Days during any thirty (30) consecutive Trading Day period is achieved following the effective date of termination, but before the lapse of the fourth anniversary from Closing, the Company's obligation to pay Employee the Share Price Bonus and the Second Bonus shall survive said termination and be payable upon the meeting of any of the conditions in accordance with Section 4.2.4.1 and 4.2.4.2 as applicable.

For the avoidance of doubt, the 90-day notice period set forth in the first paragraph of Section 2.2 above shall overlap with the Severance Period.

“Termination for Cause” shall mean a termination by the Company as a result of (i) a material breach by the Employee of the Employment Agreement which is not cured by the Employee within thirty (30) days after his receipt of notice thereof from the Company; and/or (ii) any action by the Employee to intentionally harm the Company which is not rectified by the Employee within thirty (30) days after his receipt of notice thereof from the Company (iii) any act of moral turpitude by Employee or action by the employee to intentionally harm the Corporation.

“Justifiable Reason” shall mean (i) an action by the Company to substantially change the functions, rights or duties of the Employee; and/or (ii) a material breach by the Company of any of the provisions of this Agreement, as amended by the Addendum, which is not cured within thirty (30) days of the date the Company was notified, in writing, of such breach; and/or (iii) a requirement by Company that the Employee relocate to a business location outside of Israel; and/or (iv) any action by the Company to intentionally harm the Employee which is not rectified by the Company within thirty (30) days after its receipt of notice thereof from the Employee.

4

4.4.
In the event of (i) a Termination for Cause; or (ii) a termination by Employee of the Employment Agreement other than for Justifiable Reason , then Employee shall only be entitled to (a) Salary and benefits set forth in Sections 3, 4 and 5 of the Employment Agreement and (b) Annual Bonuses, Target Bonuses, Share Price Bonus, Second Bonus, and Additional Options (subject to vesting events and conditions precedent set forth in this Addendum ), which would have been due to him in a three-month period following the furnishing of the Termination Notice. Any Additional Options and Corporation Options vested prior to expiry of the three months period shall be exercisable no later than 6 months following such date or earlier upon so called "Change of Control" events as set forth in the Company's Plan; upon a so called "Change of Control" event such Corporation Options and Additional Options shall be subject to adjustment/swap/early exercise in the same manner as other options subject to the Plan.

4.5	Pre-Closing Shares

4.5.1.
Immediately prior to the Closing, and as a bonus to Employee for his efforts in connection with the consummation of the transactions contemplated by the Merger Agreement, the Board of Directors of the Corporation shall issue to the Employee that number of shares of the Corporation’s Common Stock, pursuant to the Corporation’s share option plan established under Section 102 of the Israel Tax Ordinance (the “Shares”), which upon conversion to shares of Common Stock of the Parent shall equal 216,000 shares of the Parent’s Common Stock

4.5.2.
With regard to options presently held by Employee to purchase Common Stock in the Corporation (the “Corporation Options”), Employee hereby waives any acceleration or other rights pertaining to any securities held by him which may be triggered by the merger transaction among the Group.

5.
The parties hereto confirm that the Employee has engaged, and shall continue to engage, in other business or professional activities as set forth in Section 1.2 of the Employment Agreement and that he shall continue to devote the same portion of his business time to the fulfillment of his duties towards the Company as he has done prior to the date hereof.

6.
The provisions of this Addendum are subject to the Closing and are in amendment of the provisions of the Employment Agreement. In the event of an inconsistency between the provisions of the Employment Agreement and the provisions of this Addendum, the provisions of this Addendum shall prevail.

7.	For the removal of doubt it is hereby clarified that, other than as specifically amended hereby, the provisions of the Employment Agreement shall remain in full force and effect.

8.
Employee confirms that for purposes of severance pay under Israeli law and/or his Employment Agreement, his employment period commences on January 1, 2006 and any service provided by Employee to the Company prior to such date in any capacity shall not be deemed a period of employment for severance pay purposes. Employee hereby fully and forever waives any claims and/or demands for severance pay for the period preceding January 1, 2006. Employee further confirms that other than an outstanding debt which, as of the date of signing this Addendum amounts to US$261,000 (two hundred sixty one thousand US dollars) and reimbursement of expenses in the ordinary course of business, the Company or any of its affiliated entities, including the Corporation, has no outstanding debts and liabilities to the Employee arising under any relationship with the Company preceding the signing date of this Addendum and that he has no claims, demands and requests from the Company for any such debts and liabilities. For the removal of doubt, it is hereby clarified that the foregoing confirmation does not apply to any debt or liability that may arise following the date of signing of this Addendum.

9.
If Employee converts his Employment Agreement into a Service Management Agreement under Section 7 of his Employment Agreement, then this Addendum shall be adjusted accordingly so as to apply to such alternative legal relationship with the Employee at no additional cost or expense upon the Group.

5

IN WITNESS WHEREOF, the parties hereto have hereby duly executed this Addendum on the day and year first set forth above.

IXI Mobile (R&D) Ltd.	/s/ Gideon Barak
By: /s/ Amit Haller	Gideon Barak

We agree to the above:

/s/ Israel Frieder
Israel Technology Acquisition Corp.

6

Exhibit 10.7

EMPLOYMENT AGREEMENT

This Employment Agreement is effective as of March 1, 2001 ("Effective Date"), by and between IXI Mobile, Inc., a Delaware Corporation (the "Corporation"), and Amit Haller, an individual of Belmont, CA (the "Employee").

W I T N E S S E T H:

WHEREAS, the Corporation desires to employ the Employee as its President and Chief Operating Officer ("President & CEO"), and the Employee desires to be employed by the Corporation as its President & CEO, on the terms and conditions set forth below:

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants herein contained, the parties hereto agree as follows:

1. <u>EMPLOYMENT; DUTIES</u>

1.1 The Corporation hereby employs the Employee, and the Employee hereby accepts employment, as the President & CEO of the Corporation on the terms and conditions set forth below.

1.2 Employee shall supervise and have responsibility for all affairs and operations of the Corporation, including performing such other services and duties as are normally incident to the position held by the Employee and are commensurate with Employee's background, education and professional standing or as are requested of the Employee by the Board. In carrying out these functions, Employee shall work at the direction of and subject to the approval of, and shall report to, the Board of Directors of the Corporation.

1.3 Unless otherwise agreed between the parties, the Employee shall perform his duties hereunder at the Corporation's facilities in the US, provided, however, that Employee acknowledges and agrees that the performance of his duties hereunder may require significant international travel, including to Full Access' facilities (the Corporation's subsidiary) in Israel.

1.4 The Employee understands and acknowledges that his services to the Corporation are essential and that managing the business and affairs of the Corporation shall require dedication and a substantial portion of his business time. The Employee is being employed in a management position, which requires a special degree of skill and devotion, and therefore Employee will devote the necessary time for the fulfillment of Employee's duties. It is agreed that the compensation referred to in this Agreement shall cover any additional time devoted by the Employee in excess of normal business hours, and no overtime shall be payable.

2. <u>TERM</u>

P-1940\01\employ1.agr

- b -

The Employee's employment with the Corporation shall commence on the Effective Date and shall continue through the fourth anniversary thereof ("Initial Term of Employment"), unless sooner terminated as hereinafter provided. At the end of the Initial Term of Employment this Agreement shall be automatically extended for subsequent one (1) year periods, unless each party shall notify the other party, no later than six (6) months prior to the expiration of the Initial Term of Employment or any subsequent term, that it wishes not to renew this Agreement.

3. COMPENSATION AND BENEFITS

3.1 As compensation for the performance of his duties on behalf of the Corporation, the Employee shall be compensated as follows:

(a) Annual Salary. The Corporation shall pay the Employee an annual salary ("Salary") of two hundred thousand US dollars (US$200,000). The Salary shall be payable not later than the 5th day of each month with respect to the preceding month, in accordance with the Corporation's payroll practices. The Employee shall be entitled to an annual bonus of US$50,000, payable on each anniversary of the date of commencement of employment, on account of the preceding year. Without derogating from the preceding sentence, the Board shall undertake an evaluation of the Employee's performance from time to time, and in all events at the end of each calendar year, and, subject to applicable law, may increase the Salary or grant Employee additional bonus or bonuses, if and in such amounts as the Board, in its sole and absolute discretion, shall determine, based on the then prevailing circumstances.

(b) Vacation. The Employee shall be entitled to twenty-four (24) days of paid vacation annually during the term of this Agreement (prorated for any partial calendar year during which he is employed hereunder). The Employee may carry forward any unused portion of any such vacation for three (3) years.

(c) Leave due to illness. The Employee shall be entitled to twenty (20) days of leave of absence due to his illness. Such days of leave of absence may be carried forward for three (3) years but shall not be redeemable.

(d) Telephone. The Corporation will provide Employee with a mobile telephone and pay or reimburse the Employee for the telephone charges billed to such mobile phone during the term of his employment after reduction by Employee for any itemized personal calls.

(e) Benefit Plans Subject to the approval of the benefits plans by the Board of Directors, the Employee will be eligible to participate in the Corporation's benefit plans, including health, dental and insurance.

The Corporation shall withhold all applicable taxes, insurance payments and such other amounts as may be required by law or agreed upon by the parties with respect to the compensation payable to the Employee pursuant to this Agreement.

P-1940\01\employ1.agr

- c -

3.2 The Corporation shall pay or reimburse Employee for all normal, usual and necessary expenses incurred or paid by Employee in the performance of his duties hereunder in accordance with such Expense Reimbursement Policy as may from time to time be adopted by the Board.

4. REPRESENTATIONS AND WARRANTIES BY THE EMPLOYEE

The Employee hereby represents and warrants to the Corporation as follows:

4.1 Neither the execution and delivery of this Agreement nor the performance by the Employee of his duties and other obligations hereunder violate or will violate any statute, law, determination or award, or conflict with or constitute a default under (whether immediately, upon the giving of notice or lapse of time or both) any prior employment agreement, contract, or other instrument to which the Employee is a party or by which he is bound.

4.2 The Employee has the full right, power and legal capacity to enter and deliver this Agreement and to perform his duties and other obligations hereunder. This Agreement constitutes the legal, valid and binding obligation of the Employee enforceable against him in accordance with its terms. No approvals or consents of any persons or entities are required for the Employee to execute and deliver this Agreement or perform his duties and other obligations hereunder.

5. REPRESENTATIONS AND WARRANTIES BY THE COMPANY

The Corporation hereby represents and warrants to the Employee as follows :

5.1 The Corporation has the full right, power and legal capacity to enter and deliver this Agreement and to perform all its obligations hereunder. This Agreement constitutes the legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms. All approvals and consents of the Corporation's stockholders or Board of Directors required according to the Delaware General Corporation Law,, have been properly received in order for the Corporation to execute and deliver this Agreement or perform its other obligations hereunder.

5.2 Neither the execution and delivery of this Agreement nor the performance by the Corporation of its obligations hereunder violates or will violate any statute, law, determination or award, or conflict with or constitute a default under (whether immediately, upon the giving of notice or lapse of time or both) any agreement, contract, or other instrument to which the Corporation is a party to or by which it is bound.

6. NON-COMPETITION

P-1940\01\employ1.agr

- d -

6.1 The Employee understands and recognizes that his services to the Corporation are special and unique and agrees that during the term of his employment under this Agreement and for a period of six (6) months after the termination of this Agreement he shall not in any manner, directly or indirectly, on behalf of himself or any person, firm, partnership, joint venture, Corporation or other business entity ("Person"), either as an individual for his own account, or as an employee, partner, joint venturer, executive, agent, consultant, licensor, licensee, salesperson, officer, director or shareholder of a Person, enter into or engage in any business which is in direct competition with the business of the Corporation during the term hereof.

6.2 For a period of one year after the termination of this Agreement, the Employee shall not interfere with or disrupt or attempt to disrupt the Corporation's business relationship with any of its customers, partners, shareholders or suppliers, or solicit any of the employees of the Corporation.

7. CONFIDENTIAL INFORMATION

7.1 The Employee agrees that during the course of his employment or at any time after expiration or termination thereof, he will not disclose or make accessible to any Person, any information of the Corporation which is, by its nature, confidential, including, without limitation, information concerning products, services and technology, both current and under development, promotion and marketing programs, lists, trade secrets and other confidential and proprietary business information (collectively, "Confidential Information") of the Corporation, except to the extent required by law. The Employee shall not use any such information, directly or indirectly, for himself or others except as required in connection with employee's duties to the Corporation. The Employee agrees to return all such material and reproductions thereof (whether or not merged with other works) in his possession to the Corporation promptly upon request and in any event immediately upon termination of employment. For purposes of this Agreement, Confidential Information shall not include information which (i) is in, or enters the public domain otherwise than by reason of a breach of this Agreement by Employee; or (ii) was known to Employee prior to the commencement of his association with the Corporation either as an employee or a director.

7.2 The Employee hereby assigns to the Corporation all right, title and interest he may have or acquire in all inventions, including patent rights ("Inventions") developed by the Employee and which are directly related to the business of the Corporation, during his employment by the Corporation, and agrees that all such Inventions shall be the sole property of the Corporation and its assigns, and the Corporation and its assigns shall be the sole owner of all patents, copyrights and other rights in connection therewith. Employee further agrees to assist the Corporation in every proper way (but at the Corporation's expense) to obtain and from time to time enforce patents, copyrights or other rights on said Inventions in any and all countries.

8. TERMINATION.

P-1940\01\employ1.agr

- e -

8.1 The Employee's employment hereunder shall commence on the effective date of this Agreement, and shall continue in accordance with Section 2 hereof unless sooner terminated upon the first to occur of the following events:

(a) The death or disability of the Employee (for purposes of this Section 8, "disability" shall be deemed to have occurred if Employee is unable, due to any physical or mental disease or condition, to perform his normal duties of employment for 90 consecutive days or 180 days in any 12-month period);

(b) Termination by the Board for just cause. Any of the following actions or omissions by the Employee shall constitute just cause:

(i) Material breach by the Employee of Section 6 or Section 7 of this Agreement which Employee knew, or should have known, would be adverse to the Corporation;

(ii) Material breach by the Employee of any provision of this Agreement other than Section 6 or Section 7 which is not cured by the Employee within thirty (30) days after his receipt of notice thereof from the Corporation containing a description of the breach or breaches alleged to have occurred; or

(c) Termination by the Employee for just cause. Any of the following actions or omissions by the Corporation shall constitute just cause:

(i) Material breach by the Corporation of any provision of this Agreement which is not cured by the Corporation within thirty (30) days after its receipt of notice thereof from the Employee containing a description of the breach or breaches alleged to have occurred;

(iii) Requirement by the Corporation that Employee relocate to a business location outside of the USA; or

P-1940\01\employ1.agr

- f -

(d) The Corporation may terminate this Agreement and employment relationship hereunder without any reason or explanation at any time by giving the Employee three (3) months prior written notice. Subject to the following sentence, during such notice period Employee shall cooperate with the Company and use his best efforts to assist the integration into the Company's organization of the person or persons who will assume the Employee's responsibilities. Subject to Employee's entitlment to the compensation as set forth in Section 8.2, the Corporation, at its sole discretion, may immediately terminate this Agreement, the employment of Employee and any employer-employee relationship immediately.

(e) The Employee may terminate this Agreement and employment relationship hereunder without any reason or explanation at any time by giving the Corporation three (3) months prior written notice.

8.2 Upon termination of this Agreement pursuant to Section 8.1(b) above, the Employee shall be entitled to receive the Salary accrued but unpaid as of the date of termination and any other payments required hereunder and by law. Upon termination of this Agreement pursuant to Sections 8.1 (a); 8.1(c); and 8.1(d) above, the Employee (or his estate or guardian, as applicable) shall be entitled, in addition to the compensation payable upon termination pursuant to Section 8.1 (b) as detailed above, to severance pay consisting of continuation of Employees then current Salary, as well as all other compensation and benefits due to Employee under the Agreement, including, without limitation, Section 3, for a period of six(6) months from the date of termination of this Agreement.

9. NOTICES

Any notice or other communication under this Agreement shall be in writing and shall be deemed to have been given: when delivered personally against receipt therefor; one day after delivery by facsimile when followed by a hard copy thereof; two (2) days after being sent by any overnight delivery courier; or three (3) days after being mailed registered or certified mail, postage prepaid, return receipt requested, to either party at the address set forth above, or to such other address as such party shall give by notice hereunder to the other party.

10. MISCELLANEOUS

If any provision of this Agreement shall be declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced in whole or in part, the remaining conditions and provisions or portions thereof shall nevertheless remain in full force and effect and enforceable, and no provision shall be deemed dependent upon any other covenant or provision unless so expressed herein. This Agreement contains the entire agreement of the parties relating to the subject matter hereof, and the parties hereto have made no agreements, representations or warranties relating to the subject matter of this Agreement which are not set forth herein. No modification of this Agreement shall be valid unless made in writing and signed by the parties hereto. The rights, benefits, duties and obligations under this Agreement shall inure to, and be binding upon, the Corporation, its

P-1940\01\employ1.agr

- 8 -

successors and assigns, and upon the Employee and his legal representatives. This Agreement constitutes a personal service agreement, and the performance of the Employee's obligations hereunder may not be transferred or assigned by the Employee. The failure of either party to insist upon the strict performance of any of the terms, conditions and provisions of this Agreement shall not be construed as a waiver or relinquishment of future compliance therewith or with any other term, condition or provision hereof, and said terms, conditions and provisions shall remain in full force and effect. No waiver of any term or condition of this Agreement on the part of either party shall be effective for any purpose whatsoever unless such waiver is in writing and signed by such party. The headings of sections are inserted for convenience and shall not affect any interpretation of this Agreement.

11. GOVERNING LAW

This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware.

12. SEVERABILITY

If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

P-1940\01\employ1.agr

25.JUN.2001 15:07 NO.741 P.2/3

- h -

Amit Haller

IXI Mobile, Inc.

By: **Lihi Segal**

Title: **Director**

P-1940\01\employ1.agr

26.JUN.2001 15:07 NO.741 P.3/3

- h -

Amit Haller		**IXI Mobile, Inc.**
______________		______________
	By:	**Lihi Segal**
	Title:	**Director**

P-1940\01\employ1.agr

ADDENDUM
To Employment Agreement dated March 1, 2001

This Addendum, dated as of June 26, 2001 (the “Addendum”), to the EMPLOYMENT AGREEMENT dated March 1, 2001 (the “Employment Agreement”), by and between IXI Mobile, Inc., a Delaware corporation (the "Corporation"), and Amit Haller (the "Employee"), sets forth as follows:

WHEREAS, the parties hereto desire to amend the Employment Agreement, effective upon the execution of this Addendum, as more fully set forth herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.
Notwithstanding anything contained to the contrary in the Employment Agreement, it is hereby agreed as follows: (i) that the Employee’s Salary (as defined in Section 3.1(a) thereof) shall be decreased to one hundred and fifty thousand US dollars (US$150,000), beginning as of July 2001 (on a going-forward basis), and (ii) that the Employee shall not be entitled to the annual bonus of US$50,000 set forth in Section 3.1(a) of the Employment Agreement.

2.
The Employee hereby acknowledges that the aforesaid change of the Salary shall affect other payments the Employee is entitled to under other provisions of the Agreement which are derived from such Salary, and declares that he irrevocably consents to such change of terms and that he shall not have any claim with regards to the above change of terms.

3.	All remaining provisions of the Employment Agreement shall remain unchanged.

4.
This Addendum constitutes an integral part of the Employment Agreement. Any and all capitalized terms contained herein, which are not defined in this Addendum, shall have the same meaning affixed to such terms in the Employment Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum as of the date first above written.

EMPLOYEE	CORPORATION
Amit Haller	IXI Mobile, Inc.
/s/ Amit Haller
By: /s/ Lihi Segal Name: Lihi Segal Title: Director

ADDENDUM # 2
To Employment Agreement dated March 1, 2001

This Addendum, dated as of January 1, 2006 (the “Addendum”), to the EMPLOYMENT AGREEMENT dated March 1, 2001 (the “Employment Agreement”), by and between IXI Mobile, Inc., a Delaware corporation (the "Corporation"), and Amit Haller (the "Employee"), sets forth as follows:

WHEREAS, the parties hereto desire to amend the Employment Agreement, effective upon the execution of this Addendum, as more fully set forth herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.
Notwithstanding anything contained to the contrary in the Employment Agreement, it is hereby agreed as follows: (i) that the Employee’s Salary (as defined in Section 3.1(a) thereof) shall be increased to two hundred thousand US dollars (US$200,000), beginning as of January 1, 2006 (on a going-forward basis).

2.	All remaining provisions of the Employment Agreement shall remain unchanged.

3.
This Addendum constitutes an integral part of the Employment Agreement. Any and all capitalized terms contained herein, which are not defined in this Addendum, shall have the same meaning affixed to such terms in the Employment Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum as of the date first above written.

EMPLOYEE	CORPORATION
Amit Haller	IXI Mobile, Inc.
/s/ Amit Haller
By: /s/ Lihi Segal Name: Lihi Segal Title: CFO

Exhibit 10.8
Addendum to Employment Agreement

This Addendum dated February 28, 2006, to the Employment Agreement by and between IXI Mobile, Inc., a Delaware corporation (the “Corporation”) and Amit Haller (“Employee”) effective as of March 1, 2001 as amended on June 1, 2001 (“Addendum 1”) and as of January 1, 2006 (“Addendum 2”) (the “Employment Agreement”) is entered into by and between Company and Employee  (the “Addendum”).

Whereas:	Employee is employed by the Corporation as of March 1, 2001, pursuant to the Employment Agreement;

Whereas:
The parties have agreed that, as of the date of the closing of the contemplated merger transaction (the “Addendum Effective Date” and the “Closing”, respectively), among the Corporation, the Israel Technology Acquisition Corp., and the ITAC Acquisition Subsidiary Corp. (the “Group”) and subject thereto, the terms of the Employee’s employment shall be automatically modified and the Employment Agreement amended, in accordance with the terms set forth below.

Therefore, it is hereby stipulated and agreed between the parties as follows:

1.	The preface to this Addendum constitutes an indivisible and integral part thereof.

2.
Unless otherwise defined herein, the capitalized terms appearing herein shall have the meanings attributed to them in the Employment Agreement or, where so expressly indicated, in the Agreement and Plan of Merger entered into as of February 28, 2006 (the "Merger Agreement").

3.	As of the Addendum's Effective Date, the terms of Employee’s employment shall be modified and the Employment Agreement amended as follows:

3.1.
The Salary (as defined in Section 3.1 (a) of the Employment Agreement and as amended by Addendum 1 and thereafter by Addendum 2 to the Employment Agreement) shall be increased to the annual gross sum of US$250,000 (two hundred fifty thousand US dollars) payable in 12 monthly installments beginning with the monthly installment of the Salary payable for the month in which the Closing shall occur, with the aforesaid increase in the Salary being paid for said month on a pro-rata basis, for that portion of the month following the Closing.

3.2.	Annual Bonus

3.2.1.
In addition to the Salary, and commencing with the 2006 calendar year, the Employee shall be entitled to an annual bonus for each calendar year in which he was employed in a gross amount calculated as follows (the “Annual Bonus”):

A gross amount equal to 2% (two percent) of that portion of the Group’s net income (as such term is defined in Section 2.15 of the Merger Agreement) which exceeds the amount of the net income of the Group in the immediately preceding calendar year (the “Profit Increase”).

For the removal of doubt, it is hereby clarified that the baseline for the calculation of the Profit Increase for the 2006 calendar year shall be the net income of the Corporation in 2005 calendar year and if the financial statements of the Corporation for 2005 show no net income then the baseline amount shall be zero.

3.2.2.
The Annual Bonus shall be paid within five (5) Business Days following the filing of the Parent’s Annual Report on Form 10K with the Securities and Exchange Commission for the relevant year. Subject to the provisions of Section 3.4 of this Addendum, in the event of a termination of the Employment Agreement prior to completion of any calendar year and/or prior to the publication of the financial statements for a given calendar year, Employee shall be entitled to the proportionate share of the Annual Bonus and the Target Bonuses (based upon a calculation of the applicable bonus for the entire calendar year in which the Employment Agreement has been terminated), as the case may be, which shall be paid within the timeframe provided for in the Addendum.

3.3. Target Bonuses

Options

3.3.1. Immediately following the Closing, the Board of Directors of the Parent shall grant Employee options to purchase 750,000 shares of the Parent's Common Stock (the "Additional Options") which shall vest in accordance with the following terms:

3.3.1.1. Upon reaching the 2007 Net Profit Target (as defined in, and in accordance with the terms of, the Merger Agreement), an aggregate number of Additional Options shall vest equal to 150,000 multiplied by a fraction (A) the numerator of which shall be the excess of Parent’s net income of the calendar year ending December 31, 2007 over $15,000,000 and (B) the denominator of which shall be $10,000,000. In no event shall the fraction in the preceding sentence exceed one (1); any of the foregoing Additional Options which were not vested in accordance with the foregoing shall expire and be of no further effect; and

3.3.1.2. Upon reaching the 2008 Net Profit Target (as defined in, and in accordance with the terms of, the Merger Agreement) an aggregate number of Additional Options shall vest equal to 150,000 multiplied by a fraction (A) the numerator of which shall be the excess of Parent’s net income for the calendar year ending December 31, 2008 over $20,000,000 and (B) the denominator of which shall be $25,000,000. In no event shall the fraction in the preceding sentence exceed one (1); any of the foregoing Additional Options not vested in accordance with the foregoing shall expire and be of no further effect; and

3.3.1.3. 450,000 of the Additional Options, a third of which shall vest upon and be conditional upon achievement of each of the First Share Price Trigger (150,000 Additional Options), the Second Price Trigger (150,000 Additional Options), and the Third Price Trigger (150,000 Additional Options) (as each term is defined in, and in accordance with the terms of, the Merger Agreement). Provided, however, that the First Share Price Trigger, the Second Price Trigger, and the Third Price Trigger shall be deemed to have occurred only if such relevant Share Price shall have remained during any twenty (20) Trading Days during any thirty (30) consecutive Trading Day period at any time during the period commencing on the Closing and ending on the fourth anniversary thereof.. Upon the fourth anniversary from Closing, any Additional Options not vested in accordance with the foregoing shall expire and be of no further effect.

3.3.2. The foregoing vesting schedule shall be accelerated in every event where the Holders and the Derivative Holders (as such terms are defined in the Merger Agreement) shall be entitled to acceleration of the issuance of any Additional Shares (as such term is defined in the Merger Agreement).

3.3.3. The Additional Options shall be granted pursuant to the Parent’s US employee share option plan. The exercise price of the Additional Options shall be US$5.00 (five US dollars) per share of Parent’s Common Stock issuable upon such exercise.

Cash Bonuses

2

3.3.4. In addition to the Additional Options, Employee shall be entitled to the following cash bonuses:

3.3.4.1. a cash bonus in the gross amount of US $200,000 (two hundred thousand US dollars) upon achievement of the First Share Price Trigger during any twenty (20) Trading Days during any thirty (30) consecutive Trading Day period at any time during the period commencing on the Closing and ending on the fourth anniversary thereof (the “Share Price Bonus”).

3.3.4.2. a cash bonus of the gross amount of up to US$800,000 (eight hundred thousand US dollars) (“Second Bonus”) upon the Employee becoming entitled to the Share Price Bonus under 3.3.4.1 above and the occurrence of any one of the following conditions, as follows: (i) if the Parent receives funds upon the exercise of warrants outstanding on the date of the Merger Agreement to acquire shares of Parent Common Stock (“Parent Warrants”) of no less than US$ 45 million, the Employee shall be entitled to the full amount of the Second Bonus; (ii) if the Parent’s Board calls for the cashless exercise of the lower of (a) all outstanding Parent Warrants, or (b) 69% of the Parent Warrants, the Employee shall be entitled to the full amount of the Second Bonus; and (iii) if Parent receives proceeds from the exercise of Parent Warrants in the amount of less than US$45 million, then a proportionate amount of the Second Bonus shall be payable to Employee - the sum of which shall be calculated by multiplying the Second Bonus by a fraction, the numerator of which shall be the amount of such proceeds and the denominator of which shall be US$45 million. Sums payable under (iii) above shall be calculated and payable on a quarterly basis and shall be deemed on account of payments due under (i) and (ii) above. Under no event will the aggregate amount payable to Employee under this subsection 3.3.4.2 exceed US$800,000.

3.3.4.3. (a) cash bonuses in the gross amount of US $200,000 (two hundred thousand US dollars) each for the achievement of each of the (i) the Revenue Target (as defined in the Merger Agreement) during calendar year 2006; (ii) the Second Price Trigger; and (iii) the Third Price Trigger; (b) upon reaching the 2007 Net Profit Target, a cash bonus in the gross amount of US$200,000 (two hundred thousand US dollars) multiplied by a fraction (A) the numerator of which shall be the excess of Parent’s net income of the calendar year ending December 31, 2007 over $15,000,000 and (B) the denominator of which shall be $10,000,000. In no event shall the fraction in the preceding sentence exceed one (1); (c) upon reaching the 2008 Net Profit Target, a cash bonus in the gross amount of US$200,000 (two hundred thousand US dollars) multiplied by a fraction (A) the numerator of which shall be the excess of Parent’s net income for the calendar year ending December 31, 2008 over $20,000,000 and (B) the denominator of which shall be $25,000,000. In no event shall the fraction in the preceding sentence exceed one (1). The bonuses included in this Section shall be referred to herein as the “Target Bonuses”.

Provided, however that the Second Price Trigger, and the Third Price Trigger shall be deemed to have occurred only if such relevant Share Price shall have remained during any twenty (20) Trading Days during any thirty (30) consecutive Trading Day period at any time during the period commencing on the Closing and ending on the fourth anniversary thereof.

3

3.4. Section 2 of the Employment Agreement shall be deleted and a new Section 2 shall be inserted and shall read as follows:

2. TERM

Corporation and Employee may terminate this Agreement at any time and for any reason upon 90 days’ prior written notice to the other party (the “Termination Notice”).

In the event that (i) the Corporation terminates the Employment Agreement for any reason (including pursuant to Section 8.1(a) of the Employment Agreement) other than a termination by the Board for just cause pursuant to Section 8.1(b) of the Employment Agreement; or (ii) the Employee terminates the Employment Agreement for just cause pursuant to Section 8.1 (c) of the Employment Agreement, Employee shall be entitled to the following

(a) Salary and benefits set forth in sections 3.1(a) as amended in this Addendum; 3.1(b), 3.1(c), 3.1(d) and 3.1(e) under the Employment Agreement which would have been due to him in a twelve-month period following the furnishing of the Termination Notice (the “Severance Period”); and

(b) un-expired Additional Options not yet vested as of the effective date of termination shall not expire and shall vest upon triggering events set forth in Section 3.3.1, if applicable, even if those occur after termination; and

(c) immediate vesting upon the effective date of termination of all unvested Corporation Options and Corporation Shares (defined below);

(d) extension of the exercise period of all Corporation Options and all vested Additional Options to the full term of said options pursuant to the relevant share option plan in place with regard to said options, and in the absence of a provision in the share option plan in this regard, the full term of said options shall be 10 years or earlier upon so called "Change of Control" events as set forth in the Corporation's US Share Option Plan ("Plan"); upon a so called "Change of Control" event such Corporation Options and Additional Options shall be subject to adjustment/swap/early exercise in the same manner as other options subject to the Plan.

(e) Target Bonuses and Annual Bonuses which would have been due to him during the Severance Period; In the event that such Severance Period ends prior to completion of any calendar year and/or prior to the publication of the financial statements for a given calendar year, Employee shall be entitled to the proportionate share of the Annual Bonus and the Target Bonuses (based upon a calculation of the applicable bonus for the entire calendar year in which the Severance Period ends), as the case may be, which shall be paid within the timeframe provided for in the Addendum.

In addition to the foregoing, in the event that the First Share Price Trigger during any twenty (20) Trading Days during any thirty (30) consecutive Trading Day period is achieved following the effective date of termination but before the lapse of the fourth anniversary from Closing, the Corporation's obligation to pay Employee the Share Price Bonus and the Second Bonus shall survive said terminationand be payable upon the meeting of any of the conditions set forth in Sections 3.3.4.1 and 3.3.4.2 , as applicable.

For the avoidance of doubt the 90 day notice period set forth in the first paragraph of Section 2 shall overlap with the Severance Period.

4

3.5. In the event that (i) the Board of the Corporation terminates the Employment Agreement of the Employee for just cause pursuant to Section 8.1(b) of the Employment Agreement; or (ii) the Employee terminates the Employment Agreement other than for just cause pursuant to Section 8.1 (c) of the Employment Agreement, then Employee shall only be entitled to (a) Salary and benefits set forth in sections 3.1(a) as amended in this Addendum; 3.1(b), 3.1(c), 3.1(d) and 3.1(e) under the Employment Agreement and Annual Bonuses, Target Bonuses, Share Price Bonus, Second Bonus, and Additional Options (subject to vesting events and conditions precedent set forth in this Addendum ) which would have been due to him in a three-month period following the furnishing of the Termination Notice. Any Additional Options and Corporation Options vested prior to expiry of the three months period shall be exercisable no later than 6 months following such date or earlier upon so called "Change of Control" events as set forth in the Corporation's Plan; upon a so called "Change of Control" event such Corporation Options and Additional Options shall be subject to adjustment/swap/early exercise in the same manner as other options subject to the Plan.

3.6. Section 8.1 of the Employment Agreement shall be amended by deleting Sections 8.1 (d) and 8.1 (e) and replacing them with the following new Section 8.1 (d):

“(d) In the event of a termination of this Employment Agreement by either party pursuant to Section 2 of this Employment Agreement (as amended by Section 3.4 of the Addendum), during the notice period provided in said Section 2 Employee shall cooperate with the Corporation and use his best efforts to assist the integration into the Corporation’s organization of the person or persons who will assume the Employee’s responsibilities. During the aforesaid notice period the employer-employee relationship shall continue.”

3.7. Section 8.2 of the Employment Agreement shall be deleted.

3.8. Pre-Closing Shares

Immediately prior to the Closing, and as a bonus to Employee for his efforts in connection with the consummation of the transactions contemplated by the Merger Agreement, the Board of Directors of the Corporation shall issue to the Employee that number of shares of the Corporation's Common Stock, pursuant to the Corporation’s US Share Option Plan (the “Shares”) which, upon conversion to shares of Common Stock of the Parent shall equal 216,000 shares of the Parent's Common Stock (the “Shares”).

3.8.1.
With regard to shares of Common Stock in the Corporation (the “Corporation Shares”) and options to purchase Common Stock in the Corporation (the “Corporation Options”), presently held by Employee, Employee hereby waives any acceleration or other rights pertaining to any securities held by him which may be triggered by the merger transaction among the Group.

3.9.	Closing Bonus

Subject to the Closing, Employee shall be entitled to a one-time lump-sum bonus in the gross amount of US$220,000 (Two Hundred Twenty Thousand US dollars) payable immediately following the Closing (the “Closing Bonus”). Employee hereby irrevocably instructs the Corporation to deduct from the net amount of the Closing Bonus payable to Employee the full amount of the loan outstanding and owed by Employee to the Corporation, in the sum of US$110,000 (One Hundred Ten Thousand US dollars.

4. The provisions of this Addendum are subject to the Closing and are in amendment of the provisions of the Employment Agreement. In the event of an inconsistency between the provisions of the Employment Agreement and the provisions of this Addendum, the provisions of this Addendum shall prevail.

5. For the removal of doubt it is hereby clarified that, other than as specifically amended hereby, the provisions of the Employment Agreement shall remain in full force and effect.

6. Employee confirms that other than an outstanding debt owed to the Employee which, as of the date of signing this Addendum amounts to $8,334(eight thousand three hundred thirty four US dollars), and reimbursement of expenses in the ordinary course of business, the Corporation or any of its affiliated entities has no outstanding debts and liabilities to the Employee arising under any relationship with the Corporation preceding the signing date of this Addendum and that he has no claims, demands and requests from the Company for any such debts and liabilities. For the removal of doubt, it is hereby clarified that the foregoing confirmation does not apply to any debt or liability that may arise following the date of signing of this Addendum.

5

IN WITNESS WHEREOF, the parties hereto have hereby duly executed this Addendum on the day and year first set forth above.

IXI Mobile Inc.	/s/ Amit Haller
By: /s/ Gideon Barak	Amit Haller

We agree to the above:

/s/ Israel Frieder
Israel Technology Acquisition Corp.

6

Exhibit 99.1

ISRAEL TECHNOLOGY ACQUISITION CORP. AND IXI MOBILE, INC. AGREE TO MERGE

NEW YORK, March 1, 2006 - Israel Technology Acquisition Corporation (OTCBB: ISLTU.OB, ISLT.OB, ISLTW.OB) and privately held IXI Mobile, Inc. (“IXI Mobile”), developer of the Ogo™ family of mobile messaging solutions for the mass market, announced today that they have entered into a definitive agreement pursuant to which IXI Mobile will merge with ITAC Acquisition Subsidiary Corp., a wholly owned subsidiary of Israel Technology Acquisition Corp. (“ITAC”). As a result of the merger, IXI Mobile will become a wholly-owned subsidiary of ITAC. Immediately following the merger, the holders of equity interests of IXI Mobile (including holders of employee options and warrants to purchase IXI Mobile common stock) will own or have the right to acquire approximately 7.8 million shares of ITAC common stock. Of this amount, approximately 1.4 million shares will be available for issuance to IXI Mobile’s senior management and employees under IXI Mobile’s Employee Stock Option Plan. As further consideration, the holders of equity interests of IXI Mobile will receive or have the right to acquire up to an additional 10.0 million ITAC shares based on attaining various targets described below. There are currently 7.8 million shares of ITAC common stock outstanding. If approved by the ITAC stockholders, the transaction is expected to close in the third quarter of 2006. At closing, ITAC will change its name to IXI Mobile, Inc. (the “Company”).

IXI Mobile, headquartered in Redwood City, California, with research and development facilities in Israel and Romania, develops the Ogo family of devices and end-to-end solutions that deliver popular mobile applications, including instant messaging (IM), email, SMS and news, on optimized, easy-to-use handheld devices. Since launching Ogo in September 2004, IXI Mobile has shipped approximately $20 million of Ogo products to customers including AT&T Wireless (now Cingular Wireless1), Swisscom Mobile, the leading Swiss mobile operator, and e-kolay.net, one of the largest Internet Service Providers (“ISPs”) in Turkey, in collaboration with Telsim (now Vodafone) and Avea, leading Turkish mobile operators. IXI Mobile has recently signed a contract to sell Ogo to one of the largest ISPs in Europe with over 20 million subscribers. The agreement is expected to be publicly announced by IXI Mobile’s customer.

[1]	Ogo is no longer being sold by Cingular Wireless but service for existing customers continues.

The Transaction
Under the terms of the agreement, the equity interests in IXI Mobile will be exchanged at the closing for approximately 7.8 million shares of ITAC common stock (or the right to acquire such shares). Of this amount, approximately 1.4 million shares will be available for issuance to IXI Mobile’s senior management and employees under IXI Mobile’s Employee Stock Option Plan. Following the merger, the Company will have access to the approximately $33,500,000 currently held in ITAC’s trust account, which will be used for its working capital to support current opportunities and future sales initiatives, to pay expenses of the transaction, and to pay the per-share amount to any ITAC stockholder that seeks to convert his shares into cash. In addition, the funds may be used to repay certain IXI Mobile indebtedness.

As further consideration, the holders of equity interests of IXI Mobile (including holders of employee options and warrants to purchase IXI Mobile common stock) will receive or have the right to acquire up to an additional 10.0 million shares based on attaining the following targets:

•	If revenues exceed $45 million in 2006 - 1.0 million shares
•	If net profits reach $15-25 million in 2007 - 1.0 million shares (linear allocation)
•	If net profits reach $20-45 million in 2008 - 2.0 million shares (linear allocation)

•	If the common stock trades, for 20 out of 30 days, at a price of at least:
o	$8.50 - 2.0 million shares
o	$9.50 - 2.0 million shares
o	$12.00 - 2.0 million shares

In addition, certain IXI Mobile senior management members will be granted options to purchase up to 1.5 million additional ITAC shares at $5.00 per share, becoming exercisable upon attaining the same net profit and share price milestones detailed above.

IXI Mobile’s audited financial statements for 2004 and 2005 are currently being prepared in accordance with U.S. GAAP and will be included in the proxy statement/prospectus to be mailed to ITAC stockholders following clearance from the U.S. Securities and Exchange Commission.

About IXI Mobile and Ogo Solutions
Ogo devices, with features such as a clamshell form factor, QWERTY keyboard and large screen, are designed for the optimal delivery of mobile data applications. To facilitate Ogo deployment, IXI Mobile provides all required back-end components, as well as launch and support services. The complete Ogo solution, including devices and support services, is sold to mobile operators, mobile virtual network operators (MVNOs), and ISPs worldwide.

IXI Mobile’s Ogo solution appeals to the mass market with its unique application set and low price. While IXI Mobile does not directly control Ogo’s pricing to consumers, Ogo devices have been sold at retail from $0 (fully subsidized by the service provider) to $99, with a monthly service fee of approximately $15-18, offering a compelling alternative to higher-priced offerings.

Large, Growing Industry
IXI Mobile operates in the large and growing global mobile communications market. In 2005, worldwide mobile phone subscribers exceeded 2.1 billion (according to Portio Research). To date, operators have relied on mobile voice and data services, such as SMS, MMS, and multi-media downloads, as key revenue drivers. As the market matures, however, operators are looking to leading desktop applications, including email and instant messaging (IM), to increase mobile data traffic.

Email and IM are highly popular applications, with worldwide email users estimated at over 660 million in 2005 (according to Radicati Group), and worldwide IM users estimated at over 300 million in 2005, generating 1.2 billion messages daily (according to ComScore Media Metrix and IDC). These applications, while popular on the PC, have had limited mobile penetration. In addition, mobile email has largely been focused on the corporate market rather than the mobile mass market. In fact, the mobile email leader, catering mainly to corporate users, has only 4.5 to 5.0 million subscribers.

Seasoned Management Team
IXI Mobile’s seasoned management team is led by Mr. Amit Haller, Co-Founder, President and Chief Executive Officer. Mr. Haller is a wireless industry veteran with over 17 years experience. He was founder and CEO of Butterfly VLSI, Ltd., a pioneer in short distance wireless technology that was sold to Texas Instruments in 1999. At Texas Instruments, Mr. Haller managed the group in charge of Bluetooth technology. Mr. Haller stated “we are very excited about pursuing this partnership with Israel Technology Acquisition Corp. We look forward to becoming a publicly traded entity through this combination and having the additional resources to advance our global sales initiatives and continue to bring high-quality mobile solutions to market.”

Mr. Gideon Barak, Co-founder and Chairman, brings over 25 years experience in the communications industry. Mr. Barak served as CFO of DSP Group Inc. (NASDAQ: DSPG). He was Founder and CEO of DSP Communications (DSPC), which was spun out from DSPG and was sold to Intel Corporation. He also served as Founder and Chairman of Envara, Inc. and Butterfly VLSI, which were sold to Intel and Texas Instruments, respectively. He also served as Director of Modem-Art Ltd. and Widcomm, Inc. when they were acquired by Agere Systems and Broadcom Corporation, respectively. Mr. Barak serves as a Director of additional semiconductor and communications companies, including Metalink Ltd. (NASDAQ: MTLK) and Advasense (founder and Chairman), and also serves as venture partner with Benchmark Capital.

About ITAC
Israel Technology Acquisition Corp. is a Delaware corporation, established on February 22, 2005. ITAC is a Specified Purpose Acquisition Corporation (“SPAC”) with the objective of acquiring an operating business that has manufacturing operations or research and development facilities in Israel. ITAC completed its initial public offering (IPO) in 2005, through the sale of 6.318 million units at $6.00 per unit. Each unit consisted of one share of ITAC common stock and two redeemable ITAC common stock purchase warrants. A portion of the net proceeds of the IPO, currently equivalent to approximately $5.30 per share including interest earned since closing, are held in escrow in the custody of an independent trustee until the consummation of a business combination. In addition to the approximately 7.8 million shares of ITAC common stock currently outstanding, approximately 12.6 million redeemable ITAC common stock purchase warrants are outstanding.

Israel Frieder, ITAC’s Chairman and Chief Executive Officer, said: “IXI Mobile has a fantastic product that addresses the sizeable but underserved mobile data communications market. They have demonstrated the ability to develop and sell value-added devices and services in major markets worldwide.” He continued: “Through this merger, the interests of IXI Mobile’s strong management team are closely aligned with those of our stockholders. IXI Mobile’s stronger balance sheet, impressive and growing customer base, and sound strategy position the Company to further capitalize on the significant growth opportunity in the global market for mobile data services.”

Terms of Closing
The closing of the merger is subject to a number of legally required and customary closing conditions, including ITAC stockholder approval of the transaction. In addition, the closing is conditioned on holders of fewer than 20% of the shares of ITAC issued in the IPO voting against the business combination and electing to convert their ITAC shares into cash, as permitted by the ITAC certificate of incorporation. It is expected that the transaction will close in the third quarter of 2006. There can be no assurance that the transaction will be approved by ITAC stockholders.

Prior to closing, IXI Mobile, with the cooperation of ITAC, will seek to raise additional capital to support current opportunities and future growth.

Following the closing, Israel Frieder will become Co-Chairman of the Company. In addition, the Company’s Board of Directors will be comprised of seven directors, including Gideon Barak, Chairman of IXI Mobile, Amit Haller, President and CEO of IXI Mobile, Israel Frieder, Chairman and CEO of ITAC, and four independent directors, including Yossi Sela, Managing Partner of Gemini Israel Funds.

Additional Information
ITAC stockholders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, as it will contain important information. ITAC stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about ITAC and IXI Mobile, without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Israel Technology Acquisition Corp., 7 Gush Etzion, 3rd Floor, Givaat Shmuel, Israel 54030.

IXI Mobile was founded in 2000. The company is headquartered in Redwood City, California, and has research and development facilities in Israel and Romania. IXI Mobile also maintains regional sales offices. For more information on IXI Mobile, please visit www.ixi.com. For more information on Ogo, please visit www.ogo.com.

Contact

Lee Roth
KCSA Worldwide
Lroth@kcsa.com
(212) 682-6300

Todd Fromer
KCSA Worldwide
Tfromer@kcsa.com
(212) 682-6300

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about ITAC and IXI Mobile and their combined business after completion of the proposed acquisition. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of ITAC and IXI Mobile’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of ITAC stockholders to approve the merger agreement and the transactions contemplated thereby; the number and percentage of ITAC stockholders voting against the merger and seeking conversion of their shares; changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which IXI Mobile is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of mobile communications products and services; timing, approval and market acceptance of new products introduction; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in ITAC’s filings with the Securities and Exchange Commission, including its Quarterly Report on Form 10-QSB for the period ended September 30, 2005. The information set forth herein should be read in light of such risks. Neither ITAC nor IXI Mobile assumes any obligation to update the information contained in this press release.

The respective directors and executive officers of ITAC and IXI Mobile and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding ITAC’s directors and executive officers will be available in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, to be filed with the Securities and Exchange Commission. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

-ends-

Exhibit 99.2

Exhibit 99.3